EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 29, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Item 1

Santander Central Hispano

Press Release

SANTANDER CENTRAL HISPANO FIRST HALF NET ATTRIBUTABLE INCOME 1,196.6 MILLION EUROS (-13.4%), WITH ZERO CONTRIBUTION FROM ARGENTINA

- **Effective cost cutting: efficiency ratio improved 340 bp to 50.6%**
- **Operating income rose 2.26%, excluding Argentina by 11.9%**
- **Improved results in more recurrent income items**
- **High asset quality and provision cover: NPL ratio 1.85% (-28bp) and cover of 142.6% (+550bp)**
- **Lower net attributable income reflects fall in trading gains, mainly in Latin America, and extraordinary provisions for Internet investments**
- **2002 net attributable income now projected at 2.25 billion euros (-10%)**

Madrid, July 29, 2002 – Santander Central Hispano recorded a consolidated net attributable income of 1,196.6 million euros in the first half of 2002, a decline of 13.4% over the same period last year but 8.3% higher than in the second half of 2001.

Excluding Argentina, which made a zero contribution to net attributable income, the bottom line figure would have declined 4.2% over the first half of 2001.

Performance during the period was otherwise notable for a strong pickup in business activity in Europe. In this regard, the Group has taken steps to increase revenues, as well as continue with cost reduction and enhance business expansion through revised priorities:

- Accelerate business activity and increase revenue generation with special emphasis on Spain
- Make optimum use of the value of the customer base
- Reduce costs beyond initial targets
- Achieve competitive advantage through technology

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano has accordingly launched Revenue Plan 2003 (i-03), a business plan aimed at taking effective advantage of organic growth with ambitious targets for next year. This plan identifies 101 projects and improvements, with a total commitment from all business areas.

Results

First half results were marked by higher revenues on the commercial banking side, as well as effective cost control and a conservative policy on provisioning and setasides for possible future writeoffs. Net interest income showed a slight 2.3% decline to 5,035.8 million euros, though if Argentina is excluded there is a rise of 2.5%.

Fees and commissions, which declined 4%, nevertheless displayed a positive trend in the second quarter, being 4.5% higher than the first three months of the year and 10.6% above the fourth quarter of 2001. Excluding the Argentina effect, revenues from commissions rose 5.6%, with a 5% rise in mutual and pension funds, 15.8% in managed portfolios and 47.1% in insurance.

Trading gains declined 43.3% due to recent interest rate increases in Latin America and the effect of the fall in portfolio values. Excluding Argentina there was a negative figure of 10 million euros in the second quarter compared with an average of 205 million in the previous five quarters. Net operating revenues were 5.1% below the first half of 2001 at 7,538.3 million although 0.9% higher if excluding Argentina. Nearly 87% of net operating revenues came from retail banking (In Spain and abroad), and 97% from net interest income plus commissions.

A 11.1% fall in administrative expenses placed Group efficiency ratio at 50.6%, an improvement of 3.4 percentage points over June 2001. Specifically, personnel costs fell 10.9% and other costs, such as property and systems, by 11.4%.

Cost and revenue performance produced a 2.3% rise in operating income to 3,131 million euros, and an improvement in the return on average total assets to 1.76% from 1.72%. Again, excluding Argentina, operating income is 11.9% higher, driven principally by Retail Banking in Europe which rose 22.4%.

The strong performance of more recurrent items is reflected in a 13.8% rise in operating income, excluding dividends and trading gains, which would translate to an increase of 27.3% if excluding Argentina.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

The Group has assigned 982.7 million euros to loan loss provisions and 377.7 million euros to goodwill amortization, as well as additional provisions for the entire amount of intra-group cross-border risk with Argentina.

Net attributable income thus came to 1,196.6 million euros, down 13.4% on the same period last year but only 4.2% lower if Argentina is excluded. Retail banking activities contributed 75% to this result (42% from Europe and 33% from Latin America), Asset Management and Private Banking 9%, Global Wholesale Banking 7%, Financial Stakes in Europe 4% and the Industrial Portfolio 5%.

In Latin America, Group results were affected by negative market trends and by currency depreciation with respect to the euro, in part compensated by successful cost control and a focus on commission earning business. Net attributable income from the area came to US$718.4 million, with particularly strong performances from Brazil (+54.4%), Mexico (+36.3%) and Chile +17.6%).

In Argentina, the Group has provisioned the entire investment (including goodwill), intra-group cross border exposure and cross-border risk with third parties as required by the regulatory authorities. The Group continues to condition its presence in this country to the maintenance of a viable and stable financial system, noting that steps have been taken in this direction that it hopes will be accelerated in the next few days.

In Brazil, marked financial market volatility has had a negative impact on results in terms of trading gains. Retail and core business has performed more favourably, as reflected in the 511,000 new customers won since the acquisition of Banespa, as well as an increased ratio of commissions to expenses (nearly 64%), and continuing efficiency gains that have placed cost-income ratio below 48%. Net attributable income for the period was US$305.5 million.

Banesto performed in line with expectations for the year, maintaining a progression both in terms of business expansion and improved results. The loan portfolio grew 14% and on balance sheet customer funds by 6.4%. The bank continued to place emphasis on asset quality, holding its NPL ratio at 0.84% with a provision cover of 256%. Pre-tax income rose 16.4% to 306.3 million euros while the efficiency ratio improved to 49.5%.

Balance Sheet

There have been three factors impacting on these aggregates: Argentina, depreciation of Latin American currencies against the dollar and the strong rise of the euro. This has obscured a favourable trend in retail banking in Spain, where notable increases were seen in balances of commercial credit, double-digit rises in mortgage loans (14.4%) and Banesto (above 20%).

Making a strong contribution was a significant increase in term deposits as a result of the launch of the Supersatisfacción Deposit (+11.8% higher than in December 2001). Mutual funds and individual pension plans also performed well. This was reflected in increased market share in the category "other resident sector deposits", mutual funds and individual pension plans.

Portugal achieved significant growth in balance sheet funds, loans and mutual funds. However, Latin America was affected by Argentina and the negative impact of exchange rates, with increases focussed on new funds (mainly mutual and pension funds) and a conservative policy on lending.

Total Group managed customer funds declined 6.9% to 308,946.8 million euros, but without Argentina the figure is 3.04% less at 304,644.8 million (eliminating the exchange rate factor they rose 6.6%). Loans were 5.1% lower at 171,970 million and -2.5% excluding Argentina.

In the context of slower economic growth and large-scale international corporate failures, the Group has exercised prudent credit risk control, as reflected in the high quality and provision cover of its portfolio. Group NPL ratio stood at 1.85% (0.98% in Spain and 3.01% in Latin America) with a reduction of 28 basis points over the past 12 months, while cover has risen 5.5 percentage points to 142.6%, with an especially favourable trend in Latin America.

Reinforcing this prudent policy on asset quality, Santander Central Hispano is well diversified, with 76.1°% of credit risk located in Europe, 21.3% in Latin America and 2.6% elsewhere.

The exchange impact on Group reserves translated into a drop of 1.18 points in BIS ratio to 10.86%, with Tier I at 7.36%. Eligible capital came to 21,703 million euros, with a surplus over minimum required levels of 5,712 million. The Group's balance sheet strength is further reflected in the 5 billion euros of unrealised capital gains that, net of taxes, would bring BIS ratio to above 16%.

2002 profit review

In the light of first half results, of the possible impact of recent depreciation of Latin American currencies against the dollar, and the strength of the euro, as well as ongoing measures to strengthen the balance sheet, the Group has decided to revise its net attributable income projection for 2002 from 2.7 billion euros (+10%) to 2.25 billion, which would represent a 10% decline on 2001.

Dividends

Santander Central Hispano paid a fourth and final dividend for 2001 on April 30, the 0.0631 euro per share payment bringing total dividend for the year to 0.2885, an increase of 5.5%. On August 1, a first interim dividend for 2002 of 0.0775 will be paid, an increase of 3.2% over the equivalent payment last year.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

Consolidated income statement	Jan-Jun 2002 mln euros	Jan-Jun 2001 mln euros	02/01 %
NET INTEREST REVENUE	**5,035.8**	**5,152.5**	**(2.27)**
Net fees and commissions	2,249.2	2,341.8	(3.95)
BASIC REVENUE	**7,285.0**	**7,494.3**	**(2.79)**
Trading gains	253.3	446.9	(43.33)
Net operating revenues	**7,538.3**	**7,941.2**	**(5.07)**
Personnel and general expenses	(3,813.5)	(4,287.9)	(11.06)
a) Personnel	(2,392.6)	(2,684.9)	(10.89)
b) General expenses	(1,490.9)	(1,603.1)	(11.37)
Depreciation and other results	(593.6)	(591.4)	0.37
NET OPERATING INCOME	**3,131.2**	**3,061.9**	**2.26**
Income from equity accounted holdings	135.6	209.5	(35.25)
Earnings from Group transactions	191.4	333.0	(42.52)
Net provisions for loan losses	(982.7)	(835.1)	17.68
Writedown of investment securities	(2.1)	1.3	
Goodwill amortization	(377.7)	(1 303.1)	(71.01)
Other income	(171.3)	907.7	-
Income before taxes	**1,924.5**	**2,375.3**	**(18.98)**
Corporate Tax	(433.9)	(509.7)	(14.86)
Net consolidated income	**1,490.5**	**1,865.6**	**(20.11)**
Minority interests	82.5	223.1	(63.00)
Dividend – preferred shareholders	211.4	260.7	(18.90)
NET ATTRIBUTABLE INCOME	**1,196.6**	**1,381.9**	**(13.41)**

Data excluding Argentina

Basic revenue	7,089.4	6,854.0	3.43
Net operating revenues	7,315.5	7,254.0	0.85
Net operating income	3,048.0	2,723.8	11.9
Net attributable income	1,196.6	1,248.4	(4.16)

Comunicación Externa.
Plaza de Canalejas, 1 - 28014-MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Customer funds

	Jan-Jun 2002 mln euros	Jan-Jun 2001 mln euros	02/01 %	31.12.01 mln euros
Public sector	7,813.7	4,629.1	68.80	14,466.9
Private sector	75,806.2	71,417.8	6.14	71,891.3
Demand deposits	21,496.6	20,612.6	4.29	21,252.2
Savings accounts	15,796.1	14,602.3	8.18	15,472.4
Time deposits	21,410.6	23,154.3	(7.53)	19,155.9
REPOS	16,967.4	12,951.5	31.01	15,928.3
Other accounts	135.4	97.0	39.56	82.6
Non-resident sector	82,542.7	97,477.6	(15.32)	90,923.7
Deposits	71,905.4	84,440.1	(14.84)	80,656.0
REPOS	10,637.3	13,037.4	(18.41)	10,267.7
Total customer deposits	**166,162.6**	**173,524.4**	**(4.24)**	**177,281.9**
Debt securities	34,923.8	38,157.4	(8.47)	40,376.0
Subordinated debt	13,227.0	12,806.6	3.28	12,996.0
Total customer funds on-balance sheet	**214,313.4**	**224,488.4**	**(4.53)**	**230,653.8**
Total managed funds (off-balance sheet)	**90,331.4**	**89,698.1**	**0.71**	**91,716.2**
Mutual funds	67,999.5	67,225.5	1.15	68,227.0
Spain	50,972.8	49,436.5	3.11	49,487.6
Abroad	17,026.7	17,789.0	(4.29)	18,739.5
Pension funds	14,544.6	14,393.7	1.05	15,619.6
Spain	5,312.4	5,018.6	5.85	5,443.8
Individuals	4,581.2	4,286.2	6.88	4,698.0
Abroad	9,232.2	9,375.1	(1.52)	10,175.8
Managed portfolios	7,787.3	8,078.9	(3.61)	7,869.6
Spain	2,454.8	2,337.9	5.00	2,432.0
Abroad	5,332.5	5,741.0	(7.12)	5,437.6
Total customer funds – excl. Argentina	**304,644.8**	**314,186.5**	**(3.04)**	**322,370.0**
Total customer funds - Argentina	4,302.0	17,684.5	(75.67))	9,008.9
Total customer funds on-balance sheet	**308,946.8**	**331,871.1**	**(6.91)**	**331,378.9**

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Loans

	Jan-Jun 2002 mln euros	Jan-Jun 2001 mln euros	02/01 %	31.12.01 mln euros
Public sector	4,819.6	4,214.3	14.36	4,249.7
Private sector	86,174.1	81,593.1	5.61	84,721.7
Secured loans	34,927.3	30,526.2	14.42	33,028.3
Other loans	51,246.8	51,066.9	0.35	51,693.4
Non-resident sector	77,848.5	87,428.5	(10.96)	85,799.7
Secured loans	20,983.8	22,774.7	(7.86)	23,308.7
Other loans	56,864.7	64,653.9	(12.05)	62,491.0
Gross loans (ex-Argentina)	**168,842.2**	**173,236.0**	**(2.54)**	**174,771.1**
Less: net allowance for loan losses (ex-Argentina)	4,923.1	5,357.4	(8.11)	5,068.7
Net loans – ex-Argentina	**163,919.1**	**167,878.6**	**(2.36)**	**169,702.4**
Net loans - Argentina	2,950.1	7,717.9	(61.78)	4,119.7
Net loans - total	**166,869.1**	**175,596.5**	**(4.97)**	**173,822.0**
Note: doubtful loans	3,766.2	4,477.5	(15.89)	3,894.5
Public sector	3.9	3.8	3.01	4.5
Private sector	1,069.3	820.7	30.28	931.0
Non-resident sector	2,693.1	3,653.0	(26.28)	2,959.0

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Shareholders' equity and capital ratios*

	Jan-Jun 2002 mln euros	Jan-Jun 2001 mln euros	02/01 %	31.12.01 mln euros
Subscribed capital stock	2,384.2	2,280.8	4.53	2,329.7
Paid-in surplus	9,685.6	8,080.4	19.86	8,651.0
Reserves	5,458.9	5,433.8	0.46	5,466.4
Reserves at consolidated companies (net)	466.5	2,448.1	(80.95)	1,545.9
Total primary capital	**17,995.2**	**18,243.1**	**(1.36)**	**17,993.0**
Net attributable income	1,196.6	1,381.9	(13.41)	2,486.3
Treasury stock	(19.2)	(25.9)	(25.76)	(21.4)
Distributed interim dividend	--	-	-	(685.4)
Shareholders' equity at period end	**19,172.5**	**19,599.1**	**(2.18)**	**19,772.5**
Interim dividend pending distribution	--	-	-	(350.0)
Final dividend	--	-	-	(294.0)
Shareholders' equity after allocation of period end results	**19,172.5**	**19,599.1**	**(2.18)**	**19,128.4**
Preferred shares	5,802.1	7,314.1	(20.67)	5,979.0
Minority interests	884.1	1,534.4	(42.38)	1,394.9
Shareholders' equity & minority interests	**25,858.7**	**28,447.5**	**(9.10)**	**26,502.4**
Basic Capital (Tier I)	14,707.5	16,669.1	(11.77)	16,357.9
Supplementary Capital	6,995.6	7,425.1	(5.78)	8,239.1
Eligible capital	**21,703.1**	**24,094.2**	**(9.92)**	**24,597.0**
Risk-weighted assets (BIS criteria)	**199,893.1**	**206,783.2**	**(3.33)**	**204,310.5**
BIS ratio*	**10.86**	**11.65**		**12.04**
Tier I	7.36	8.06		8.01
Excess (amount)	**5,711.7**	**7,551.6**	**(24.36)**	**8,252.2**

* The impact of amortization in 2002 of preferred stock is reflected in 2001 end year accounts.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Item 2

January-June 2002

January-June 2002

Quarterly Report 2002 02|06



January February March April May June July August September October November December

Quarterly Report

Santander
Central Hispano

Key consolidated data

Balance sheet	30.06.2002 Euro MM.	30.06.2001 Euro MM.	Variation (%) 2002/2001	31.12.2001 Euro MM.
Total assets	338,446.9	365,729.0	(7.46)	358,137.5
Loans	166,869.1	175,596.5	(4.97)	173,822.0
Customer funds	308,946.8	331,871.1	(6.91)	331,378.9
Customer funds on balance sheet	216,429.4	234,560.1	(7.73)	236,132.4
Mutual funds	68,124.9	68,639.6	(0.75)	68,535.0
Pension funds	16,605.1	20,592.5	(19.36)	18,841.9
Managed portfolios	7,787.3	8,078.9	(3.61)	7,869.6
Shareholders' equity	19,172.5	19,599.1	(2.18)	19,128.4
Total managed funds	430,964.3	463,040.0	(6.93)	453,384.0
Income statement	**Jan.-Jun. 2002 Euro MM.**	**Jan.-Jun. 2001 Euro MM.**	**Variation (%) 2002/2001**	**2001 Euro MM.**
Net interest revenue	5,035.8	5,152.5	(2.27)	10,256.8
Basic revenue	7,285.0	7,494.3	(2.79)	14,878.5
Net operating income	3,131.2	3,061.9	2.26	5,944.5
Income before taxes	1,924.5	2,375.3	(18.98)	4,237.3
Net attributable income	1,196.6	1,381.9	(13.41) (*)	2,486.3
Ratios	**30.06.2002**	**30.06.2001**		**31.12.2001**
ROA	0.84	1.05		0.94
ROE (1)	12.81	15.27		13.86
Efficiency ratio (personnel & gen. expenses / net op. revenue)	50.59	54.00		53.98
BIS ratio (2)	10.86	11.65		12.04
Tier I (2)	7.36	8.06		8.01
NPL ratio	1.85	2.13		1.86
NPL coverage	142.61	137.09		143.32
Shares and shareholders				
Shareholders (number)	982,565	983,525		981,408
Shares outstanding (millions at period end)	4,768	4,562		4,659
Share price (Euro)	8.04	10.70		9.41
Market capitalization (millions)	38,338.0	48,808.4		43,844.6
Net attributable income per share (EPS) in the half	0.2553	0.3030		0.5447
P/E ratio (times)	16.02	17.66		17.63
Other data				
Number of branches	9,552	10,422		9,951
Spain	4,320	5,164		4,707
Abroad	5,232	5,258		5,244
Number of employees	110,716	120,892		114,927
Spain	38,691	42,060		40,741
Abroad	72,025	78,832		74,186

(*) Excluding the impact of Argentina: -4.16%

(1) The ROE calculation includes *anticipated voluntary reserves*. 15.54% if excluded in June 2002, 19.33% in June 2001 and 17.56% in December 2001.

(2) Adjusted in December 2001 for the scheduled redemption of preferred stock carried out in 2002.

Note: The information contained in this report has not been audited. However, it has been produced utilizing generally accepted accounting principles and criteria.

Contents

Performance during the quarter

In the first half of 2002, net attributable income was 13.4% lower than in the same period of 2001 at EUR 1,196.6 million, but 8.3% higher than the second half of 2001. Excluding Argentina (because of its zero contribution in 2002), net attributable income was 4.2% lower than in the first half of 2001.

In order to properly evaluate the results and the main items of the Group's balance sheet, one has to take into account two effects. The most recurrent revenue items performed well. Deducting dividends and trading gains, net operating income was 13.8% higher than in the first half of 2001 and 27.3% more excluding Argentina, after rising in the previous five quarters. But there was a negative impact, especially in Latin America, from the volatility of markets, the depreciation of most Latin American currencies and Argentina's difficulties in overcoming its problems. These factors, which affected the first half results, remained at the beginning of the second half.

The performance in the first half also shows a notable recovery of business in Europe. The measures taken in the short term to boost revenue, achieve further cuts in costs, both in Spain and abroad, and strengthen the path of growth of activity in Spain are beginning to bear fruit. Unlike in the second half of 2001 when growth was affected by the Group's organizational changes, chiefly balances with companies, in the first half of 2002 there was a noteworthy improvement. Of note was the recovery of commercial credit balances over December 2001 after the fall in the second half, the year-on-year growth in mortgages (double digit and more than 20% at Banesto), the significant increase in time deposits following the launch of the "Supersatisfaction" Deposit (+11.8% over December 2001), and the good performance of mutual funds and individual pension funds. All of this was reflected, according to the latest available figures, in gains in market share over December 2001 in deposits of other resident sectors, mutual funds and individual pension funds.

The Group was particularly active in the second quarter in promoting measures to continue this trend and generate greater value over the long term. These steps, which began to produce results in the second half of 2001, can be grouped into three basic strategies:

Drive from the capacity of profitable and efficient growth

In order to develop these capacities the management team revised the Group's priorities, which can be summed up as:

- Step up business activity and revenue growth, especially in Spain.
- Optimize the value of our customer base, making further progress in customer loyalty and satisfaction.
- Cut costs more than initially envisaged.
- Make technology a competitive advantage.

The implementation of these priorities, together with the new measures focused on improving revenues in the short and medium term, meant drawing up a business plan to cover the period until December 2003 in order to optimize the Group's organic development. The 2003 Revenue Plan or i-03 enjoys the participation and commitment of all business areas to analyze and review their capacities and establish ambitious targets for next year.

This Plan, being developed since May, has identified 101 projects and measures to improve the business areas analyzed and includes 11 specific plans to improve the management framework of the areas and achieve a qualitative leap in revenues.

The improvements set out in the Plan i-03 are complemented by the continued drive to cut costs. The Group is meeting its goals for optimization of operational resources: the efficiency ratio improved to 50.6% in the first half of 2002, well below the goal for the whole year of less than 52%.

In Spain, the Network Optimization Plan scheduled for this year was completed, with the closure of 408 branches of the Santander Central Hispano and Banesto networks. Progress was also made in the new targets of downsizing the head count in Group companies.

Banesto improved its efficiency ratio by 3.1 points in the year to June and by 2.1 points in the first half of 2002 and the pace of its business growth remained faster than that of Spain's commercial banks as a whole. Greater revenue generation, containment of costs and adequate risk management produced growth of 16.4% in income before taxes.

Retail Banking in Europe, as a result of a certain perimeter effect from the consolidation in 2002 of AKB (its results are included for the whole of the first half), reduced its costs by only 0.5%, but this was comfortably offset by higher revenues. As a result its efficiency ratio improved by 4.6 points to 49.7%. This improvement, together with higher revenues, helped to push up net operating income by 22.4% and net attributable income by 21.0% over the first half of 2001. Eliminating the perimeter effect, growth was above 16% in both cases.

In Latin America, the volume of business was affected by three factors: the tight policy in lending growth, the depreciation of most currencies against the US dollar and the downsizing of business in the least profitable countries. The focus remained on capturing funds, mainly via mutual and pension funds.

Net attributable income in Latin America was US$ 718.4 million. Results were affected by the negative performance of markets and exchange rates, partly offset by cost savings and the focus on businesses that generate revenue from commissions. Of note were the increases in net attributable income in Brazil, Mexico and Chile of 54.4%, 36.2% and 17.6%, respectively. Brazil and Chile benefited from the increased stakes in our banks in these countries.

In Brazil, the highly volatile financial markets dented trading gains. Business activity and the most typical banking business performed well, underscored by the capturing of new customers (511,000 since the acquisition of Banespa), the higher relative share of fees and commissions when measured against costs (close to 64%) and the further improvement in the efficiency ratio, which is already below 48%. Net attributable income was US$ 305.5 million in the first half of 2002.

Argentina's financial statements continued to be provisional and the results arising from applying local regulations were neutralized. The Group's future presence in the country continues to depend on whether there is a viable and profitable financial system.

Lastly, and looking to the medium term, the Parthenon Project was launched which will provide the Bank with state-of-the-art and integrated computer systems at a lower cost, making our technology a tangible competitive advantage. This project, in its first phase, will last until 2004 and adapt and develop Banesto's technology to the features of Santander Central Hispano. As of 2005 it will move towards a structure of solutions based on e-business.

The company Ingeniería de Software Bancario was established, which specializes in the development of applications for retail banking. The purpose of this company, owned initially by Banco Santander Central Hispano and Banesto, is to provide services to the whole Group and solutions to other entities whose systems are reaching full capacity.

Optimization of the utilization of Group capital

The Group was very active in the second quarter of 2002 in management of investments and divestments in order to maximize the return on its capital. Taking advantage of the opportunities created by the market, the following divestments took place:

- The sale of 23.5% of the Dragados Group for EUR 900 million, generating a capital gain of EUR 521 million.
- The sale of 24.5% of Vallehermoso for EUR 569 million, with a capital gain of EUR 301 million.
- The transfer of 100% of Patagon América and its commitments to its former owners, after acquiring from them their stakes and other minority interests in Patagon Euro, the holding company for activities in Spain, Germany and Latin America. These operations represented a total charge for the Group of EUR 700 million, including the goodwill pending amortization (EUR 616 million). Thus, this investment is fully written-off.

In addition, strategic investments were made and completed during the period, some of them relating to operations and options begun in previous years:

- In Consumer Financing in Europe, 100% of the German AKB Holding was acquired through the issuance of 109,040,444 new shares amounting to EUR 1,100 million. The integration of AKB in CC-Bank, our specialized subsidiary, places the Group in a privileged position in the German market (more than 2 million customers and a market share of 15% in non-banking auto financing), and provides a single platform for expanding into the most attractive markets of East Europe.

  AKB's contribution, together with the synergies in revenues and costs derived from its merger with CC-Bank, will make a positive contribution to shareholders as of 2003. Already in its first six months of consolidation, AKB Holding performed well (+70% growth in income before taxes over the first half of 2001).

- In Chile, the Group acquired 35.45% of Banco Santiago for US$ 685 million under the agreements with the Bank of Chile (as the second largest shareholder of Banco Santiago). On the basis of first half figures, the operation has a price/earnings ratio of around 9 times.

  As well as the greater participation in profits, the transaction enabled the merger of our two subsidiary banks in Chile, which approved by shareholder meetings of Banco Santander Chile and Banco Santiago on July 18, 2002, to go ahead. Following this approval, Banco Santiago will absorb Banco Santander Chile. The merger will optimize structures and business over the next few months and obtain synergies estimated (in annualized terms) at 15% of the joint cost base of the two banks. Under the conditions established in the Merger Project, subject to the relevant legal and regulatory authorizations, Santander Central Hispano will control 83.9% of the merged bank.

All these operations affected the capital adequacy ratios, although the net effect between purchases, sales and amortization of goodwill was virtually zero. The reduction in the BIS ratio in the second quarter was largely due to the exchange-rate impact on reserves (-1.18 percentage points). The surplus above the minimum requirement was EUR 5,712 million. The soundness of the balance sheet was enhanced, furthermore, by the existence of unrealized capital gains at the end of the June of EUR 5,000 million which, net of taxes, would lift the BIS ratio to more than 16%.

The SAN share stood at EUR 8.04 at June 30, 2002, and its performance during the first half was better than the market's. At this share price, the dividend yield was 3.59%, the highest among the most actively traded financial entities on the Spanish market. At the end of the first half, the Bank's market capitalization was the largest among Spanish banks and the third in the Dow Jones EuroStoxx 50. Its inclusion in the NYSE International 100 Index, as well as the NYSE World Leaders Index, highlighted its position as one of the 100 most important non-US companies that trade on the New York market

Strengthen the best practices of Corporate Governance

At the June 24 Ordinary General Meeting of Shareholders, Santander Central Hispano announced the measures taken by the Group to incorporate the most advanced international practices on good corporate governance and deepen the Bank's traditional transparency (recognized by the market and by experts).

A new Regulation of the Board of Directors was approved which sets out the guiding principles, the basic organization and operating rules and rules of conduct of directors. Three new independent directors were appointed: Mr. Juan Abelló, Mr. Guillermo de la Dehesa and Mr. Abel Matutes, all of them of recognized prestige, experience and professionalism. This brought the number of directors to 21, of which five are executives and 16 are external or non-executives (9 independent). In addition, Mr. Manuel Soto was appointed Vice-Chairman of the Board, as an independent director and coordinator of the other independent directors, while Mr. Guillermo de la Dehesa joins the Executive Committee.

The new regulations strengthen the control exercised by the Auditing and Compliance Committee, whose importance and independence is bolstered and whose members are all external or non-executive directors, most of them independent. This Committee, chaired by Mr. Manuel Soto, will watch over the quality, transparency and due rendering of the accounts of the directors and executives of the Bank, as well as of the independence of the external auditors. The Chairman of this Committee will inform the General Meetings which approve the annual financial statements.

The Bank is determined in its bid for maximum transparency. The Board is responsible for supplying quick, precise and reliable information on the Bank's performance, not only to shareholders, but also to employees, customers, suppliers and supervisors (all of them stakeholders). The Chairman, meanwhile, announced at the last General Meeting that his salary and bonus in 2001 was EUR 2.52 million and EUR 841,000 was allocated to his pension fund. He received no stock options during 2001.

In order to make the principles of equal treatment and creation of shareholder value fully effective, the Board proposes to submit to the next General Meeting changes to the Bank's By-laws in order to annul the protection measures, thereby eliminating the limits on the number of votes issued at a Meeting by a single shareholders, the reinforced majorities to adopt certain agreements and the eligibility requirements to be a director and the appointment of the Chairman and Vice-Chairmen. Meanwhile, shareholders' control of the remuneration systems involving stock options will be increased, submitting them for approval to the Meeting, whoever the beneficiary may be. The Board's policy in this matter will be to avoid systems for directors and executives that are linked to the short-term share price performance.

In short, all these measures represent a decisive advance for the Group, placing it among the leading companies in terms of best international practices of good corporate governance. This policy is based on four pillars:

- maximum transparency in internal and external information;
- choosing the best people as directors, regardless of their age. A Board that, with a majority of external directors, is adequately represented by executives and independent people, and whose composition also takes into account the size of the stakes of directors;
- maximum clarity in defining the functions of the Bank's different governing bodies;
- defense of shareholders under the principles of equal treatment and creation of value.

Lastly, Santander Central Hispano, in response to the new challenges and values demanded by today's society, has created the Department of Social Responsibility to define and disseminate the policies in this sphere, their scope over the Group's different areas and activities and the implementation of common methodologies of independent valuation and verification, in order to ensure their effectiveness and credibility.

Income statement	January - June 2002 Euro MM.	%ATA	January - June 2001 Euro MM.	%ATA	Var. 2002/2001 Amount	(%)
Interest revenues	11,822.4	6.66	15,497.1	8.71	(3,674.7)	(23.71)
Dividends	323.0	0.18	369.2	0.21	(46.1)	(12.49)
Interest expenses	(7,109.7)	(4.01)	(10,713.7)	(6.02)	3,604.0	(33.64)
Net interest revenue	**5,035.8**	**2.84**	**5,152.5**	**2.90**	**(116.8)**	**(2.27)**
Net fees and commissions	2,249.2	1.27	2,341.8	1.32	(92.6)	(3.95)
Basic revenue	**7,285.0**	**4.11**	**7,494.3**	**4.21**	**(209.4)**	**(2.79)**
Trading gains	253.3	0.14	446.9	0.25	(193.6)	(43.33)
Net operating revenue	**7,538.3**	**4.25**	**7,941.2**	**4.46**	**(403.0)**	**(5.07)**
Personnel and general expenses	(3,813.5)	(2.15)	(4,287.9)	(2.41)	474.5	(11.06)
a) Personnel expenses	(2,392.6)	(1.35)	(2,684.9)	(1.51)	292.2	(10.89)
b) General expenses	(1,420.9)	(0.80)	(1,603.1)	(0.90)	182.2	(11.37)
Depreciation	(460.6)	(0.26)	(479.4)	(0.27)	18.8	(3.92)
Other operating costs	(133.0)	(0.07)	(112.0)	(0.06)	(21.0)	18.75
Operating costs	**(4,407.1)**	**(2.48)**	**(4,879.3)**	**(2.74)**	**472.2**	**(9.68)**
Net operating income	**3,131.2**	**1.76**	**3,061.9**	**1.72**	**69.2**	**2.26**
Income from equity - accounted holdings	135.6	0.08	209.5	0.12	(73.9)	(35.25)
Less:						
Dividends from equity - accounted holdings	*243.2*	*0.14*	*296.6*	*0.17*	*(53.4)*	*(18.01)*
Earnings from Group transactions	191.4	0.11	333.0	0.19	(141.6)	(42.52)
Net provisions for loan - losses	(982.7)	(0.55)	(835.1)	(0.47)	(147.6)	17.68
Writedown of investment securities	(2.1)	(0.00)	1.3	0.00	(3.4)	—
Goodwill amortization	(377.7)	(0.21)	(1,303.1)	(0.73)	925.4	(71.01)
Other income	(171.3)	(0.10)	907.7	0.51	(1,079.0)	—
Income before taxes	**1,924.5**	**1.08**	**2,375.3**	**1.33**	**(450.9)**	**(18.98)**
Corporate tax	(433.9)	(0.24)	(509.7)	(0.29)	75.7	(14.86)
Net consolidated income	**1,490.5**	**0.84**	**1,865.6**	**1.05**	**(375.1)**	**(20.11)**
Minority interests	82.5	0.05	223.1	0.13	(140.5)	(63.00)
Dividend - preferred shareholders	211.4	0.12	260.7	0.15	(49.3)	(18.90)
Net attributable income	**1,196.6**	**0.67**	**1,381.9**	**0.78**	**(185.3)**	**(13.41)**
Note:						
Average Total Assets	354,902.0		355,862.2		(960.2)	(0.27)
Average Shareholders' Equity (1)	18,680.9		18,103.4		577.5	3.19

(1) Including "anticipated voluntary reserves"

Excluding Argentina	January - June 2002	January - June 2001	Amount	(%)
Basic revenue	**7,089.4**	**6,854.0**	**235.4**	**3.43**
Net operating revenue	**7,315.5**	**7,254.0**	**61.5**	**0.85**
Net operating income	**3,048.0**	**2,723.8**	**324.2**	**11.90**
Net attributable income	**1,196.6**	**1,248.4**	**(51.9)**	**(4.16)**

Quarterly. Euro MM.	2001			2002	
	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter
Interest revenues	7,129.5	6,424.6	6,195.0	5,856.8	5,965.7
Dividends	305.2	56.1	123.1	41.9	281.1
Interest expenses	(4,695.1)	(4,048.8)	(3,645.9)	(3,437.1)	(3,672.6)
Net interest revenue	**2,739.5**	**2,432.0**	**2,672.3**	**2,461.6**	**2,574.2**
Net fees and commissions	1,178.4	1,153.9	1,126.1	1,099.7	1,149.6
Basic revenue	**3,917.9**	**3,585.8**	**3,798.3**	**3,561.2**	**3,723.8**
Trading gains	207.2	158.9	79.3	246.1	7.2
Net operating revenue	**4,125.1**	**3,744.8**	**3,877.7**	**3,807.3**	**3,731.0**
Personnel and general expenses	(2,161.1)	(2,032.2)	(2,080.8)	(1,943.6)	(1,869.9)
a) Personnel expenses	(1,360.1)	(1,271.7)	(1,301.7)	(1,225.6)	(1,167.0)
b) General expenses	(801.1)	(760.5)	(779.1)	(718.0)	(702.9)
Depreciation	(244.4)	(246.6)	(261.3)	(233.3)	(227.3)
Other operating costs	(50.9)	(61.4)	(57.5)	(64.7)	(68.3)
Operating costs	**(2,456.5)**	**(2,340.2)**	**(2,399.7)**	**(2,241.5)**	**(2,165.6)**
Net operating income	**1,668.6**	**1,404.6**	**1,478.0**	**1,565.8**	**1,565.4**
Income from equity - accounted holdings	(15.5)	230.9	81.5	176.8	(41.1)
Less:					
Dividens from equity - accounted holdings	*273.5*	*26.0*	*101.0*	*11.6*	*231.6*
Earnings from Group transactions	137.6	265.0	571.4	65.0	126.4
Net provisions for loan - losses	(475.7)	(489.3)	(261.6)	(491.5)	(491.2)
Writedown of investment securities	0.1	(1.7)	(0.3)	0.1	(2.2)
Goodwill amortization	(952.1)	(192.0)	(377.8)	(152.9)	(224.8)
Other income	840.7	(198.4)	(648.1)	(98.5)	(72.8)
Income before taxes	**1,203.7**	**1,019.0**	**843.0**	**1,064.9**	**859.6**
Corporate tax	(258.2)	(227.3)	(173.4)	(237.9)	(196.0)
Net consolidated income	**945.6**	**791.7**	**669.6**	**827.0**	**663.6**
Minority interests	99.6	64.1	53.2	41.7	40.8
Dividend - preferred shareholders	132.4	116.7	122.9	114.7	96.7
Net attributable income	**713.6**	**610.9**	**493.5**	**670.5**	**526.0**
Note:					
Average Total Assets	361,561.0	350,497.6	350,808.5	356,209.9	354,172.6
Average Shareholders' Equity (1)	18,021.4	17,832.7	17,675.8	18,855.7	18,589.3

(1) Including "anticipated voluntary reserves"

Excluding Argentina					
Basic revenue	**3,592.3**	**3,249.6**	**3,515.8**	**3,400.6**	**3,688.8**
Net operating revenue	**3,765.7**	**3,467.8**	**3,686.6**	**3,636.3**	**3,679.2**
Net operating income	**1,487.2**	**1,305.1**	**1,456.1**	**1,484.5**	**1,563.5**
Net attributable income	**636.6**	**612.4**	**571.6**	**670.5**	**526.0**

Consolidated financial report

Santander Central Hispano

The business and earnings performance during the first half of 2002 took place against a background of a moderate recovery of the main world economies, with a significant strengthening of the euro against the dollar and Latin American currencies combined, and official interest rates in the US and the euro area still at low levels.

The Spanish economy seems to have touched bottom in the second quarter and is still enjoying a growth differential in its favor of one percentage point with the average for the euro area, which has recovered positive rates. The economic performance in Latin America varies from country to country. Argentina remains immersed in an intense process of adjustment with the hope of an agreement with the IMF that would lay the foundations for recovery. The Brazilian government adopted a series of measures, in the orthodox line of previous years, to tackle the instability in the markets generated by the upcoming presidential elections. Chile and Mexico maintained their financial stability and there are signs of an upturn in line with the main developed economies.

In this environment the most prominent feature was Argentina's financial situation and its impact on the Group's banks in this country. Their financial statements continued to be provisional while awaiting the definitive local regulations. At the end of the first half of 2002, provisions had been made for all investments (including goodwill), all intragroup cross-border risks (that which require and do not require provisions) and the new regulatory needs for country-risk allocation with third parties as a result of Argentina's reclassification.

The results generated by applying local regulations were neutralized by the special reserves established for Argentina, and no other adjustments for homogenization or accounting classification arising from Spanish regulations were made. In order to make comparisons with 2001 easier, this report presents details of the financial statements excluding Argentina and comments on the growth of the different income statement items are made on the same basis.

Also of note in the first half was the impact of the euro's rapid rise against the dollar on the financial statements, which magnified the effect of the depreciation of Latin American currencies against the US currency. As well as a 78% fall in the Argentine peso against the Euro in the year to June, also noteworthy was the 30% fall in the Brazilian real against the euro, the 22% slide in the Mexican peso, the 23% depreciation of the Chilean peso and the 55% fall in the Venezuelan Bolivar. These depreciations reduced the growth of the Group's lending and funds balances in euros excluding Argentina by 9.0 percentage points on average (including Argentina and its currency, the reduction would be 12.4 points). With regard to revenue growth in euros, the depreciation of the currencies at average exchange rates reduced the increase of the Group's basic revenue excluding Argentina by 4.2 points (8.8 points including the impact of the Argentine peso on the country's balances).

Lastly, it is important to point out that in such an environment of lower growth and in which there were several defaults on loans by large multinationals, the Group conducted credit risk management prudently, as underscored by the high quality and coverage of the lending portfolio. The NPL ratio dropped by 28 basis points in the year to June, while NPL coverage was 5.5 points higher with a notable improvement in Latin America. The NPL ratio and NPL coverage remained virtually unchanged over December 2001.

The Group continued to combine a solid financial position and an adequate risk management with improvements in the most recurrent types of income, further progress in cutting costs and improving the efficiency ratio and growth in key products and markets.

Santander Central Hispano Consolidated Results

The main features were greater revenues from retail banking activities, especially fees and commissions, which pushed up net operating income excluding dividends and trading gains by 13.8% (+27.3% excluding Argentina) over the first half of 2001; a 3.8% fall in operating costs, improving the efficiency ratio to 50.1% and a prudent policy in loan-loss provisions and anticipation of allowances for goodwill.

Net interest revenue was EUR 5,035.8 million, 2.3% lower than in the first half of 2001. Comparisons with 2001 are negatively affected by Argentina and by the performance of exchange rates. Excluding Argentina, net interest revenue grew a little and eliminating the impact of exchange rate variations the increase was 7.1%. This growth was largely due to higher customer spreads on retail banking activities in Europe (larger volumes were combined with defense of customer spreads).

Net fees and commissions declined 4.0% over the first half of 2001. This was because of lower revenue from Argentina (-EUR 207.9 million). Excluding this effect, net fees and commissions were 5.6% higher than in the first half of 2001. Of note was the growth in revenue from management of mutual and pension funds (+5.0%), administration of accounts (+15.8%) and insurance (+47.1%).

Fees and commissions continued to show the positive change of trend seen in the first quarter of 2002, confirming the success of the measures adopted to boost commissions. In the second quarter (excluding Argentina), they were 7.7% higher than in the first quarter and 10.6% more than in the fourth quarter of 2001.

Average yield of assets and average cost of funds

	January - June 2002		January - June 2001	
(%)	**Weight**	**Av. rate**	**Weight**	**Av. rate**
Central banks and Government debt securities	9.12	4.58	9.16	4.88
Due from banks	11.92	4.63	11.77	8.25
Loans	48.50	8.10	47.79	10.27
EMU currency	31.92	5.78	28.58	6.62
Other currencies	16.58	12.55	19.21	15.70
Investment securities	16.13	8.39	17.26	8.31
Other assets	14.33	—	14.02	—
Other revenue	—	0.60	—	1.16
Total	**100.00**	**6.84**	**100.00**	**8.92**
Due to banks	14.85	5.22	18.00	7.11
Customer deposits	50.00	4.03	48.65	5.23
EMU currency	30.35	2.26	25.49	2.91
Other currencies	19.65	6.76	23.16	7.78
Debt securities and subordinated debt	15.10	4.76	14.09	6.97
EMU currency	5.80	4.86	5.14	5.98
Other currencies	9.30	4.69	8.95	7.54
Net shareholders' equity	5.92	—	5.52	—
Other liabilities	14.13	2.16	13.74	2.43
Other costs	—	0.19	—	0.88
Total	**100.00**	**4.01**	**100.00**	**6.02**

Net fees and commissions

Euro MM.

	Jan.-Jun. 2002	Jan.-Jun. 2001	Variation 2002/2001 Amount	(%)
Mutual & pension funds	625.1	595.4	29.7	4.99
Credit and debit cards	226.6	262.0	(35.4)	(13.50)
Securities services	322.8	310.8	12.1	3.89
Contingent liabilities	101.0	105.1	(4.1)	(3.91)
Commercial paper	256.5	224.2	32.3	14.41
Account management	231.7	200.1	31.6	15.82
Insurance	117.3	79.8	37.6	47.10
Other operations	279.2	267.7	11.4	4.27
Total excluding Argentina	**2,160.2**	**2,044.9**	**115.3**	**5.64**
Argentina	89.0	296.9	(207.9)	(70.02)
Total	**2,249.2**	**2,341.8**	**(92.6)**	**(3.95)**

As a result of the performance of net interest revenue and net fees and commissions, **basic revenue** amounted to EUR 7,285.0 million, 2.8% lower than in the first half of 2001 including Argentina and 3.4% higher excluding the country. Net fees and commissions accounted for 30.9% of basic revenue.

Trading gains amounted to EUR 253.3 million, 43.3% lower than in the first half of 2001. Gains in the second quarter were EUR 7.2 million, down from an average of EUR 186 million in the five preceding quarters. This was largely due to the markets' volatility and the recent rises in interest rates in the main Latin American markets, which reduced the valuation of the different portfolios.

Net operating revenue was 5.1% lower than in the first half of 2001 at EUR 7,538.3 million, but 0.9% higher excluding Argentina. Almost 87% of net operating revenue came from retail banking in Spain and abroad and 97% relates to net interest revenue + net fees and commissions.

Again, one of the most important aspects of the Group's income statement was the further progress made in reducing personnel and general expenses, one of the overriding objectives of our management. The trend was very positive, as these expenses were 3.8% lower in the second quarter than in the first quarter of 2002. Expenses in the first half were down 11.1% (-10.9% personnel expenses and -11.4% other expenses).

Even excluding the impact of Argentina (whose costs were reduced because of the devaluation), the decline in expenses over the first half of 2001 was still significant at 7.0% in personnel expenses and 8.0% in general. All items were lower, but particularly publicity (-16%), technical reports (-15%), travel and allowances (-13%) and printed and office material (-12%). These reductions took place both in Spain as well as in the rest of Europe and Latin America.

Basic revenue

Euro MM.


Net fees and commissions
Net interest revenue
5,598
7,494
7,285
- 2.8% (*)
-2.3% (**)
Jan.-Jun. 2000
Jan.-Jun. 2001
Jan.-Jun. 2002

(*).- Excluding Argentina: +3.4%

(**).- Excluding Argentina: +2.5%

Personnel and general expenses
Euro MM.

	Jan.-Jun. 2002	Jan.-Jun. 2001	Variation 2002/2001 Amount	(%)
Personnel expenses	2,333.8	2,510.7	(176.8)	(7.04)
General expenses	1,366.3	1,484.7	(118.5)	(7.98)
Information technology	248.7	273.4	(24.7)	(9.04)
Communications	156.2	160.6	(4.4)	(2.75)
Advertising	139.4	166.6	(27.2)	(16.32)
Buildings and premises	247.0	269.7	(22.7)	(8.40)
Printed & office material	45.7	51.7	(6.0)	(11.64)
Taxes (other than income tax)	91.4	91.8	(0.5)	(0.51)
Other expenses	438.0	471.0	(33.0)	(7.00)
Total excluding Argentina	**3,700.1**	**3,995.4**	**(295.3)**	**(7.39)**
Argentina	113.3	292.5	(179.2)	(61.26)
Total	**3,813.5**	**4,287.9**	**(474.5)**	**(11.06)**

The closure of branches during 2001, which continued in the first half of 2002 (408 branches) helped to cut costs in Spain. The network optimization plan was completed. Another contributory factor was the reduction in the number of employees with the closure of branches and the optimization of central services, a process that continued during 2002.

In addition, there were other specific measures that helped to reduce various spending items. The streamlining and simplification of statements and the sending of information, greater use of videoconferences and promotion of transactional banking at a distance (whose use was 15% higher than in the first half of 2001) reduced administration costs in Spain by 4.5%. In order to continue this trend, the Group implemented new measures during the second quarter that will produce further cost savings. Of note was including securities and credit card statements in the unified correspondence system, full integration in the parent bank of the purchasing processes of subsidiaries, optimization of minimum reserves for the transport of funds, etc.

In Latin America, the continued efforts in optimization and savings also made a positive contribution, helped by the slide of currencies.

The Group's efficiency ratio was 50.6% in June 2002 (50.1% in the second quarter of the year), 3.4 points better than a year earlier.

Despite this favorable performance, the Group still has a lot of leeway in terms of cost reduction, as many of the measures taken, and recently implemented, are still not fully reflected such as the savings from early retirements and the closure of branches. The Group has also defined a series of additional measures to cut costs, which will be reflected in coming quarters, in some cases, and in the medium term in others, such as the Parthenon Project which will give the Bank even more modern computer systems and lower technology costs. All of this will enable us to maintain a notable pace of cost savings and improved operational efficiency over the next three to four years.

Net operating income amounted to EUR 3,131 million, 2.3% more than in the first half of 2001 and representing an increase when measured against average total assets from 1.72% to 1.76%. The sustained rise in profitability over the last three years reflects Santander Central Hispano's capacity to efficiently manage revenues and costs.

Efficiency ratio
%


54.26
54.00
50.59
-341 b.p.
Jan.-Jun. 2000
Jan.-Jun. 2001
Jan.-Jun. 2002

Like other parts of the income statement, this growth was clearly penalized by Argentina's crisis. Excluding the impact of the activity in this country, net operating income rose by 11.9%, growth that should be positively viewed as it occurred in an unfavorable economic environment.

A major factor in the quality of this increase was the fact that most of the growth came from European Retail Banking (+22.4%) and from the most recurrent types of revenue. Eliminating the impact of dividends and trading gains, growth was 27.3% over the first half of 2001. This trend is equally positive if we compare the second and first quarters of 2002 (+7.1%) and with the fourth quarter of 2001 (+10.9%). This was mainly due to the good performance of net fees and commissions in the second quarter (record volume) and to cost cutting.

Net operating income
Euro MM.


3,131
3,062
2,244
+ 2.3% (*)
Jan.-Jun. 2000
Jan.-Jun. 2001
Jan.-Jun. 2002

(*).- Excluding Argentina: +11.9%

Income from equity-accounted holdings, including dividends paid, amounted to EUR 378.9 million, 25.1% lower than in the first half of 2001. The reduction was due to the lower contribution of some stakes such as Royal Bank of Scotland (in the first quarter of 2001 the contribution to the Group was adjusted upwards as the earnings recorded in 2000 were below the final earnings), and the sale of stakes (Société Générale, MetLife, Dragados y Construcciones and Vallehermoso).

This lower income was partially offset by the higher contribution of other entities such as Banque Commerciale du Maroc, Unión Fenosa and Cepsa.

Earnings from Group transactions fell 42.5% to EUR 191.4 million. They include the capital gains generated by the sale of stakes in Dragados and Vallehemoso (EUR 520.9 million and EUR 301.0 million, respectively), as well as the EUR 700.1 million of capital losses from Patagon mentioned in the first chapter of this report.

Total **loan-loss provisions** (excluding Argentina) amounted to EUR 892.2 million and country-risk provisions were EUR 44.2 million, while loan-loss recoveries amounted to EUR 198.4 million.

Total net loan-loss provisions were EUR 738.0 million, 3.6% lower than in the first half of 2001. Including Argentina, for which provisions of EUR 244.7 million were made (according to local criteria), the Group's total increased 17.7% over the first half of 2001.

Net loan-loss and country risk provisions
Euro MM.

			Variation 2002/2001	
	Jan.-Jun. 2002	**Jan.-Jun. 2001**	**Amount**	**(%)**
Non - performing loans	892.2	1,012.9	(120.7)	(11.92)
Country - risk	44.2	(0.8)	45.0	—
Recovery of written - off assets	(198.4)	(246.8)	48.4	(19.61)
Net provisions excluding Argentina	**738.0**	**765.3**	**(27.3)**	**(3.57)**
Argentina (*)	244.7	69.8	175.0	250.85
Net provisions	**982.7**	**835.1**	**147.6**	**17.68**

(*) Provisional local data

The Group charged EUR 377.7 million to **amortization of goodwill**, down from EUR 1,303.1 million in the first half of 2001. The difference was due to the lower allocation for Banespa (in the first half of 2001 accelerated amortization of EUR 958.0 million took place) and Société Générale (as a result of the reduced stake) and no amortization of the goodwill in Argentina, already provisioned in December 2001.

Other income includes a series of heterogeneous results, as well as different allocations in order to continue strengthening the balance sheet. Overall, the figure was EUR 171.3 million negative, compared to EUR 907.7 million positive in the first half of 2001, arising from non-recurrent items (mainly the net amount of EUR 789.7 million in the first half of 2001 relating to the sale of 1.09% of Vodafone).

Net consolidated income was EUR 1,490.5 million, 5.5% of which related to minority shareholders' interests and 14.2% to preferred shares. **Net attributable income** was 13.4% lower than in the first half of 2001 at EUR 1,196.6 (-4.2% excluding Argentina).

ROE stood at 12.81%, down from 15.27% in the first half of 2001 and 13.86% for the whole of 2001. Excluding voluntary anticipated reserves, ROE would be 15.54% in the first half of 2002 (19.33% in the same period of 2001 and 17.56% for the whole year).

Net attributable income

Euro MM.


1,034
1,382
1,197
-13.4% (*)
Jan.-Jun. 2000
Jan.-Jun. 2001
Jan.-Jun. 2002

(*).- Excluding Argentina: -4.2%

Balance sheet

Euro MM.

Assets	30.06.2002	30.06.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Cash and central banks	5,855.2	8,253.0	(2,397.8)	(29.05)	9,782.2
Government debt securities	23,500.3	24,769.2	(1,268.9)	(5.12)	24,694.9
Due from banks	38,576.2	42,751.4	(4,175.2)	(9.77)	42,989.3
Loans	166,869.1	175,596.5	(8,727.4)	(4.97)	173,822.0
Investment securities	53,537.2	63,606.3	(10,069.1)	(15.83)	58,001.5
Fixed income	38,752.0	47,729.5	(8,977.5)	(18.81)	42,304.4
Equity	14,785.3	15,876.8	(1,091.6)	(6.88)	15,697.1
Shares and other securities	7,778.8	6,896.1	882.7	12.80	7,807.9
Equity stakes	5,850.0	7,616.9	(1,766.9)	(23.20)	6,661.8
Equity stakes in Group companies	1,156.5	1,363.9	(207.4)	(15.21)	1,227.4
Tangible and intangible assets	6,109.1	7,385.8	(1,276.7)	(17.29)	7,227.7
Treasury stock	19.2	25.9	(6.7)	(25.76)	21.4
Goodwill	10,838.8	10,704.0	134.9	1.26	9,868.7
Other assets	28,860.2	31,667.5	(2,807.3)	(8.86)	30,202.7
Prior years' results from consolidated companies	4,281.5	969.3	3,312.3	341.73	1,527.1
Total assets	**338,446.9**	**365,729.0**	**(27,282.1)**	**(7.46)**	**358,137.5**
Liabilities					
Due to banks	53,521.9	62,234.4	(8,712.5)	(14.00)	53,929.8
Customer deposits	167,387.2	182,265.0	(14,877.8)	(8.16)	181,527.3
Deposits	134,111.2	153,673.0	(19,561.9)	(12.73)	142,935.8
REPOs	33,276.0	28,591.9	4,684.1	16.38	38,591.5
Debt securities	35,815.2	39,488.5	(3,673.3)	(9.30)	41,609.1
Subordinated debt	13,227.0	12,806.6	420.4	3.28	12,996.0
Pension and other allowances	15,461.1	16,269.6	(808.5)	(4.97)	17,049.5
Minority interests	6,392.2	8,364.7	(1,972.5)	(23.58)	7,433.3
Net consolidated income	1,490.5	1,865.6	(375.1)	(20.11)	3,326.9
Capital	2,384.2	2,280.8	103.4	4.53	2,329.7
Reserves	19,892.6	16,931.6	2,960.9	17.49	17,190.4
Other liabilities	22,875.1	23,222.2	(347.1)	(1.49)	20,745.5
Total liabilities	**338,446.9**	**365,729.0**	**(27,282.1)**	**(7.46)**	**358,137.5**
Other managed funds (off - balance sheet)	92,517.4	97,311.0	(4,793.6)	(4.93)	95,246.5
Total managed funds	**430,964.3**	**463,040.0**	**(32,075.7)**	**(6.93)**	**453,384.0**
Contingent liabilities	**29,606.3**	**28,679.4**	**926.9**	**3.23**	**30,282.9**
Guarantees	25,739.8	24,234.1	1,505.7	6.21	26,101.3
Documentary credits	3,866.5	4,445.4	(578.8)	(13.02)	4,181.7
Excluding Argentina					
Loans	**163,919.1**	**167,878.6**	**(3,959.5)**	**(2.36)**	**169,702.4**
Customer deposits	**166,162.6**	**173,524.4**	**(7,361.9)**	**(4.24)**	**177,281.9**
Other managed funds (off - balance sheet)	**90,331.4**	**89,698.1**	**633.3**	**0.71**	**91,716.2**
Total managed funds	**304,644.8**	**314,186.5**	**(9,541.7)**	**(3.04)**	**322,370.0**

Consolidated balance sheet

Total managed funds stood at EUR 430,964 million, 6.9% lower than in June 2001. In order to correctly interpret the performance of the balance sheet and the rest of funds managed by the Group, one should take into account three negative factors: Argentina's crisis, the depreciation of the main Latin American currencies against the dollar and the euro's sharp appreciation (15.0%) against the dollar, reaching parity. Overall, the impact on the changes in the balances of whole Group was around 8 percentage points.

Lending amounted to EUR 171,970 million, 5.1% lower than in the first half of 2001 (+5.3% excluding the impact of Argentina and exchange rates).

In Spain lending grew 6.0% to EUR 5,447 million, with growth of 14.4% to the public sector and 5.6% to other resident sectors. Of note was the 14.4% rise in secured loans. Eliminating the impact of securitizations, total secured loans increased 18.9% and the rise to other resident sectors was 7.8%.

Gross loans
Euro billion



Rest
Private sector
161.5
181.2
172.0
-5.1% (*)
+5.6%
June 2000
June 2001
June 2002

(*).- Excluding Argentina: -2.5%

In the rest of Europe of note was the 10.8% rise in Portugal. In Latin America, on the other hand (and excluding Argentina), lending dropped 29.0% because of the negative impact of exchange rates in almost all countries. Excluding them, there was a fall of 4.3% in the year to June, chiefly due to the reduced balance with the IPAB in Mexico (repayments).

These movements were reflected in a change in risk exposure by geographic areas, with Europe's relative share of the Group's total rising from 65% in June 2001 to 74% a year later.

Loans
Euro MM.

	30.06.2002	30.06.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Public sector	4,819.6	4,214.3	605.3	14.36	4,249.7
Private sector	86,174.1	81,593.1	4,581.0	5.61	84,721.7
Secured loans	34,927.3	30,526.2	4,401.1	14.42	33,028.3
Other loans	51,246.8	51,066.9	179.9	0.35	51,693.4
Non - resident sector	77,848.5	87,428.5	(9,580.0)	(10.96)	85,799.7
Secured loans	20,983.8	22,774.7	(1,790.9)	(7.86)	23,308.7
Other loans	56,864.7	64,653.9	(7,789.2)	(12.05)	62,491.0
Gross loans excluding Argentina	**168,842.2**	**173,236.0**	**(4,393.8)**	**(2.54)**	**174,771.1**
Less: allowance for loan losses excluding Argentina	4,923.1	5,357.4	*(434.3)*	*(8.11)*	5,068.7
Net loans excluding Argentina	**163,919.1**	**167,878.6**	**(3,959.5)**	**(2.36)**	**169,702.4**
Net loans Argentina	2,950.0	7,717.9	(4,767.9)	(61.78)	4,119.7
Net loans	**166,869.1**	**175,596.5**	**(8,727.4)**	**(4.97)**	**173,822.0**
Note: Doubtful loans	3,766.2	4,477.5	(711.3)	(15.89)	3,894.5
Public sector	3.9	3.8	0.1	3.01	4.5
Private sector	1,069.3	820.7	248.5	30.28	931.0
Non - resident sector	2,693.1	3,653.0	(959.9)	(26.28)	2,959.0

Net foreclosed assets were reduced by EUR 98.7 million in the first half of 2002, and the coverage level increased by 265 basis points. With this, the Group reduced net foreclosed assets over the past 12 months by 28.4% to EUR 336.7 million. Coverage increased to 59.1% from 56.8% in June 2001. The impact of Argentina on this item is minimal.

Total customer funds amounted to EUR 308,947 million (+6.6% excluding Argentina and the exchange-rate effect and -6.9% including them).

Foreclosed assets

Euro MM.	Jan.-Jun. 2002	Jan.-Jun. 2001
Balance at beginning of period excluding Argentina	988.1	1,116.2
+ Foreclosures	111.4	170.9
- Sales (book value)	281.2	212.6
Gross foreclosed assets excluding Argentina	**818.3**	**1,074.4**
Argentina	4.1	13.1
Gross foreclosed assets	**822.4**	**1,087.5**
Allowance established	485.7	617.3
Coverage (%) *	59.06	56.77
Net foreclosed assets	**336.7**	**470.1**

(*).- Allowance established / Gross foreclosed assets

Total on-balance sheet funds (excluding Argentina and the exchange-rate effect) increased 4.8%. Of note within deposits was the sharp rise in public sector balances (+68.8%) from REPOs. In other resident sectors (+6.1%), growth of transactional accounts was 5.9%, in line with the market average, and savings accounts increased 8.2%. The balance of time deposits was lower than in June 2001 because of euro deposits. The balance, however, rose by EUR 2,255 million in the first half of 2002 (+11.8%), basically due to the "Supersatisfacción" Deposit, whose marketing was a resounding success. This lifted market share in time deposits by 78 basis points.

By geographic areas, Portugal registered growth of 4.6%, while Latin America was affected, as in lending, by Argentina and exchange rates.

Mutual funds performed well both in Spain and abroad. In Spain the movements were limited to a great extent by market conditions, affected by the sharp fall in the settlement values of some types of funds and by the withdrawals of some fund holders. However, Santander Central Hispano's performance was much better than the sector's, with a rise in its balance of 3.1% over the past 12 months (-4.4%, excluding the institutional investment related to the "Supersatisfacción" Deposit) compared to a fall of 0.4% for the market as a whole. The Group consolidated its leadership, with a market share of more than 27%. In the rest of the Group of note were the increases in Portugal (+53%) and Puerto Rico, whose balance doubled.

Total customer funds

Euro billion



Off-balance sheet
On-balance sheet
278.9
331.9
308.9
-6.9% (*)
-7.7%
June 2000
June 2001
June 2002

(*).- Excluding Argentina: -3.0%

Pension funds (excluding Argentina) increased 1.0% to EUR 14,545 million, of which two-thirds corresponded to fund management companies in Latin America, a market where the Group is developing an expansion strategy, with strong year-on-year rises in local currency terms in Mexico, Colombia, Peru and Uruguay.

The performance was also favorable in Spain, with growth of 5.9%. Activity remained focused on individual pension funds, which increased 6.9% and where the Group heads the ranking with a market share of 19.7%, up 0.4 points over the last two quarters for which there is information. Lastly, Portugal, which as in the rest of customer balances, reflected increased activity (+28.9% in pension plans).

Customer funds

Euro MM.

	30.06.2002	30.06.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Public sector	7,813.7	4,629.1	3,184.6	68.80	14,466.9
Private sector	75,806.2	71,417.8	4,388.5	6.14	71,891.3
Demand deposits	21,496.6	20,612.6	884.0	4.29	21,252.2
Saving accounts	15,796.1	14,602.3	1,193.8	8.18	15,472.4
Time deposits	21,410.6	23,154.3	(1,743.7)	(7.53)	19,155.9
REPOs	16,967.4	12,951.5	4,015.9	31.01	15,928.3
Other accounts	135.4	97.0	38.4	39.56	82.6
Non - resident sector	82,542.7	97,477.6	(14,934.9)	(15.32)	90,923.7
Deposits	71,905.4	84,440.1	(12,534.8)	(14.84)	80,656.0
REPOs	10,637.3	13,037.4	(2,400.1)	(18.41)	10,267.7
Total customer deposits	**166,162.6**	**173,524.4**	**(7,361.8)**	**(4.24)**	**177,281.9**
Debt securities	34,923.8	38,157.4	(3,233.6)	(8.47)	40,376.0
Subordinated debt	13,227.0	12,806.6	420.4	3.28	12,996.0
Total customer funds on balance sheet	**214,313.4**	**224,488.4**	**(10,175.0)**	**(4.53)**	**230,653.8**
Total managed funds (off - balance sheet)	**90,331.4**	**89,698.1**	**633.3**	**0.71**	**91,716.2**
Mutual funds	67,999.5	67,225.5	774.0	1.15	68,227.0
Spain	50,972.8	49,436.5	1,536.3	3.11	49,487.6
Abroad	17,026.7	17,789.0	(762.3)	(4.29)	18,739.5
Pension funds	14,544.6	14,393.7	150.9	1.05	15,619.6
Spain	5,312.4	5,018.6	293.8	5.85	5,443.8
Individuals	*4,581.2*	*4,286.2*	*295.0*	*6.88*	*4,698.0*
Abroad	9,232.2	9,375.1	(142.9)	(1.52)	10,175.8
Managed portfolios	7,787.3	8,078.9	(291.6)	(3.61)	7,869.6
Spain	2,454.8	2,337.9	116.9	5.00	2,432.0
Abroad	5,332.5	5,741.0	(408.5)	(7.12)	5,437.6
Total customer funds excluding Argentina	**304,644.8**	**314,186.5**	**(9,541.7)**	**(3.04)**	**322,370.0**
Total customer funds Argentina	4,302.0	17,684.5	(13,382.6)	(75.67)	9,008.9
Total customer funds	**308,946.8**	**331,871.1**	**(22,924.3)**	**(6.91)**	**331,378.9**

Goodwill pending amortization stood at EUR 10,839 million at June 30, 2002, a net rise of EUR 135 million over the past 12 months as a result of the difference, on the one hand, between the recording in the first quarter of the fund generated by the purchase of 35.45% of Banco Santiago and of the German finance company AKB and, on the other hand, the reduced stake in Société Générale and the elimination of the goodwill of the latest disposals (mainly Patagon: EUR 616 million).

These goodwill figures were established after carrying out the procedures necessary to verify the asset quality of the entities acquired, applying the Group's strict criteria. In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Río de la Plata were recorded at the share exchange's market value. The difference between this value and the issue price of Santander Central Hispano shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account, which forms part of shareholders' equity, and after amortization of goodwill stood at EUR 3,285 million.

Capital accounts and Shareholders' equity

The Group's main capital management objective is to maintain an adequate level of solvency and a sufficiently high capital surplus to be able to accommodate the growth of the balance sheet, and embark on new projects, while optimizing the cost of these funds and the contribution to an adequate return for shareholders. With this in mind, Santander Central Hispano is continuously adapting the structure of its capital through the use of the most appropriate financial instruments.

Consolidated goodwill
Euro MM.

	30.06.2002	30.06.2001	Variation	31.12.2001
Banesto	439.0	490.4	(51.4)	461.1
Equity stakes	447.2	358.9	88.3	338.7
Banks in Europe	3,267.1	2,789.4	477.7	2,433.3
Latin America	6,595.5	6,406.5	189.0	5,947.2
Other	90.0	658.7	(568.7)	688.4
Total	**10,838.8**	**10,704.0**	**134.9**	**9,868.7**

The Group made one capital increase during the second quarter, issuing 190,040,444 new ordinary shares (2.3% of the Bank's capital) of EUR 0.50 nominal value each and an issue premium of EUR 9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB.

Shareholders' equity and capital ratios (*)
Euro MM.

	30.06.2002	30.06.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Subscribed capital stock	2,384.2	2,280.8	103.4	4.53	2,329.7
Paid - in surplus	9,685.6	8,080.4	1,605.1	19.86	8,651.0
Reserves	5,458.9	5,433.8	25.1	0.46	5,466.4
Reserves at consolidated companies (net)	466.5	2,448.1	(1,981.6)	(80.95)	1,545.9
Total primary capital	**17,995.2**	**18,243.1**	**(247.9)**	**(1.36)**	**17,993.0**
Net attributable income	1,196.6	1,381.9	(185.3)	(13.41)	2,486.3
Treasury stock	(19.2)	(25.9)	6.7	(25.76)	(21.4)
Distributed interim dividend	—	—	—	—	(685.4)
Shareholders' equity at period end	**19,172.5**	**19,599.1**	**(426.5)**	**(2.18)**	**19,772.5**
Interim dividend pending distribution	—	—	—	—	(350.0)
Final dividend	—	—	—	—	(294.0)
Shareholders' equity after allocation of period end results	**19,172.5**	**19,599.1**	**(426.5)**	**(2.18)**	**19,128.4**
Preferred shares	5,802.1	7,314.1	(1,512.0)	(20.67)	5,979.0
Minority interests	884.1	1,534.4	(650.3)	(42.38)	1,394.9
Shareholders' equity & minority interests	**25,858.7**	**28,447.5**	**(2,588.8)**	**(9.10)**	**26,502.4**
Basic capital (Tier I)	14,707.5	16,669.1	(1,961.6)	(11.77)	16,357.9
Supplementary capital	6,995.6	7,425.1	(429.5)	(5.78)	8,239.1
Eligible capital	**21,703.1**	**24,094.2**	**(2,391.1)**	**(9.92)**	**24,597.0**
Risk weighted assets (BIS criteria)	199,893.1	206,783.2	(6,890.1)	(3.33)	204,310.5
BIS ratio	**10.86**	**11.65**	**(0.79)**		**12.04**
Tier I	**7.36**	**8.06**	**(0.70)**		**8.01**
Excess (amount)	5,711.7	7,551.6	(1,839.9)	(24.36)	8,252.2

(*).- The effect of the amortization of preferred stocks carried out in 2002 is included in December 2001.

In addition, during the first quarter, five issues of preferred shares amounting to US$ 769 million of nominal value were amortized, following the capital increase at the end of 2001, which improved the structure of the Tier I ratio.

Eligible capital at the end of June, in accordance with Bank of International Settlements (BIS) criteria, amounted to EUR 21,703 million. The BIS ratio was 10.86%, 1.30 points lower than in March 2002. The reduction was largely due to the negative impact of exchange rates on Group reserves (1.18 percentage points effect on the BIS ratio). The surplus over the minimum requirement was EUR 5,712 million.

Ratings at June 30, 2002

Rating agency	Long term	Short term	Financial strength
Moody's	Aa3	P1	B
Standard & Poor's (*)	A+	A1	
Fitch	AA-	F1+	B/C

(*) Subsequent to June 30, Standard & Poor's reviewed its long-term rating to A.

Risk management

Santander Central Hispano

Credit risk

The Group's NPL ratio stood at 1.85% in June 2002, down from 1.94% in the first quarter and 28 basis points better than a year earlier, despite the global economic slowdown over the past 12 months.

NPL coverage was 142.6%, slightly down from 146.7% in the first quarter and 5.5 percentage points higher than a year earlier.

Risk management*
Euro MM.

	30.06.2002	30.06.2001	Variation 2002/2001 Amount	(%)	31.12.2001
Non - performing loans	3,728.9	4,473.9	(745.0)	(16.65)	3,895.5
NPL ratio (%)	1.85	2.13	(0.28)		1.86
Allowances for loan losses	5,317.6	6,133.3	(815.7)	(13.30)	5,583.0
NPL coverage (%)	142.61	137.09	5.52		143.32
Non - performing loans **	3,330.9	4,062.6	(731.7)	(18.01)	3,489.8
NPL ratio (%) **	1.65	1.94	(0.28)		1.67
NPL coverage (%) **	159.65	150.97	8.67		159.98

(*) Excluding country - risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non - performing loans / computable risk

The Group's NPL ratio in Spain remained at 0.98%, in line with that in March and 22 basis points higher than 12 months ago. The rise was largely due to the reduction in the loan portfolio during the quarter and to the rise, following criteria of maximum prudence, in doubtful loans not yet classified as bad debts. NPLs remained in line with the estimates for 2002. NPL coverage for the whole Group in Spain was 187.6%.

In Latin America the NPL ratio stood at 3.01%, slightly lower than at the end of 2001 (3.33%) but almost one percentage point lower than the 3.98% registered a year earlier. NPL coverage increased from 124.9% in June 2001 to 128.8% at the end of the year and 143.3% in June 2002.

NPL ratio
%


2.13
1.86
1.85
-28 b.p.
June 2001
December 2001
June 2002

NPL coverage
%


137.1
143.3
142.6
+5.5 p.p.
June 2001
December 2001
June 2002

Quarterly non-performing loans evolution

Euro MM.

	2001			2002	
	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter
Balance at beginning of period	4,579.3	4,473.9	4,215.5	3,895.5	4,001.0
+ Net additions	473.6	12.7	442.3	509.4	214.2
- Write - offs	(578.9)	(271.1)	(762.3)	(404.0)	(486.3)
Balance at period end	**4,473.9**	**4,215.5**	**3,895.5**	**4,001.0**	**3,728.9**

Argentina continued to be affected by the high degree of uncertainty. In this context, the Group tightened its monitoring and loan loss recovery policies, focused on securing risks, restructuring maturities or classifying as doubtful loans and making the necessary provisions. In Brazil the uncertainty over the outcome of October's presidential elections and future economic policy produced greater volatility in the financial markets. This situation, however, should not hide the fact that Brazil has embarked on major structural reforms in recent years which have strengthened its fiscal and balance of payments positions and made the economy less vulnerable to external shocks, within a framework of support and collaboration with international financial institutions.

The Group continued to strengthen its internal risk management models, both in Spain and its subsidiaries abroad. With regard to the upcoming changes in the Basle capital adequacy regulations (BIS II), the Group has drawn up and approved a plan to enable the different entities to be in a position to apply internal models to determine regulatory capital. The new regulations will probably come into force in 2006, and our Group aspires to use internal models from the very beginning.

During the second quarter progress continued to be made in the supervisors' reviewing of the internal risk management model of the parent bank in Spain. Once the risk model for individuals was approved in the first quarter of 2001, Bank of Spain inspectors began to review the rating and analysis models used in the segment for companies. Final approval by the Bank of Spain of the internal risk management models will enable the Group to calculate, on the basis of its own parameters of expected losses, the provisions needed for statistical coverage in accordance with Circular 9/99.

In operational risk, and regardless of the outcome of the BIS II discussions, the Group continues to attach particular importance to identifying and offsetting the sources of this type of risk. With the tests carried out in 2001 completed, we have had in Spain since the beginning of 2002 a Data Base of Losses and Incidents which registers, in accordance with BIS II criteria, these events, including the most frequent cases and of least impact from retail banking.

Country-risk

Country-risk, net of provisions, in accordance with Bank of Spain criteria, fell 66.1% during the second quarter to US$ 209.3 million. This sharp fall was largely due to the reclassification in April to Group 2 (not requiring provisions) of risk with Mexico. The reduction since June 2001 was 81.7% (US$ 937 million). The Group continued to manage country-risk selectively, tightening the special watch and tracking of the most problematic countries and continuously tailoring the country-risk limits to their particular circumstances.

Country risk management

	30.06.2002		30.06.2001	Variation 2002/2001		31.12.2001
	Euro MM.	US$ MM.	US$ MM.	Amount	(%)	US$ MM.
Risk (gross)	523.0	521.7	1,499.9	(978.2)	(65.22)	1,071.9
Allowances	313.2	312.4	354.0	(41.6)	(11.75)	284.8
Risk (net)	**209.8**	**209.3**	**1,145.9**	**(936.6)**	**(81.73)**	**787.1**

Santander Central Hispano Group. Derivative products as of June 2002
US$ MM.

	Nominal	Net replacement cost	Equivalent risk	Coverage (%)	Average life (months)
IRS	424,764.8	1,912.6	7,571.6	1.78	14.50
FRAS	260,214.6	115.6	258.3	0.10	3.52
Interest rate options	13,734.9	62.6	524.7	3.82	40.07
OTC interest subtotal	**698,714.3**	**2,090.8**	**8,354.6**	**1.20**	**10.91**
Currency forwards	51,872.4	959.9	5,032.0	9.70	2.78
Currency swaps	6,345.0	25.8	2,295.5	36.18	30.13
Currency options	1,007.0	52.5	168.1	16.70	4.48
OTC foreign exchange subtotal	**59,224.4**	**1,038.2**	**7,495.6**	**12.66**	**5.75**
OTC debt options subtotal	**875.0**	**0.6**	**1,077.0**	**123.09**	**3.60**
OTC equity derivatives subtotal	**8,226.9**	**32.6**	**4,697.4**	**57.10**	**14.76**
Total	**767,040.6**	**3,162.2**	**21,624.6**	**2.82**	**10.55**

Counterparty risk

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties as of June 30, 2002 amounted to US$ 3,162.2 million, which represents 0.4% of the nominal value of these contracts, in line with the first quarter.

Equivalent Credit Risk (that is, the sum of the Net Replacement Value and the Maximum Potential Value of these contracts in the future) reached US$ 21,624.6 million, 7.7% more than in the first quarter. This increase was chiefly due to the growth of futures and options on short-term interest rates and of equivalent risk in derivatives on exchange rates arising from the euro's appreciation against the dollar.

Derivatives operations are concentrated in excellent credit quality counterparties, to the extent that 95.9% of transactions have been contracted with entities with a rating equal to or more than A-. The rest basically corresponds to derivatives operations with corporate clients.

Market risk

The second quarter was characterized by high levels of volatility. Despite the improvement in some US economic indicators, the start-up of the recovery seems to be delayed by a crisis of confidence, fed by further scandals of accounting irregularities at big companies. The latest developments at the end of June hit the US markets and made the Mexican market more volatile.

VaR by region. Second quarter 2002
US$ MM.

	Min.	Avg.	Max.	Latest
Total	**24.3**	**29.3**	**39.2**	**35.4**
Europe	3.0	4.5	6.5	3.0
Asia	0.2	0.3	0.3	0.2
USA	5.8	12.8	23.9	17.3
Latin America	14.8	19.7	23.2	20.5

VaR by product. Second quarter 2002
US$ MM.

Total trading	**Min.**	**Avg.**	**Max.**	**Latest**
Total VaR	**24.3**	**29.3**	**39.2**	**35.4**
Diversification effect	*(5.5)*	*(13.6)*	*(34.2)*	*(15.1)*
Fixed income VaR	16.5	22.9	37.3	34.4
Equity VaR	1.7	3.3	5.5	3.4
Currency VaR	11.7	16.7	20.7	12.7

VaR performance

US$ MM.



50
40
30
20
10
October 01
November 01
December 01
January 02
February 02
March 02
April 02
May 02
June 02

In Latin America, the political uncertainty ahead of October's presidential elections in Brazil was the dominant note, producing at time sharp rises in risk from higher volatility, but with no changes in the positions maintained, as happened in the middle of June.

The maximum VaR for the quarter and the year was reached on June 26, with US$ 39 million, due to the increased volatility in world markets and position-taking in Mexico. The minimum for the quarter was US$ 24.3 million on April 11. Structured derivatives and issuance have a very low level of risk, with an average VaR of US$ 1.15 million.

The average risk of trading activities rose by US$ 11 million during the second quarter, while the distribution by geographic areas saw an increase in the relative share of Latin American markets, largely due to the higher volatility. Latin America also accounted for a larger share of results.

Geographical distribution of trading portfolio

Annual accumulated results



55% Latin America
1% Asia
19% USA
25% Europe

Annual average VaR



53% Latin America
1% Asia
34% USA
12% Europe

Balance sheet management in Latin America

The sensitivity of net interest revenue risk over one year to changes of 100 basis points in the yield curve was reduced to 0.6% of the budgeted net interest revenue and was 36% lower than in March 2002.

Interest rate risk, measured through the sensitivity of equity to changes of 100 basis points in the yield curve, was 5.5% higher than in the first quarter, reaching 1.9% of the Group's equity in the region.

Keeping a careful watch on liquidity risk remained one of the basic pillars of management. As well as ensuring high volumes of liquid assets on the balance sheet, the Group regularly reviewed the contingency plans drawn up for each unit using different scenarios.

Analysis by business areas

Santander Central Hispano

The information in this report relates to both the accounting figures of the units that comprise each business area as well as the data available on the information management systems. In all cases, the financial statements are adapted to Spanish regulations, reflecting both the adjustments for homogenization and/or the applicable consolidation adjustments.

The criteria for the allocation of capital was changed for 2002 in order to make the returns on the different businesses comparable. All the areas have been assigned the minimum regulatory capital for risk assets, except for two areas: Corporate Banking and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America. The Group's institutional costs, traditionally in the Corporate Center, have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group's traditional criteria.

The year 2001 figures have been adjusted to take account of the same criteria. Accordingly, the business areas' new definition and content are now as follows:

- **European Retail Banking:** This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Retail Banking, Banesto, Consumer Financing, Portugal and On-line Banking.

- **Banesto (included in European Retail Banking):** This covers the consolidated statements of the Banesto Group.

- **Retail Banking Latin America:** This area covers the Group's universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which continues to be considered as a cost unrelated to the management of business, and country-risk provisions.

- **Asset Management and Private Banking:** Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group's networks throughout the world remain in force for remuneration of distribution and customer attention.

- **Global Wholesale Banking:** This area covers Santander Central Hispano's corporate banking in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

- **Corporate Center:** This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group's asset and liability portfolio and management of global shareholders' equity through issues and securitization. Lastly, as the Group's holding, it manages all capital and reserves and allocations of capital and liquidity in accordance with the aforementioned criteria. It is not responsible for provisions that do not stem from amortization of goodwill and country-risk nor, as previously stated, for costs related to the Group's central services.

  Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the full results of Portugal and Latin America continue to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Main data by business areas Euro MM.	Net operating income Jan.-Jun. 2002	Var. 2002/2001 Amount	Var. 2002/2001 (%)	Net attributable income Jan.-Jun. 2002	Var. 2002/2001 Amount	Var. 2002/2001 (%)	Efficiency (%) January-June 2002	Efficiency (%) January-June 2001
European Retail Banking	1,444.4	264.6	22.42	835.4	145.0	21.01	49.74	54.27
Santander Central Hispano	721.1	89.2	14.11	415.5	62.6	17.74	49.83	53.28
Banesto	310.7	36.4	13.27	226.0	11.9	5.57	50.61	53.67
Portugal	192.8	13.3	7.40	99.2	4.7	5.02	48.67	52.42
Consumer Financing in Europe	217.2	109.0	100.77	102.6	53.1	107.27	42.92	52.16
On-line Banking	2.5	16.7	—	(8.0)	12.7	61.35	89.96	126.76
Retail Banking Latin America	1,202.8	(297.2)	(19.82)	661.7	(0.4)	(0.07)	53.76	54.46
Asset Management & Private Banking	274.9	(4.3)	(1.55)	171.0	(7.4)	(4.13)	39.37	43.19
Global Wholesale Banking	281.9	(41.4)	(12.81)	141.9	(60.7)	(29.95)	40.53	38.56
Corporate Center	(72.8)	147.7	66.99	(613.4)	(261.9)	(74.48)	—	—
Total	**3,131.2**	**69.2**	**2.26**	**1,196.6**	**(185.3)**	**(13.41)**	**50.59**	**54.00**

	ROE (%) 30.06.02	ROE (%) 30.06.01	NPL ratio (%) 30.06.02	NPL ratio (%) 30.06.01	NPL coverage (%) 30.06.02	NPL coverage (%) 30.06.01
European Retail Banking	20.89	18.21	1.47	1.35	151.70	156.30
Santander Central Hispano	23.05	19.97	1.16	0.88	149.67	169.94
Banesto	18.66	19.33	0.84	0.77	255.67	258.84
Portugal	16.60	16.08	2.50	2.83	107.94	120.13
Consumer Financing in Europe	29.20	16.58	2.46	2.91	148.54	121.71
On-line Banking	—	—	4.01	2.37	85.18	124.92
Retail Banking Latin America	24.63	25.04	3.02	3.99	143.35	124.61
Asset Management & Private Banking	69.10	71.11	0.16	0.05	—	—
Global Wholesale Banking	14.18	18.74	1.80	1.18	127.42	164.90
Total	**12.81**	**15.27**	**1.85**	**2.13**	**142.61**	**137.09**

	Number of branches 30.06.02	Number of branches 30.06.01	Number of employees 30.06.02	Number of employees 30.06.01
European Retail Banking	5,035	5,841	45,898	48,591
Santander Central Hispano	2,518	3,171	23,335	25,761
Banesto	1,670	1,859	10,497	11,236
Portugal	661	631	7,528	8,053
Consumer Financing in Europe	184	178	3,851	2,846
On-line Banking	2	2	687	695
Retail Banking Latin America	4,251	4,311	55,605	61,714
Asset Management & Private Banking	225	228	6,484	7,329
Global Wholesale Banking	41	42	2,619	2,843
Corporate Center	—	—	110	415
Total	**9,552**	**10,422**	**110,716**	**120,892**

Net attributable income by business areas*


Financial Stakes in Europe 4%
Retail Banking Latin America 33%
Global Wholesale Banking 7%
European Retail Banking 42%
Asset Management and Private Banking 9%
Equity Stakes 5%

(*) Corporate Center not included, except for equity stakes (capital gains excluded)

European Retail Banking

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**2,256.9**	**2,075.7**	**181.2**	**8.73**
Net fees and commissions	981.2	896.3	85.0	9.48
Basic revenue	**3,238.1**	**2,971.9**	**266.2**	**8.96**
Trading gains	56.9	64.5	(7.6)	(11.81)
Net operating revenue	**3,295.0**	**3,036.4**	**258.6**	**8.52**
Personnel and general expenses	(1,638.9)	(1,647.8)	8.9	(0.54)
a) Personnel expenses	(1,162.9)	(1,165.1)	2.2	(0.19)
b) General expenses	(476.0)	(482.7)	6.7	(1.39)
Depreciation	(194.4)	(178.9)	(15.5)	8.68
Other operating costs	(17.3)	(29.9)	12.6	(42.16)
Net operating income	**1,444.4**	**1,179.9**	**264.6**	**22.42**
Income from equity - accounted holdings	24.9	29.9	(5.0)	(16.73)
Other income	(6.3)	13.4	(19.7)	—
Net provisions for loan - losses	(290.2)	(273.0)	(17.1)	6.28
Goodwill amortization	—	—	—	—
Income before taxes	**1,172.8**	**950.1**	**222.7**	**23.44**
Net consolidated income	**866.8**	**724.5**	**142.3**	**19.63**
Net attributable income	**835.4**	**690.3**	**145.0**	**21.01**
Balance sheet. June				
Loans	106,055.8	95,068.8	10,987.0	11.56
Government securities	3,591.7	4,303.1	(711.4)	(16.53)
Due from banks	18,817.9	17,795.3	1,022.6	5.75
Investment securities	8,476.1	7,301.8	1,174.3	16.08
Tangible and intangible assets	3,399.3	3,390.3	9.0	0.26
Other assets	7,683.6	6,055.1	1,628.5	26.89
Total Assets / Liabilities	**148,024.5**	**133,914.4**	**14,110.1**	**10.54**
Customer deposits	90,169.9	85,464.7	4,705.2	5.51
Debt securities	7,591.7	5,955.9	1,635.8	27.47
Subordinated debt	1,363.6	1,248.7	114.9	9.20
Due to banks	26,661.0	22,157.7	4,503.3	20.32
Other liabilities	13,637.7	11,483.1	2,154.6	18.76
Capital assigned	8,600.5	7,604.3	996.2	13.10
Other managed funds (off - balance sheet)	**52,886.0**	**52,245.8**	**640.2**	**1.23**
Mutual funds	46,542.8	46,937.6	(394.8)	(0.84)
Pension funds	5,540.0	5,084.5	455.5	8.96
Managed portfolios	803.3	223.7	579.6	259.09
Customer funds	**152,011.3**	**144,915.1**	**7,096.2**	**4.90**
Total managed funds	**200,910.5**	**186,160.2**	**14,750.3**	**7.92**

European Retail Banking

European Retail Banking comprises:

- Santander Central Hispano Retail Banking, which includes the Santander Central Hispano network and the Sistemas 4B and Diners subsidiaries.
- Banesto
- Retail Banking Portugal
- Consumer Financing in Europe, which includes HBF Banco Financiero, AKB (which was consolidated in June for the first time in the balance sheet and income statement,, the latter for the whole of the first half), CC-Bank and Finconsumo.
- On-line Banking.

Retail Banking Europe, a strategic area within the Santander Central Hispano Group, generates 49% of the Group's total funds, 63% of loans and 42% of net income.

At the end of the first half, the area had 5,035 branches and 45,898 employees (direct and assigned).

Income before taxes increased 23.4% to EUR 1,172.8 million. The main factors at play were the positive business performance and reduced operating costs and to some extent the impact of the consolidation of AKB.

Net interest revenue was 8.7% higher at EUR 2,256.9 million. Net fee income and commissions rose 9.5% to EUR 981.2 million. Growth occurred in all areas. Trading gains were fell 11.8% and their relative share of net operating revenue, which increased 8.5% to EUR 3,295.0 million, is small.

One of the most noteworthy features of European Retail Banking is containment of operating expenses with respect to the first half of 2002, despite the incorporation of AKB. Specifically, personnel expenses hardly changed and general expenses were reduced by 2.8%. This positive performance was due to lower costs at Santander Central Hispano Retail Banking, Banesto and especially Retail Banking Portugal, which declined 8.5% over the 2001 first half. Costs at European Consumer Financing, a growing activity and whose perimeter increased, rose 39.0% (9.3% on a like-for-like basis). As a result, the efficiency ratio improved 4.6 points from 54.3% to 49.7%.

Higher recurrent revenues (chiefly commissions) and cost containment pushed up net operating income by 22.4% to EUR 1,444.4 million.

There were no significant movements in the lower part of the income statement when compared with the first half of 2001. Income before taxes grew 23.4% to EUR 1,172.8 million (+17.7% excluding the impact of AKB). Deducting minority interests and corporate taxes, net attributable income was 21.0% higher at EUR 835.4 million (+16.4% excluding AKB). The difference with income before taxes is chiefly due to Banesto's higher tax burden in 2002. ROE reached 20.89% (18.21% in the first half of 2001).

Santander Central Hispano Retail Banking

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**1,059.9**	**1,033.9**	**26.0**	**2.52**
Net fees and commissions	572.1	543.8	28.2	5.19
Basic revenue	**1,632.0**	**1,577.7**	**54.3**	**3.44**
Trading gains	21.0	25.9	(4.9)	(19.04)
Net operating revenue	**1,653.0**	**1,603.7**	**49.3**	**3.08**
Personnel and general expenses	(823.7)	(854.4)	30.7	(3.59)
a) Personnel expenses	(636.4)	(641.7)	5.3	(0.83)
b) General expenses	(187.4)	(212.7)	25.4	(11.93)
Depreciation	(93.1)	(93.3)	0.2	(0.19)
Other operating costs	(15.0)	(24.0)	9.0	(37.46)
Net operating income	**721.1**	**632.0**	**89.2**	**14.11**
Income from equity - accounted holdings	—	—	—	—
Other income	(6.0)	8.6	(14.6)	—
Net provisions for loan - losses	(137.3)	(149.5)	12.2	(8.13)
Goodwill amortization	—	—	—	—
Income before taxes	**577.9**	**491.2**	**86.7**	**17.65**
Net consolidated income	**415.7**	**353.5**	**62.3**	**17.61**
Net attributable income	**415.5**	**352.9**	**62.6**	**17.74**

Balance sheet. June	2002	2001	Amount	(%)
Loans	48,718.6	47,324.8	1,393.8	2.95
Government securities	—	—	—	—
Due from banks	126.4	202.7	(76.3)	(37.66)
Investment securities	1.3	0.8	0.5	64.50
Tangible and intangible assets	1,857.7	1,897.2	(39.5)	(2.08)
Other assets	1,357.8	1,004.1	353.7	35.23
Total Assets / Liabilities	**52,061.9**	**50,429.6**	**1,632.3**	**3.24**
Customer deposits	42,739.4	40,943.3	1,796.1	4.39
Debt securities	462.4	894.1	(431.7)	(48.29)
Subordinated debt	—	—	—	—
Due to banks	706.1	995.8	(289.7)	(29.09)
Other liabilities	4,341.2	3,902.9	438.3	11.23
Capital assigned	3,812.7	3,693.5	119.2	3.23
Other managed funds (off - balance sheet)	**38,177.8**	**40,018.6**	**(1,840.8)**	**(4.60)**
Mutual funds	34,349.6	36,523.8	(2,174.2)	(5.95)
Pension funds	3,828.1	3,494.8	333.3	9.54
Managed portfolios	—	—	—	—
Customer funds	**81,379.6**	**81,856.0**	**(476.4)**	**(0.58)**
Total managed funds	**90,239.6**	**90,448.2**	**(208.6)**	**(0.23)**

Santander Central Hispano Retail Banking continued to develop its business in a less favorable economic environment than in 2001. In this context, and under the Da Vinci Project, the focus was on strengthening activity with the more than 8 million customers, improving the efficiency of business teams and operational resources and maintaining maximum credit risk quality. These strategies produced sustained growth in revenue and an 17.7% rise in net attributable income in the first half.

One contributory factor was the rise in net operating revenue, fuelled by the upturn in commissions in the second quarter, due to the measures taken to overcome their stagnation in the face of the fall in markets and the 3.6% fall in costs. As a result of both factors, the efficiency ratio improved by 3.5 points to 49.8%. The efficiency ratio in the second quarter was 47%.

The pillars that support this positive performance are moderate but sustained growth in business activity and the demanding pricing policy in loans and funds, as well as in commissions. The growth of loans in the year to June was around 6% and 7.2% in deposits in average balances. Meanwhile, mutual funds registered year-on-year growth of 3.0%, with a gain in market share as a result of the impact of the promotion campaign for deposits and "Supersatisfaction" funds, which offset the negative effect of the fall in stock markets on net asset value and repayments. Excluding the positive impact of "Supersatisfaction", mutual funds would have fallen by 5.9%. Growth went hand in hand with a solid defense of customer spreads in lending, which were 0.22 points higher than in the first half of 2001, and a reduction of 0.57 points in the cost of funds.

In **Individual Customers**, the guiding philosophy for high-income customers is to contribute value through adequate advice on savings-investment products. At the beginning of April, the "Advisor" application was incorporated in the business network to the existing computer tools, which together with an ambitious training plan are the key elements of the business strategy.

In products, activity in customer funds was boosted in time deposits and mutual funds, with the marketing of a new deposit and a new guaranteed fund of the "Supersatisfaction" range. Both were successful, with the capturing of EUR 700 million and EUR 1,000 million, respectively, which was added to the EUR 3,000 million from the "Supersatisfaction" Deposit placed in February and March. In pension plans, growth remained at 14% following the December 2001 promotion campaign.

In lending, mortgages continued to be the main engine of growth (+16%), enhancing customer loyalty and cross-selling of other products.

The actions aimed at professional collectives and at strengthening our presence in universities (through teachers and students) boosted business with this important customer segment. The same focus was adopted for agriculture through 557 branches in rural areas and 4,763 agents, whose market includes villages where there are no branches.

In **Companies and Institutions**, following the migration of customers at the end of 2001 and in January 2002 to specialized branches, the strategy for this segment includes a greater business drive and defense of customer spreads and commissions. In Companies, the focus was short-term financing products, combining moderate but sustained growth during the second quarter with higher spreads. At the same time, maximum credit risk quality continued to be sought (the NPL ratio remained at below 1%).

The main guideline during the first half was increased activity in Public and Private Institutions in order to step up the business drive. This was achieved through two management pillars: customers and products. As a result, activity increased 9% in the first half and net interest revenue rose 5%.

Banesto

Income statement. January - June

Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**505.7**	**474.9**	**30.8**	**6.48**
Net fees and commissions	217.4	210.1	7.3	3.47
Basic revenue	**723.1**	**685.0**	**38.1**	**5.56**
Trading gains	23.3	25.0	(1.7)	(6.62)
Net operating revenue	**746.4**	**710.0**	**36.4**	**5.13**
Personnel and general expenses	(377.8)	(381.1)	3.3	(0.86)
a) Personnel expenses	(281.1)	(284.7)	3.6	(1.26)
b) General expenses	(96.7)	(96.4)	(0.3)	0.30
Depreciation	(48.9)	(43.0)	(5.9)	13.72
Other operating costs	(9.0)	(11.6)	2.6	(22.38)
Net operating income	**310.7**	**274.3**	**36.4**	**13.27**
Income from equity - accounted holdings	18.3	28.8	(10.5)	(36.39)
Other income	34.2	32.1	2.1	6.59
Net provisions for loan - losses	(56.9)	(72.0)	15.1	(21.02)
Goodwill amortization	—	—	—	—
Income before taxes	**306.3**	**263.2**	**43.2**	**16.41**
Net consolidated income	**233.9**	**222.0**	**11.9**	**5.36**
Net attributable income	**226.0**	**214.1**	**11.9**	**5.57**

Balance sheet. June

	2002	2001	Amount	(%)
Loans	24,938.0	22,406.3	2,531.7	11.30
Government securities	3,591.7	4,301.9	(710.2)	(16.51)
Due from banks	6,831.7	9,018.5	(2,186.8)	(24.25)
Investment securities	6,217.8	4,110.2	2,107.6	51.28
Tangible and intangible assets	908.5	898.5	10.0	1.11
Other assets	4,510.0	3,385.0	1,125.0	33.23
Total Assets / Liabilities	**46,997.7**	**44,120.4**	**2,877.3**	**6.52**
Customer deposits	25,851.4	25,652.7	198.7	0.77
Debt securities	2,691.8	1,162.3	1,529.5	131.60
Subordinated debt	634.7	719.7	(85.0)	(11.82)
Due to banks	9,249.2	9,920.7	(671.5)	(6.77)
Other liabilities	6,031.1	4,520.0	1,511.1	33.43
Group capital and reserves	2,539.5	2,145.0	394.5	18.39
Other managed funds (off - balance sheet)	**9,781.8**	**9,130.8**	**651.0**	**7.13**
Mutual funds	8,560.5	7,967.1	593.4	7.45
Pension funds	1,012.8	1,045.9	(33.1)	(3.16)
Managed portfolios	208.5	117.8	90.7	77.02
Customer funds	**38,959.7**	**36,665.5**	**2,294.2**	**6.26**
Total managed funds	**56,779.5**	**53,251.2**	**3,528.3**	**6.63**

The steady growth in business together with containment of operating expenses and adequate management of spreads improved the earnings of the **Banesto Group**, in line with targets. Income before taxes grew 17.5% and the efficiency ratio improved to 49.5%.

As in the other areas Banesto's income statement for the first half of 2002 and the same period of 2001 was drawn up in accordance with the criteria adopted for the first quarter and set out on page 26 of this report. After these adjustments, income before taxes rose 16.4% to EUR 306.3 million, the efficiency ratio improved to 50.6% and ROE stood at 18.7%.

Net interest revenue was 6.5% higher at EUR 505.7 million. Net fees and commissions increased 3.5% to EUR 217.4 million. Excluding mutual and pension funds, which dropped 1.80% because of the fall in net commissions (managed funds, however, grew 8%), the rest of commissions rose 6.5%.

Trading gains amounted to EUR 23.3 million, similar to the first half of 2001. Personnel and general expenses dropped 0.9%, producing a further improvement in the efficiency ratio to 50.6% from 53.7% in June 2001. The higher volume of recurrent revenue and containment of costs pushed up net operating income by 13.3% to EUR 310.7 million.

Income from equity-accounted holdings fell from EUR 28.8 million in the first half of 2001 to EUR 18.3 million in the same period of 2002. Excluding dividends received by these companies, there was a 2.1% increase.

Net provisions for loan losses of EUR 56.9 million were 21.0% lower. The allocation to the fund for statistical coverage of loan losses was EUR 45.3 million compared to EUR 54.3 million in the first half of 2001. Banesto has accumulated EUR 190.0 million in this allowance, more than 50% of the necessary maximum.

Income before taxes rose 16.4%, reflecting the Bank's steady progress. Deducting minority interests and the provision for corporate tax (+76.0% due to the expiry of the tax credit which existed in previous years), net attributable income was 5.6% higher at EUR 226.0 million.

Lending grew 14% (including securitizations) and on-balance sheet customer funds rose 6.0%. Including off-balance sheet funds, the total was 6.3% higher at EUR 38,960 million. Credit risk quality continued to be tightened, with the NPL ratio at 0.84% and NPL coverage of 256% (0.77% and 259%, respectively, in June 2001).

Main developments

As part of Group network optimization objectives, 68 Banesto branches were closed and in 27 cases business transferred to the Santander Central Hispano network. In return a similar volume of business was transferred to Banesto from 20 closed branches.

At March 27, 2002 a 15-year EUR 1,000 million issue of mortgage bonds had been fully placed. In June the securitization of EUR 500 million of loans to SMEs, through FTPYME Banesto 1, took place, of which 77.5% was guaranteed by the Spanish Treasury.

The General Meeting of Shareholders on May 30 agreed to reduce the capital and return to shareholders EUR 0.15 per share. This will take place once the authorizations have been received. The nominal value of shares, after the reduction, will be EUR 2.03.

Portugal

Income statement. January - June
Euro MM.

	Retail Banking				Total Portugal (*)			
			Variation 2002/2001				Variation 2002/2001	
	2002	**2001**	**Amount**	**(%)**	**2002**	**2001**	**Amount**	**(%)**
Net interest revenue	**335.0**	**345.4**	**(10.4)**	**(3.00)**	**336.3**	**348.5**	**(12.1)**	**(3.48)**
Net fees and commissions	85.2	79.8	5.4	6.72	102.3	94.1	8.3	8.80
Basic revenue	**420.2**	**425.2**	**(5.0)**	**(1.18)**	**438.6**	**442.5**	**(3.9)**	**(0.87)**
Trading gains	10.8	12.2	(1.4)	(11.78)	23.9	15.9	8.0	50.62
Net operating revenue	**431.0**	**437.5**	**(6.5)**	**(1.48)**	**462.6**	**458.4**	**4.2**	**0.91**
Personnel and general expenses	(209.8)	(229.3)	19.5	(8.52)	(218.1)	(238.2)	20.0	(8.40)
a) Personnel expenses	(133.3)	(154.4)	21.1	(13.66)	(138.9)	(160.4)	21.5	(13.42)
b) General expenses	(76.5)	(74.9)	(1.5)	2.07	(79.2)	(77.7)	(1.5)	1.96
Depreciation	(26.7)	(27.9)	1.2	(4.46)	(27.3)	(28.5)	1.2	(4.24)
Other operating costs	(1.7)	(0.7)	(1.0)	148.16	(1.8)	(0.8)	(1.0)	133.34
Net operating income	**192.8**	**179.5**	**13.3**	**7.40**	**215.3**	**190.9**	**24.4**	**12.77**
Income from equity - accounted holdings	1.2	0.2	1.0	484.31	1.1	0.3	0.8	269.04
Other income	(33.7)	(21.8)	(12.0)	54.85	(37.5)	(20.0)	(17.6)	87.99
Net provisions for loan - losses	(16.4)	(9.5)	(6.9)	72.60	(16.1)	(9.5)	(6.6)	69.22
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	**143.9**	**148.4**	**(4.6)**	**(3.07)**	**162.8**	**161.8**	**1.1**	**0.65**
Net consolidated income	**120.2**	**120.1**	**0.0**	**0.03**	**133.8**	**130.3**	**3.5**	**2.70**
Net attributable income	**99.2**	**94.5**	**4.7**	**5.02**	**112.8**	**104.8**	**7.9**	**7.57**

(*) Includes Retail Banking, Asset Management and Global Wholesale Banking.

The economic environment in **Portugal** changed during the second quarter when the new government tightened fiscal policy with a series of measures including the ending of tax credits for housing loans and an increase in the top rate of VAT. In this weaker context the Group's strategic options defined in 2001 of focusing more on capturing funds and on migration of customers to savings products and mortgages assumed greater importance.

In funds, high added value and insurance products continued to be launched, while customers shifted into mutual funds, backed by the media through the "*Supersatisfação* campaign". The market share in new life insurance reached 14.9% in May (8.3 points more than at the end of 2001), while that of mutual funds was 15.7% (+3.9 points).

A new lending product ("*Oferta-Lar*") was launched, which links home loans to the subscription of high return products that generate cross-selling (credit cards and domiciling of salaries), as well as coupons to acquire household goods. New loans in the first half were 31.1% higher than in the same period of 2001.

Portugal

Business highlights
Euro MM.

			Variation 2002/2001	
	30.06.2002	**30.06.2001**	**Amount**	**(%)**
Loans	19,473.7	17,573.6	1,900.1	10.81
Customer deposits	17,412.9	16,643.3	769.6	4.62
Mutual funds	3,504.7	2,292.6	1,212.1	52.87
Pension funds	689.0	534.3	154.7	28.95

Portugal's net attributable income was EUR 112.8 million, 7.6% more than in the first half of 2001. ROE was 18.1%. Retail banking accounted for almost 90% of the income (EUR 99.2 million).

Net operating revenue rose 0.9%, as a result of the stabilization of net interest revenue (stemming from lower market interest rates, the shift into mutual funds and insurance products and the change in the portfolio's risk profile) and the 8.8% growth in net fees and commissions (as a result of the aforementioned shift of deposits with a low spread into mutual funds and insurance, and the launch of new cards and conversion of current ones).

Thanks to the small rise in net operating revenue and the sharp fall in operating costs, the efficiency ratio improved by 4.8 points to 47.1%. Part of the reduction in costs came from early retirements. At June 30, 2002 there were 525 fewer employees than a year earlier.

In Investment Banking, and despite the volatility of markets, BSN-Portugal's net income was 28.6% higher than in the same period of 2001. The broker-dealer was placed second in June in the Euronext/Lisbon ranking with a market share of 17.5%.

Consumer Financing in Europe

Income statement. January - June			**Variation 2002/2001**	
Euro MM.	**2002**	**2001**	**Amount**	**(%)**
Net interest revenue	**321.4**	**197.4**	**124.0**	**62.85**
Net fees and commissions	83.7	41.4	42.3	102.10
Basic revenue	**405.1**	**238.8**	**166.3**	**69.66**
Trading gains	(0.4)	0.8	(1.1)	—
Net operating revenue	**404.7**	**239.5**	**165.2**	**68.96**
Personnel and general expenses	(173.7)	(124.9)	(48.8)	39.04
a) Personnel expenses	(93.5)	(66.1)	(27.5)	41.58
b) General expenses	(80.2)	(58.9)	(21.3)	36.19
Depreciation	(22.8)	(13.4)	(9.4)	70.38
Other operating costs	9.0	7.0	2.0	29.23
Net operating income	**217.2**	**108.2**	**109.0**	**100.77**
Net provisions for loan - losses	(68.5)	(33.5)	(35.1)	104.77
Other income	4.6	(4.7)	9.3	—
Income before taxes	**153.2**	**70.0**	**83.2**	**118.96**
Net consolidated income	**105.2**	**51.7**	**53.5**	**103.54**
Net attributable income	**102.6**	**49.5**	**53.1**	**107.27**

As part of its business diversification strategy in Europe, Santander Central Hispano strengthened its position in **Consumer Financing**, an activity with strong growth potential. In Germany, we completed the acquisition of AKB and made progress in merging it with our subsidiary CC-Bank. This will create one of Germany's leading specialized consumer financing companies and a privileged platform from which to expand into the most attractive countries of East Europe.

The merger of AKB and CC-Bank creates the largest independent auto financing company in Germany, with a market share of 15% in non-bank financing. It is the leader in the financing of motorcycles in Europe and in the number of associated dealerships. The merger will generate annual cost savings of more than EUR 25 million as for 2003 (ie, 15% of the joint costs base in 2001) and higher revenue from the cross-selling of products estimated at EUR 30 million.

This business in Europe is also enhanced by Finconsumo in Italy, jointly owned with Sanpaolo IMI, and HBF Banco Financiero in Spain. These companies comprise a consumer financing platform in eight countries, with more than 4 million customers and substantial revenue growth potential.

The first half results of Consumer Financing in Europe include AKB, consolidated since January, for the first time. This has pushed up the rates of growth. The incorporation of AKB increased the growth of net operating income to 100.8% and lifted net attributable income to EUR 102.6 million (+107.3%). Of particular note was the improvement in the efficiency ratio (-9.2 points) to 42.9%. Excluding AKB, net operating income rose 32.7%, backed by higher revenue and containment of costs, which improved the efficiency ratio to 47.1% (-5.0 points over the first half of 2001). Net attributable income grew 42.6%.

- **Spain**

HBF Banco Financiero, which incorporates Hispamer, Bansafina and UCI, generated net attributable income of EUR 46.4 million, 39.4% more than in the first half of 2001. ROE reached more than 21%. Basic revenue rose 11.2% and costs fell 7.3%. As a result, net operating income was 29.3% higher and the efficiency ratio improved by almost 8 points to 39.5%.

A major factor behind this performance was the strong growth in mortgages (more than 30%), combined with continued auto financing in a market in recession (which increased the market share to 25%) and an increase of around 6% in consumer financing, which offset the fall in corporate business. In addition, there was a notable rise in card business (6.3 million within 190 affinity programs) and a surge in insurance activity (growth of close to 75% in revenue).

- **Germany**

After the incorporation of AKB, consolidated as of January 1, 2002, net income amounted to EUR 54.3 million (ROE of 48%). Lending totaled EUR 6,460 million and managed funds EUR 3,369 million.

- **Italy**

Finconsumo, jointly owned by CC-Bank and Sanpaolo IMI which has been operating as a bank since October 1, 2001, specializes in auto and consumer finance and has a market share of 4.4% in Italy.

In the first half, Finconsumo exceeded the objectives set for the main parameters. Of particular note was the 19.2% growth in new business and 57% in lending to EUR 972 million. Net attributable income was EUR 1.8 million, 82% higher than in the first half of 2001.

On-line Banking

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**34.8**	**24.0**	**10.8**	**44.79**
Net fees and commissions	22.9	21.1	1.8	8.46
Basic revenue	**57.7**	**45.2**	**12.6**	**27.79**
Trading gains	2.2	0.6	1.5	257.90
Net operating revenue	**59.9**	**45.8**	**14.1**	**30.81**
Personnel and general expenses	(53.9)	(58.0)	4.2	(7.16)
a) Personnel expenses	(18.6)	(18.3)	(0.3)	1.68
b) General expenses	(35.3)	(39.7)	4.5	(11.24)
Depreciation	(2.9)	(1.3)	(1.6)	126.18
Other operating costs	(0.6)	(0.6)	0.1	(9.68)
Net operating income	**2.5**	**(14.2)**	**16.7**	—
Net provisions for loan - losses	(11.1)	(8.6)	(2.5)	28.86
Other income	0.1	0.2	(0.1)	(44.09)
Income before taxes	**(8.5)**	**(22.6)**	**14.2**	**62.62**
Net consolidated income	**(8.2)**	**(22.8)**	**14.5**	**63.90**
Net attributable income	**(8.0)**	**(20.7)**	**12.7**	**61.35**

As in the other areas, the income statements of **On-line Banking** (Patagon Spain and Germany) for the first half of 2002 were redrawn in accordance with the new criteria set for the Group in order to reflect various items that originate at the centralized level. As a result, there are some differences regarding the figures published by Patagon.

In Spain, Patagon continued to improve its results. Losses fell by more than 90% from EUR 8.5 million in the first half of 2001 to EUR 839,345 in the same period of 2002.

The improvement has been ongoing and losses in June were EUR 33,437, down from EUR 1.6 million in June 2001.

The better performance was due both to growth in revenue, with a 65% rise in net operating revenue to EUR 19.7 million from EUR 11.9 million in the first half of 2001, as well as a 4.3% decline in operating costs to EUR 18.4 million (EUR 19.2 million in June 2001).

Patagon captured 44,106 new customers in Spain in the first half, 19% more than the number captured in the same period of 2001. The total number of customers reached 287,609, 46% more than in June 2001 and more than double the number of June 2000. Managed funds rose from EUR 2,380 million in June 2001 to EUR 3,091 million a year later. This growth is particularly noteworthy if one bears in mind the negative effect of the performance of markets in off-balance sheet funds, which declined to EUR 462.5 million.

Also of note is the significant rise in the number of Patagon customers operating via Internet. The number of active Internet customers rose by more than 76% and represents 40% of total customers. As a result, over 56% of transactions at Patagon are conducted via Internet.

Retail Banking Latin America

Latin America

Income statement. January - June Euro MM.	Total Latin America (*) 2002	(%)	Retail Banking 2002	(%)	Total Latin America (*) excluding Argentina 2002	(%)	Retail Banking excluding Argentina 2002	(%)
Net interest revenue	**2,535.4**	**(13.13)**	**2,479.9**	**(13.43)**	**2,428.8**	**(5.68)**	**2,395.5**	**(5.45)**
Net fees and commissions	984.9	(15.91)	690.2	(15.14)	895.9	2.46	628.1	(0.22)
Basic revenue	**3,520.2**	**(13.93)**	**3,170.1**	**(13.80)**	**3,324.7**	**(3.62)**	**3,023.6**	**(4.41)**
Trading gains	106.6	(63.36)	84.7	(69.89)	79.4	(67.45)	72.5	(68.51)
Net operating revenue	**3,626.8**	**(17.21)**	**3,254.8**	**(17.79)**	**3,404.1**	**(7.84)**	**3,096.1**	**(8.76)**
Personnel and general expenses	(1,874.4)	(19.27)	(1,749.9)	(18.84)	(1,761.1)	(13.22)	(1,655.3)	(13.73)
a) Personnel expenses	(1,042.4)	(21.32)	(964.4)	(20.64)	(983.7)	(14.52)	(917.0)	(14.89)
b) General expenses	(832.0)	(16.55)	(785.5)	(16.51)	(777.4)	(11.52)	(738.3)	(12.23)
Depreciation	(193.2)	(19.59)	(187.2)	(14.47)	(178.6)	(8.87)	(174.1)	(2.66)
Other operating costs	(115.9)	38.40	(115.0)	36.57	(104.2)	45.93	(103.7)	44.42
Net operating income	**1,443.3**	**(16.80)**	**1,202.8**	**(19.82)**	**1,360.2**	**(2.62)**	**1,163.0**	**(4.98)**
Income from equity - accounted holdings	14.4	(0.99)	(3.1)	39.02	15.0	(4.98)	(2.6)	70.30
Other income	196.0	—	242.1	—	18.7	—	28.5	—
Net provisions for loan - losses	(661.1)	89.40	(657.6)	88.78	(416.4)	49.09	(412.9)	47.72
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	**992.6**	**(13.25)**	**784.1**	**(12.12)**	**977.5**	**10.59**	**776.1**	**12.73**
Net consolidated income	**850.5**	**(12.90)**	**707.9**	**(11.52)**	**851.5**	**5.31**	**709.0**	**6.58**
Net attributable income	**801.2**	**(0.89)**	**661.7**	**(0.07)**	**801.2**	**18.70**	**661.7**	**22.07**

(*) Includes Retail Banking, Asset Management and Private Banking and Global Wholesale Banking.

Balance sheet. June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	37,917.2	56,926.2	(19,009.0)	(33.39)
Due from banks	25,559.1	24,949.2	609.9	2.44
Investment securities	28,265.1	35,847.9	(7,582.8)	(21.15)
Tangible and intangible assets	1,963.1	2,933.2	(970.1)	(33.07)
Other assets	12,145.0	15,831.7	(3,686.7)	(23.29)
Total Assets / Liabilities	**105,849.5**	**136,488.2**	**(30,638.7)**	**(22.45)**
Customer deposits	44,109.0	65,600.8	(21,491.8)	(32.76)
Debt securities	8,534.7	9,948.1	(1,413.4)	(14.21)
Subordinated debt	664.8	806.0	(141.2)	(17.51)
Due to banks	38,918.3	41,676.7	(2,758.4)	(6.62)
Other liabilities	8,954.1	13,083.8	(4,129.7)	(31.56)
Capital assigned	4,668.6	5,372.8	(704.2)	(13.11)
Other managed funds (off - balance sheet)	**26,661.1**	**34,910.3**	**(8,249.2)**	**(23.63)**
Mutual funds	12,417.7	15,478.8	(3,061.1)	(19.78)
Pension funds	10,603.8	15,039.6	(4,435.8)	(29.49)
Managed portfolios	3,639.7	4,391.9	(752.3)	(17.13)
Customer funds	**79,969.7**	**111,265.2**	**(31,295.6)**	**(28.13)**
Total managed funds	**132,510.6**	**171,398.5**	**(38,887.9)**	**(22.69)**

Latin America faced in 2002 a complex economic panorama. The estimate for the region's overall GDP growth is around 1%, or a little less. The situation in Argentina is still uncertain and until this is resolved, the Group will take it into account when developing its strategy for this country, which will be guided by very conservative criteria and maximum caution. Meanwhile, the political uncertainty in Brazil produced, in the second quarter, an increase in sovereign risk, substantial volatility in exchange rates and in future interest rate indicators and, in general, a fall in the Sao Paulo stock market. Lastly, Venezuela also experienced volatile exchange rates, high interest rates and reduced liquidity.

In this environment, the Santander Central Hispano Group is in a strong position. The high degree of diversification (by countries, businesses, products...), the quality and strength of its balance sheet, the extensive presence and, above all, the large customer base – 14 million clients in the banks and another 3.1 million in the pension fund management companies – enable the Group to focus on generating recurrent revenues.

Brazil, Chile, Mexico and Puerto Rico are the main markets in Latin America, and the ones upon which the Group is focusing the most attention.

Before turning to the performance during the first half of 2002, there are three important aspects regarding the treatment of financial information in Latin America:

- Argentina: During the first half, the Group very closely monitored Argentina, both political and institutional developments, as well as economic, fiscal and monetary ones and, above all, what is happening and may happen in the financial system. The changes in the Argentine financial system (end of convertibility and massive devaluation of the peso, conversion to pesos of certain foreign currency assets and liabilities in the balance sheets of banks, restructuring of customer deposits, etc) are of such significance and magnitude that they distort analysis and interpretation of the Group's performance in Latin America. Because of this, the accounts are presented with and without Argentina. As regards Argentina's results, in accordance with our prudent criteria, the Group decided to neutralize them. In other matters, local management has above all focused on lending quality and on maintaining liquidity.

- The Group's performance (in euros) in the region was negatively affected by the evolution of Latin American exchange rates against the US dollar. Latin American currencies (excluding the Argentine peso) depreciated 8% between the first half of 2001 and the same period of 2002 against the US dollar, weighted by the net income obtained from each country. Between June 30, 2001 and June 30, 2002 Latin American currencies depreciated 24.7% against the US dollar (excluding the Argentine peso), while the Euro rose 15% against the US dollar. Lastly, Latin American currencies (again excluding the Argentine peso) depreciated 20.7% against the Euro. The most significant depreciation was that of the Venezuelan Bolivar, from 674.2 to 1,347.1 bolivars per US dollar in the first half of 2002. The Brazilian real depreciated from 2.05 to 2.82 per euro over the same period.

- The income statements of Latin America have been drawn up on the basis of the Group's new criteria for 2002.

Comparisons between the first half of 2002 and the same period of 2001 are not affected by substantial changes of perimeter. The only change of note was the increased stake in Banespa (from 33% in April 2001 to 97%-98% since then), the purchase of a further 35.45% of Banco Santiago as of April 17, 2002 and the sale in December 2001 of the Chilean insurance firms Vida Santander and Reaseguros de Vida Soince-Re.

The main developments (excluding Argentina) were.

- Basic revenue fell 3.6% (+4.8% after the elimination of the exchange-rate effect), due to the Group's strategy of reducing business in those counties with the greatest risk exposure. The impact on basic revenue of the lower business volumes was offset by: a) the optimization of the structure of the balance sheet, b) the importance attached to ROA and the customer spread and c) the rise in net fees and commissions (+9.6% after eliminating the exchange-rate effect).
- The lower volume of trading gains, chiefly due to the instability in the money and currency markets in Brazil in the second quarter of 2002.
- The reduction in operating costs (-13.2% and -5.8% after eliminating the exchange-rate effect), due to adjusting networks and head count to the standard set for each country/unit, as well as the streamlining of processes (linked to implementation of the Altair platform) and the generation of regional synergies.
- Increased loan-loss provisions (+49.1%), ensuring comfortable levels of asset quality (NPL coverage of 149% and NPL ratio of 2.83%, up from 129% and 4.0%, respectively, at June 30, 2001).

Customer funds excluding Argentina and eliminating the exchange-rate impact rose 4.8%, while lending dropped 4.3%, due to the Group's policy of maintaining comfortable levels of liquidity.

Retail Banking Latin America (excluding Argentina)

Business highligths Euro MM.	**30.06.2002**	**30.06.2001**	**Variation 2002/2001** **(%)**	**(%) excluding** **exch. rate**
Gross Loans	36,618.6	51,562.9	(28.98)	(4.32)
Customer funds on balance sheet	51,250.9	66,730.2	(23.20)	1.52
Mutual funds	12,292.3	14,064.7	(12.60)	13.83
Pension funds	8,543.2	8,840.8	(3.37)	18.20
Total managed funds	75,726.0	94,027.6	(19.46)	4.80

All of these factors enabled the Group to continue to make progress, despite the complex economic environment:

- Group ROE, excluding Argentina, rose 1.5 points over the first half of 2001 to 32.6%. The average ROE for Chile, Mexico, Brazil and Puerto Rico was 30.5% compared to 26.9% in the first half of 2001.
- The efficiency ratio improved by 3.2 points between June 2001 and June 2002 to 51.7%. The average ratio of Chile, Mexico, Brazil and Puerto Rico was 47.5% (50.4% in the first half of 2001).
- The ratio of fees and commissions/operating expenses increased 2.1 points, from 50.4% to 52.5% over the period. Excluding Argentina, it was 50.9%. The average for Chile, Mexico, Brazil and Puerto Rico was 54.5% (45.5% in the first half of 2001).
- The targets for market share are focused on Chile, Mexico, Brazil and Puerto Rico, while in the other countries the focus was on risk management and downsizing of businesses and structures. In these four countries, the combined market share was 11.3% in loans, up 1.0 points over June 30, 2001; and 9.9% in customer funds.

Detailed below are the main performance highlights of the various countries, with particular emphasis on those, which because of their specific weight, are the most significant in the Group's strategy:

- **Brazil**

In terms of business volume and earnings, the Group is one of the leading financing Groups in Brazil through Banespa and Santander Brasil, with market shares of around 4%-5% and double this in the south-southeast of Brazil, the country's most economically dynamic region, where the Group has most of its business. During 2002, the strategy has been to further the integration of Banespa and Santander Brasil, as well as boost business growth. There is a large customer base (4.6 million, of which Banespa has 3.4 million).

The number of Banespa customers rose by 500,000 over the last 18 months. During this period Banespa focused more clearly on improving efficiency, modernized its technology (beginning the convergence process with the Altair Platform) and laid the foundations of future business development (training, business tools, etc).

Brazil's markets were very volatile during the second quarter of 2002, reflected in the widening of the differential with US Treasury bonds from 718 basis points at March 31, 2002 to 1,548 basis points at June 30, 2002. The Group's strategy, in this context, focused on maintaining the levels of liquidity, close monitoring of credit and market risk and attaching particular importance to the generation of recurrent revenues. Basic revenue grew 16.4% in reales between June the first half of 2001 and the same period of 2002, while costs dropped by 12.9%.

Net attributable income increased 54.4% to EUR 340.7 million, partly because of the aforementioned increase in the Group's stake in Banespa. (+36.9% on a like-for-like basis), despite the increased volatility of the markets in the second quarter which dented trading gains (loss of EUR 159.1 million compared to earnings of EUR 65.2 million in the same period of 2001).

The efficiency ratio improved by 5.9 percentage points to 47.6%, and the recurrent revenue ratio (fees and commissions/operating expenses) by 14.1 points to 63.7%. ROE increased from 27.2% to 30.5%. The combined NPL ratio of Banespa and Santander Brasil (including Meridional) was 3.84% at June 30, 2002 and NPL coverage was 178%.

- **Chile**

The Group's two banks in Chile (Banco Santiago and Santander Chile) stand out against their competitors for their high profitability ratios, with ROEs of 30.4% and 35.1% for Santander Chile and Santiago, respectively, and excellent efficiency ratios (41.1% for Santander Chile and 41.5% for Santiago). These two banks give the Group a market share of 27.4% in deposits, 27.7% in loans, 11.1% in pension funds and 24.7% in mutual funds.

Shareholder Meetings on July 18, 2002 agreed to the merger between Banco Santander Chile and Banco Santiago, with Banco Santiago absorbing Banco Santander Chile. Prior to the merger, Santander Central Hispano acquired on April 17 the 35.45% of Banco Santiago that Banco Central held in its portfolio since 1997.

The new bank, to be called Banco Santander Chile, is the country's leader in terms of business volume and profitability, as well as one of the most financially sound. Over the next few weeks, the new bank will begin to sell some of its assets in order to optimize its value for shareholders.

Net attributable income in the first half of 2002 rose 17.6% to EUR 193.6 million, despite the reduced revenue from insurance (from the sale at the end of 2001) and higher taxes at Banco Santiago. Of this amount, Santander Chile (in which the Group has a stake of 89.4%) generated EUR 113.3 million and Banco Santiago contributed EUR 80.3 million (average stake of 61.2% during the first half).

The credit quality indicators remained in line with the Group's policies (NPL ratios of 2.34% and 2.74% and NPL coverage of 111% and 102% for Santander Chile and Santiago, respectively).

- **Mexico**

The Santander Central Hispano Group, through Serfin and Banco Santander Mexicano, is the third largest financial Group in Mexico, with a leadership position in terms of profitability, efficiency, equity strength and credit quality. The Group increased its market share during 2001 to 11.5% in loans and 15.8%, 14.0% and 9.0% in deposits, mutual and pension funds, respectively. The performance was positive during the first half of 2002, based on a strategy of combining the generation of the maximum value of the two brands with cost savings from integrated management of some businesses and some support areas.

From the standpoint of business management, the two banks focused in 2002 on improving the structure of the capturing of funds, reducing the average cost of capturing funds more quickly than the fall in reference interest rates. The cost of the Group's deposits in Mexico, measured – as tends to be done locally – against the 28-day TIIE reference rate fell from 54% to 44% between the first half of 2001 and the first half of 2002. In lending, the two banks are growing at a faster pace than the banking system as a whole, enabling them to increase their combined market share by 320 basis points between June 2001 and June 2002, and without eroding credit quality indicators.

In addition, Santander Mexicano was very active in promoting mutual funds (with specific products for the retail segment). As a result, it increased its market share by 180 basis points (220 basis points for the two banks). It was also active in lending to companies. Serfin, on the other hand, successfully developed its Serfin Light credit card (540,000 cards issued, 255,000 of them in the first half).

The two banks generated net attributable income of EUR 389.0 million in the first half of 2002, 36.2% more than in the same period of 2001. Of this amount, Serfin contributed EUR 209.0 million and Santander Mexicano EUR 180.0 million. These earnings were achieved with significant progress in the quality of results. The efficiency ratio improved 1.2 points to 49.2%. Serfin's ROE was 37.5% and Santander Mexicano's 40.3%.

Credit quality also continued to be a hallmark of the Santander Central Hispano Group's banks in Mexico. The NPL ratios, which are the lowest in the Mexican financial system, were 1.11% for Serfin and 0.91% for Santander Mexicano, while NPL coverage reached 444% and 183%, respectively.

- **Puerto Rico**

The Group ranks second in the Puerto Rican financial system, with market shares in deposits and loans of 12.0% and 12.6%, respectively, and a strong position in asset management (market share of 23.4%). During 2002, management priorities in Puerto Rico focused on business development, expansion of commission-generating businesses (mutual funds, cards, foreign trade....), promotion of mortgages and greater development of insurance business.

Net attributable income declined 80.3% in the first half of 2002 to EUR 3.3 million. This was partly due to a 27.6% fall in trading gains and a decline of 7.9% in net interest revenue, affected by slower economic growth and the fall in interest rates. Net fees and commissions, however, grew 22.8%, spurred by activities that generate commissions, especially mutual funds. The NPL ratio reached 2.12% and NPL coverage 100%.

The Group is rethinking some aspects of its strategy in Puerto Rico aiming to invigorate its results in the country.

- **Venezuela**

On May 17, 2002 Banco de Venezuela and Banco Caracas merged to become the new Banco de Venezuela, the country's leading bank with a market share of 13.8% in deposits and 13.9% in loans.

Liquidity tightened substantially during the first half, significantly reducing the volume of deposits and loans, generating substantial volatility in exchange rates (the Bolivar depreciated 50% during the first half to 1,347.1 bolivars per US dollar at June 30) and pushing up interest rates. The Group continued to manage its banks in the country with very conservative criteria, putting the emphasis on generation of liquidity, reducing its most costly funds and loans, and limiting exposure to sovereign risk.

Integrated management of the two banks (operational integration is already fully effective and technological integration stands at more than 80%) has enhanced the Group's competitive position. From the business standpoint, the main focus is to improve the structure of deposits and increase the customer loyalty of the more than two million clients.

Net attributable income rose 20.8% to EUR 115.8 million. The efficiency ratio improved by 13.0 points to 35.9% and the recurrent revenue ratio advanced 11.0 points to 44.3%. ROE stood at 52.6%. The NPL ratio was 10.52% in June 2002 (5.86% a year earlier) and NPL coverage was 90% (140% in the first half of 2001).

- **Other countries**

The strategy in Colombia, Peru, Bolivia, Uruguay and Paraguay has focused over the past few years on the creation of value through reducing the Group's installed capacity in these countries and minimizing risks. This strategy has continued during 2002. Net attributable income in the first half of 2002 was EUR 5.4 million in Colombia, EUR 19.6 million in Peru, EUR 0.8 million in Paraguay, -EUR 4.0 million in Bolivia and -EUR 47.0 million in Uruguay. Given Argentina's crisis, extra measures have been taken in Uruguay to clean up the balance sheet (provisions for loan-losses rose fivefold) as well as boost liquidity.

Asset Management and Private Banking

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)	Total excluding Argentina 2002	(%)
Net interest revenue	**64.2**	**75.5**	**(11.3)**	**(14.95)**	**42.0**	**(35.75)**
Net fees and commissions	390.2	451.4	(61.2)	(13.55)	363.4	7.36
Basic revenue	**454.4**	**526.9**	**(72.5)**	**(13.75)**	**405.4**	**0.38**
Trading gains	24.3	12.5	11.8	94.33	9.4	(43.60)
Net operating revenue	**478.7**	**539.4**	**(60.7)**	**(11.25)**	**414.8**	**(1.36)**
Personnel and general expenses	(188.5)	(233.0)	44.5	(19.10)	(169.8)	(4.61)
a) Personnel expenses	(115.6)	(148.7)	33.1	(22.27)	(104.3)	(7.20)
b) General expenses	(72.9)	(84.2)	11.4	(13.49)	(65.5)	(0.17)
Depreciation	(14.6)	(27.7)	13.1	(47.23)	(13.1)	(43.94)
Other operating costs	(0.8)	0.4	(1.2)	—	(0.4)	—
Net operating income	**274.9**	**279.2**	**(4.3)**	**(1.55)**	**231.4**	**5.50**
Income from equity - accounted holdings	33.4	27.9	5.5	19.63	33.4	2.35
Other income	(46.6)	(8.3)	(38.4)	463.66	(10.4)	27.30
Net provisions for loan - losses	(1.3)	(0.4)	(0.9)	261.06	(1.3)	—
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**260.3**	**298.4**	**(38.1)**	**(12.78)**	**253.1**	**3.55**
Net consolidated income	**174.2**	**205.6**	**(31.4)**	**(15.28)**	**174.1**	**(0.11)**
Net attributable income	**171.0**	**178.4**	**(7.4)**	**(4.13)**	**171.0**	**2.24**

Note.- Minority interests in Latin America correspond basically to Origenes AFJP, 100% consolidated using the global integration method. 60% of net consolidated income is attributed to minority interests

Balance sheet. June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	1,557.4	1,393.2	164.2	11.78
Government securities	11.7	21.0	(9.3)	(44.49)
Due from banks	6,587.8	7,349.3	(761.5)	(10.36)
Investment securities	688.0	866.9	(178.9)	(20.64)
Other assets	315.9	329.1	(13.2)	(4.01)
Total Assets / Liabilities	**9,160.7**	**9,959.5**	**(798.8)**	**(8.02)**
Customer deposits / REPOs	6,556.0	6,057.8	498.2	8.22
Debt securities	—	120.7	(120.7)	(100.00)
Subordinated debt	—	—	—	—
Due to banks	1,396.3	2,125.3	(729.0)	(34.30)
Other liabilities	726.3	1,204.5	(478.2)	(39.70)
Capital assigned	482.1	451.2	30.9	6.84
Other managed funds (off - balance sheet)	**12,222.6**	**9,400.5**	**2,822.1**	**30.02**
Mutual funds	8,804.5	5,879.2	2,925.3	49.76
Pension funds	74.9	59.9	15.0	24.98
Managed portfolios	3,343.3	3,461.4	(118.1)	(3.41)
Customer funds	**18,778.6**	**15,579.0**	**3,199.6**	**20.54**
Total managed funds	**21,383.3**	**19,360.0**	**2,023.3**	**10.45**

The difficult stock market and foreign currency environment reduced the pace of growth of the net attributable income of **Asset Management and Private Banking**. Total managed assets, including discretionary portfolios and mathematical provisions, increased 3.1% over June 2001 to EUR 133,293 million (excluding Argentina). Net attributable income excluding Argentina was 2.2% higher than in the first half of 2001 at EUR 171.0 million. Of particular note also was the 1.4 point improvement in the efficiency ratio to 40.9% excluding Argentina.

Asset Management in Spain: The volume of mutual funds rose 3.1% over June 2001, a faster rate of growth than competitors. As a result, market share increased from 26.3% to 27.4%. Of note was the 46.7% rise in real estate funds, maintaining the Group's leadership position in this market with 77.5%. Meanwhile the measures to improve efficiency, including the merger of 67 funds after the integration of brands, helped to cut operating expenses, which represented just 6.5 basis points of managed assets.

Assets under management

	Amount Euro MM.	Market share (%)	% var. 31.12.01	% var. 30.06.01
Mutual funds	50.973	27,4	3,0	3,1
of which: Real estate mutual funds	*1.469*	*77,5*	*29,4*	*46,7*
Individual pension funds	4.581	19,6	(2,5)	6,9
Other	1.961	—	(7,4)	(9,4)
Total	**57.515**	—	**2,2**	**2,9**

Asset Management in Latin America: The performance continued to be in line with expectations In pension funds net attributable income (excluding Argentina) was EUR 57.0 million, 39.0% more than in the first half of 2001, while managed assets rose 18.2% to EUR 8,543 million (excluding the exchange-rate impact).

In mutual funds, adequate management offset the negative effect of depreciation, with commissions from management rising 42.9% to EUR 123.8 million . This was due to the innovative design of products sold through the retail banking channel and to adequate management of prices. Also noteworthy were the continued efforts to improve efficiency and cut operating expenses (-27.8%) through different measures (integration of the Banespa and Santander Brasil platforms, restructuring of sales teams, etc).

Private Banking: At BSN Banif, the drop in revenue as a result of the markets' performance and the reduced volume of stock market transactions were partly offset by containment of costs (-6.2%). Of note was the greater capturing of clients with funds to invest of more than EUR 0.15 million (+42%) and the effort to increase customer spreads in the rest. This helped to increase revenue in a better environment.

In International Private Banking, net attributable income rose 14.4% over the first half of 2001. The good results were due to 14.7% growth in managed assets (excluding the exchange-rate impact) and measures to increase the generation of commissions in order to offset the fall in net interest revenue and lift recurrent revenues (+28.4% over June 2001).

Insurance: In Spain, this activity's high growth potential and capacity to generate recurrent revenues in the medium term makes the area one of Santander Central Hispano's business priorities. Following the consolidation of the new structure of insurance business, the performance was as expected. Premium income from risk insurance rose 72% in the year to June, operating expenses fell 14% and the area's contribution to the Group using the equity-accounted method was 102% higher.

In Latin America, bancassurance has become one of the Group's priorities because of its contribution to earnings, high degree of recurrent revenues and substantial growth potential. The volume of issued premium increased 4.2% in the first half (excluding Argentina) and its contribution to net operating revenue (including commissions for the Group) increased 10.8%.

Global Wholesale Banking

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)	Total excluding Argentina 2002	(%)
Net interest revenue	**266.4**	**284.9**	**(18.5)**	**(6.49)**	**266.4**	**(5.69)**
Net fees and commissions	184.4	190.0	(5.6)	(2.95)	184.4	(2.93)
Basic revenue	**450.8**	**474.9**	**(24.1)**	**(5.07)**	**450.8**	**(4.58)**
Trading gains	45.9	70.3	(24.3)	(34.63)	45.9	(34.73)
Net operating revenue	**496.7**	**545.1**	**(48.4)**	**(8.88)**	**496.7**	**(8.49)**
Personnel and general expenses	(201.3)	(210.2)	8.9	(4.22)	(201.3)	(4.21)
a) Personnel expenses	(136.2)	(139.7)	3.6	(2.57)	(136.2)	(2.55)
b) General expenses	(65.2)	(70.4)	5.3	(7.49)	(65.2)	(7.49)
Depreciation	(13.2)	(12.6)	(0.6)	5.07	(13.2)	5.07
Other operating costs	(0.3)	1.0	(1.2)	—	(0.3)	—
Net operating income	**281.9**	**323.3**	**(41.4)**	**(12.81)**	**281.9**	**(12.18)**
Income from equity - accounted holdings	—	—	—	—	—	—
Other income	(13.9)	(4.6)	(9.3)	203.28	(13.9)	190.54
Net provisions for loan - losses	(83.0)	(45.8)	(37.2)	81.23	(83.0)	80.99
Goodwill amortization	—	—	—	—	—	—
Income before taxes	**185.0**	**272.9**	**(87.9)**	**(32.22)**	**185.0**	**(31.57)**
Net consolidated income	**142.3**	**205.6**	**(63.2)**	**(30.77)**	**142.3**	**(30.20)**
Net attributable income	**141.9**	**202.6**	**(60.7)**	**(29.95)**	**141.9**	**(29.16)**

Balance sheet. June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Loans	19,509.7	21,374.7	(1,865.0)	(8.73)
Government securities	7,532.1	6,750.5	781.6	11.58
Due from banks	27,440.2	43,862.6	(16,422.4)	(37.44)
Investment securities	5,463.1	7,692.1	(2,229.0)	(28.98)
Other assets	8,410.1	11,501.1	(3,091.0)	(26.88)
Total Assets / Liabilities	**68,355.2**	**91,181.0**	**(22,825.8)**	**(25.03)**
Customer deposits / REPOs	20,091.6	22,745.8	(2,654.2)	(11.67)
Debt securities	118.9	1,452.9	(1,334.0)	(91.82)
Subordinated debt	32.4	32.4	(0.0)	(0.05)
Due to banks	23,020.6	41,183.2	(18,162.6)	(44.10)
Other liabilities	22,850.3	23,872.8	(1,022.5)	(4.28)
Capital assigned	2,241.4	1,894.1	347.3	18.34
Other managed funds (off - balance sheet)	**747.6**	**754.3**	**(6.7)**	**(0.89)**
Mutual funds	359.9	344.0	15.9	4.64
Pension funds	386.6	408.5	(21.9)	(5.37)
Managed portfolios	1.1	1.8	(0.7)	(39.06)
Customer funds	**20,990.5**	**24,985.4**	**(3,994.9)**	**(15.99)**
Total managed funds	**69,102.8**	**91,935.3**	**(22,832.5)**	**(24.84)**

Net attributable income generated by **Global Wholesale Banking** excluding Argentina dropped 29.2% to EUR 141.9 million. The year-on-year comparison was affected by the excellent results of the first half of 2001 compared with the complex market and exchange-rate situation during the same period of 2002.

If the comparison is made between the second half 2001, however, net operating income excluding Argentina was 18.5% higher because of greater revenues (+6.0% in net operating revenue) and lower costs (-7.3%). This growth is not reflected in the bottom line because of the larger volume of provisions made.

The performance of **Corporate Banking in Spain** was similar, with a small rise in net operating income over the first half of 2001 (+3.8%) and better progress in recurrent revenues than in the second quarter of 2001. Of note were the 6.6% growth in net interest revenue, 28.1% in net fees and commissions and a 4.6% drop in costs. As a result, net operating income was 20.4% higher and the efficiency ratio improved by 4 points. **International activity** was also stronger than in the second half of 2001, with 13.3% growth in net operating revenue, as a result of stronger net interest revenue, and a rise of 54.1% in net operating income, reflecting the sharp fall in costs.

Treasury in Europe generated lower earnings than in the first half of 2001, affected by the negative performance of markets in the second quarter of 2002 and the consequent fall in trading gains. The Group continued to be among the leaders in the main rankings of futures and debt in Spain, and it took part in the principal issuance and syndication operations.

In **Latin America,** the strategy focused on stepping up activity with final clients, generating recurrent revenue. In Brazil and Mexico the Group topped many rankings and reduced its risk exposure in Brazil. In Chile the treasury units, which are the leaders in placement of bonds in the domestic market, are being merged. In Peru, Venezuela and Colombia we took advantage of the volatility of exchange rates and interest rates to produce good results. In Puerto Rico, the treasury unit worked closely with the branch network to provide value added products for large scale distribution.

The business profile of **Investment Banking** is similar to the other activities, with lower earnings than in the first half of 2001 because of reduced revenues, which were not offset by lower costs. However, excluding Argentina and taking the second half of 2001 as the reference point, net operating revenue was up 8.7% and costs were down 10.1%. As a result, net operating income grew 34.5%. This growth, however, was not reflected in the bottom line because of the large volume of provisions for loan losses released in the second half of 2001 and which did not occur again this year.

Despite the slowdown in activity during the first half, Santander Central Hispano continued to play a noteworthy advisory role in many domestic mergers and acquisitions (Unilever-Nutrexpa, Vallehermoso, Dragados, Aguas de Barcelona...) and international ones (sale of TDE in Bolivia, restructuring of Telex in Chile, Enitel's privatization in Nicaragua...), as well as advisory services for the financing of transport and infrastructure assets.

Of note in issuance and distribution of equities was our role as global coordinator of the listing of Enagás. We also placed the most shares among individual and institutional investors. In the Spanish market, Santander Central Hispano Bolsa remained the leader in brokerage of equities, with a market share of 12.7% (16.3% including Banesto Bolsa), as well as in Latibex (43% in the first half of 2002).

Lastly, the volume of activity in Depository Business and Global Custody remained strong and Structured Finance continued to generate new project finance operations in Spain and Latin America.

Corporate Center

Income statement. January - June Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Net interest revenue	**(31.6)**	**(148.0)**	**116.4**	**78.64**
Net fees and commissions	3.2	(9.2)	12.4	—
Basic revenue	**(28.5)**	**(157.2)**	**128.7**	**81.89**
Trading gains	41.4	18.3	23.1	126.70
Net operating revenue	**12.9**	**(138.9)**	**151.9**	—
Personnel and general expenses	(34.9)	(40.9)	6.0	(14.66)
a) Personnel expenses	(13.6)	(16.0)	2.5	(15.53)
b) General expenses	(21.3)	(24.8)	3.5	(14.10)
Depreciation	(51.2)	(41.4)	(9.8)	23.69
Other operating costs	0.3	0.7	(0.4)	(54.78)
Net operating income	**(72.8)**	**(220.4)**	**147.7**	**66.99**
Income from equity - accounted holdings	80.5	156.8	(76.3)	(48.67)
Other income	(157.2)	1,495.8	(1,653.0)	—
Net provisions for loan - losses	49.4	(167.5)	216.9	—
Goodwill amortization	(377.7)	(1,303.1)	925.4	(71.01)
Income before taxes	**(477.7)**	**(38.4)**	**(439.3)**	—
Net consolidated income	**(400.7)**	**(70.2)**	**(330.5)**	**(470.85)**
Net attributable income	**(613.4)**	**(351.6)**	**(261.9)**	**(74.48)**
Balance sheet. June				
Government securities, Bank of Spain certificates and others	12,364.9	13,694.7	(1,329.8)	(9.71)
Investment securities	10,644.9	11,897.8	(1,252.9)	(10.53)
Goodwill	10,834.4	10,691.4	143.0	1.34
Liquidity lent to the Group	16,241.1	16,095.3	145.8	0.91
Capital assigned to Group areas	15,992.6	15,322.4	670.2	4.37
Other assets	13,557.4	13,642.9	(85.5)	(0.63)
Total Assets / Liabilities	**79,635.2**	**81,344.5**	**(1,709.3)**	**(2.10)**
REPOs	10,977.7	12,638.1	(1,660.4)	(13.14)
Debt securities	19,569.9	22,010.8	(2,440.9)	(11.09)
Subordinated debt	11,166.1	10,719.6	446.5	4.17
Preferred stock	5,044.1	6,410.4	(1,366.3)	(21.31)
Other liabilities	14,901.5	11,348.4	3,553.1	31.31
Group capital and reserves	17,976.0	18,217.2	(241.2)	(1.32)
Other managed funds (off - balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds	**37,196.7**	**35,126.4**	**2,070.3**	**5.89**
Total managed funds	**79,635.2**	**81,344.5**	**(1,709.3)**	**(2.10)**

Due to its special features, the **Corporate Center's** negative results correspond to the financing costs of investments in financial and industrial entities, additional provisions and amortization of goodwill in consolidation. On the revenue side, the most significant feature is the contribution to consolidated results of the financial and industrial companies in which the Group holds stakes.

Basic revenue rose 81.9% over the first half of 2001, largely as a result of the financial effect of liquidity from sales. The decline in income from equity-accounted holdings was due to the lower contribution of Royal Bank of Scotland (in the first quarter of 2001 a positive adjustment was made for the definitive results of 2000, which were higher than expected), and to the sales carried out between the two periods (Société Générale, MetLife, Dragados y Construcciones and Vallehermoso).

Other income and amortization of goodwill was higher than in the first half of 2001, largely because of the divestments in Royal Bank of Scotland, Vodafone, Ahold, Wanadoo and Zeltia, among others, and assigning the capital gains to accelerated amortization of goodwill. In 2002, the capital gains cannot be fully appreciated as they are together with the capital losses from the sale of Patagon America. Lastly, the minority interests results refer to dividends payable on preference shares.

Main activities

The net attributable income of **financial stakes in Europe** was 61.6% lower than in the first half of 2001 at EUR 156.0 million. This was because of the capital gains and higher income from equity-accounted holdings from Royal Bank of Scotland. So far this year we have sold 1% of Commerzbank and 1.50% of Société Génerale. After these transactions, the Group's stake in Commerzbank was reduced to 3.72%.

The stake in Royal Bank of Scotland remained at 8.09%, with unrealized capital gains of more than EUR 3,000 million as of June 30. The different collaboration agreements continued to contribute value and other possible opportunities are being studied to generate new sources of business for both Groups.

Sanpaolo IMI was merged on June 1 with the Cardine Group to create Italy's second largest financial Group in terms of deposits (around EUR 135,000 million) and loans (EUR 125,000 million). Cardine has 808 branches, most of them in the north east of Italy where Sanpaolo's presence is small. Santander Central Hispano's stake in the new bank is around 5%.

Financial stakes in Europe

Income statement. January - June			**Variation 2002/2001**	
Euro MM.	**2002**	**2001**	**Amount**	**(%)**
Contribution to results (*)	167.5	280.5	(113.0)	(40.29)
Financing costs	(81.9)	(117.6)	35.7	(30.38)
Revenue	**85.6**	**162.9**	**(77.3)**	**(47.45)**
Operating costs	(1.3)	(1.1)	(0.2)	20.41
Realized capital gains and other	60.6	299.8	(239.2)	(79.79)
Income before taxes	**144.9**	**461.6**	**(316.7)**	**(68.61)**
Net attributable income	**156.0**	**406.7**	**(250.7)**	**(61.65)**

(*) Dividends and income from equity-accounted holdings included

Equity stakes

Income statement. January - June

Euro MM.	2002	2001	Variation 2002/2001 Amount	(%)
Contribution to results (*)	171.5	116.7	54.9	47.02
Financing costs	(70.8)	(88.3)	17.4	(19.75)
Revenue	**100.7**	**28.4**	**72.3**	**254.52**
Operating costs	(9.3)	(11.1)	1.7	(15.62)
Realized capital gains and other	782.7	1,033.0	(250.2)	(24.23)
Income before taxes	**874.1**	**1,050.3**	**(176.2)**	**(16.78)**
Net attributable income	**756.8**	**965.5**	**(208.7)**	**(21.62)**

(*) Dividends and income from equity-accounted holdings included

The **industrial equity stakes** generated net attributable income of EUR 756.8 million in the first half of 2002, 21.6% less than in the same period of 2001. The reduction was largely due to the fact that in June 2001 capital gains net of taxes amounting to EUR 789.7 million and corresponding to the first half were registered from the sale of 1.09% of Vodafone between June and July. Meanwhile financial costs fell sharply because of lower interest rates and the decline in the average investment compared to the first half of 2001.

The Group maintained its strategy of balancing the contribution of negative results from companies in which it has stakes with positive contributions from stable investments. It is also generating capital gains in those companies where the conditions are opportune.

Divestments during the first half amounted to EUR 1,530 million, mainly the sale of 23.5% of Dragados, 24.5% of Vallehermoso, 21.97% of Aguas de Valencia and 7.76% of Autema.

Investments amounted to EUR 166 million, chiefly subscribing to the capital increases of Auna and Cableuropa, in proportion to the size of the Group's stakes. The capital increases were envisaged in the plans of both companies in order to finance their business expansion and consolidation.

In January, the Bank signed an agreement with Telecom Italia to acquire a further 12.62% and another 2.5% of Auna (in August).

Despite the poor performance of stock markets and of capital gains this year, the unrealized gains of industrial stakes amount to around EUR 1,800 million as of June 30.

Tha Santander Central Hispano share

The financial markets fell during the second quarter because of the uncertain international environment, which generated a lack of confidence among investors and dented share prices, especially new economy companies.

Although the financial sector was part of this global downward trend, the **Santander Central Hispano share** performed positively as it withstood the fall better than the benchmark indices and ended the first half at EUR 8.04 per share, 9.84% higher than at the time of the merger. Over the same period, the Ibex-35 fell 25.70%. So far this year, the SAN share has fallen 14.56% compared to a decline of 17.68% by both the Ibex-35 and the Dow Jones Euro Stoxx 50.

If we take the last part of September 2001 as the reference point, when there was considerable international uncertainty because of the terrorist attacks on the 11th, the SAN share was 16.02% higher, while the Ibex-35 only rose 6.38% and the Dow Jones Euro Stoxx gained 8.89%.

Santander Central Hispano is one of the most actively traded shares, both in Spain and Europe. A total of 4,097 million shares (EUR 38,384.4 million) were traded during the first half of 2002, making it the most actively traded stock among Spanish banks and the second in its sector in the Dow Jones Euro Stoxx 50. The average volume per daily trading session was 32.7 million shares, almost double the number during the first half of 2001. Moreover, the volume of futures and options on the Santander Central Share was higher in the second than in the first quarter and accounted for 18.9% of the total traded in the derivatives market.

Santander Central Hispano's market capitalization stood at EUR 38,338 million at the end of the second quarter, the largest Spanish bank by market value and the third largest bank in the Dow Jones Euro Stoxx 50 index.

After the issue of 109,040,444 shares in May in order to acquire AKB Holding and its subsidiaries, the Bank's **total issued capital** stood at EUR 2,384.2 million on June 30 (represented by 4,768,402,943 shares).

The share's weighting in the Ibex-35 was 15.91% at June 30, 2002 and 2.59% in the Dow Jones Euro Stoxx 50.

Santander Central Hispano had 982,565 **shareholders** as of June 30, 2002, a rise of 4,723 during the second quarter. Corporate entities hold 67.5% of the Bank's total issued capital and individuals 32.5%. Spanish residents hold 43.5% of the capital.

The fourth and final dividend charged to 2001 results, of EUR 0.0631 per share, was paid on April 30, 2002. This made the total dividend per share, charged to 2001 results, EUR 0.2885, 5.5% more than in 2000.

On August 1, the first interim dividend, charged to 2002 results, of EUR 0.0775 will be paid, 3.2% more than the equivalent in 2001.

The dividend yield on the basis of the total dividend charged to 2001 results and the share price at June 30, 2002 is 3.59%, the highest among the banks included in the Ibex-35 on this basis.

The Santander Central Hispano share

	30.06.2002
Shareholders and trading data	
Shareholders (number)	982,565
Shares outstanding (number)	4,768,402,943
Average daily turnover (no. of shares)	32,776,248
Share liquidity (no. of shares traded during the period / no. of shares) (%)	87
	euro
Dividend per share	
First interim dividend (01.08.02)	0,0775
Price movements during the period	
Beginning (28.12.01)	9.41
High	10.47
Low	7.35
Last (28.06.02)	8.04
Market capitalization (millions)	38,338.0
Per share data	
Net attributable income in the half	0.2553
Book value	4.02
Price / Book value (times)	2.00
P/E ratio (times)	16.02

Comparative performance of share price

January 14, 1999 to June 28, 2002


175
150
125
100
75
50
SAN
Ibex financial
Ibex 35
14.1.1999
28.6.2002

Santander Central Hispano

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Tel. 3491 558 10 31 · 3491 558 20 40 · 3491 558 13 70
Fax: 3491 558 14 53 · 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: Pº de Pereda, 9-12. Santander. Spain · Tel. 34942 20 61 00
Operational Head Office: Pl. de Canalejas, 1. Madrid. Spain · Tel. 3491 558 11 11

Santander Central Hispano

Item 3

ACTIVITY AND RESULTS

July 30, 2002

Santander Central Hispano

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

AGENDA

- **Group results**
- **Results by business areas**
- **Efficient use of the capital accounts**
- **Risks**
- **Corporate governance**
- **Conclusions**

Prior considerations

- Good performance of earnings and business in European Retail Banking
- Good performance of credit risk
- Strong impact of trading gains and of the depreciation of foreign currencies, especially on the earnings generated in Latin America
- Argentina: still consolidated according to provisional data
- Brazil: negative impact of market performance on the trading and investment portfolios

Prior considerations: Argentina

- Argentina was consolidated again in the second quarter on the basis of provisional data

- Argentina's results were neutralized

- Present situation: the provisions made fully cover all the investments (goodwill included), all the intragroup cross-border risk and all the regulatory cross-border risk with third parties

- Our presence still depends on the viability and profitability of the Argentine financial system

Prior considerations: Exchange rate movements against the Euro, excluding Argentina

Jun'2002 - Jun'2001

	Average exch. rate variation Impact on the income statement (%)	Exch. rate variation at period-end Impact on the balance sheet (%)
Estimated average impact		
on the Group	**-4.2**	**-9.0**
on Latin America	**-8.3**	**-22.5**
Main currencies:		
US$	+0.0	-15.0
Brazilian Real	-11.4	-30.4
Chilean Peso	-11.2	-23.4
Mexican Peso	+1.8	-22.4

Note: Variation of the Argentine Peso: -57.2% in average terms and -78.0 at period-end

Group earnings, affected by Argentina, exchange rates and trading gains

EUR million

	Jan-Jun 2002	% total var.	% var. excl. Argentina
Net interest revenue	5,035.8	-2.27	2.50
Basic revenue	7,285.0	-2.79	3.43
Net operating revenue	7,538.3	-5.07	0.85
Net operating income	3,131.2	2.26	11.90
Net attributable income	1,196.6	-13.41	-4.16
Net operating income (excl. dividends + trading gains)	**2,554.8**	**13.76**	**27.29**

New earnings foreast for 2002

- First half results
- The impact of the increasing devaluations in Latin America
- Our policy of reinforcing the balance sheet

Recommend us to review our earnings forecast

EUR 2,250 million (-10%)

Moderate improvement in net operating revenue* over previous periods

EUR million


6,494
6,592
6,767
H1 '01
H2 '01
H1 '02

Note: Total Group excluding Argentina

Negative trading gains in the second half of 2002 compared to a quarterly average of EUR 205 million in the last five quarters

EUR million


227
173
218
171
236
-10
Q1
'01
Q2
Q3
Q4
Q1
'02
Q2


400
389
226
H1 '01
H2 '01
H1 '02

Note: Total Group excluding Argentina

Net operating revenue* slightly above previous periods despite the negative trading gains in the second quarter of 2002

EUR million


3,427
3,467
3,414
3,567
3,594
3,399
Q1 '01
Q2
Q3
Q4
Q1 '02
Q2


6,894
6,981
6,993
H1 '01
H2 '01
H1 '02

Note: Total Group excluding Argentina

(*) Excluding dividends

Very positive management of costs. In the second quarter the Group's efficiency ratio improved to below 50%

Variation H1'02 / H1'01	
Personnel	-7.0
General	-8.0
Total	**-7.4**
■ **Spain**	**-1.6**
■ **Rest**	**-11.4**


Efficiency ratio (%)
56.9
53.4
54.3
52.7
51.4
49.8
-7.1 p.p.
Q1 '01
Q2
Q3
Q4
Q1 '02
Q2

Note: Total Group excluding Argentina
Excluding the exchange rate effect: Total, -3.7% and rest, -5.1%

Good performance of NET OPERATING INCOME, supported by the most recurrent revenues

EUR million



Net operating income
H1'02 / H1'01: +11.9%
2,724
2,761
3,048
ividends + trading g.
28%
20%
18%
H1 '01
H2 '01
H1 '02



Net oper. income excl. dividends and trading gains
H1'02 / H1'01: +27.3%
949
1,015
1,033
1,166
1,207
1,293
Q1 '01
Q2
Q3
Q4
Q1 '02
Q2

Note: Total Group excluding Argentina

Good performance of NET OPERATING INCOME by business areas, especially in European Retail Banking

EUR million

	H1'02	% var. over H1'01
European Retail Banking	1,444.4	22.4 (*)
Retail Banking Latin America	1,163.0	-5.0
Asset Mgmt & Private Banking	231.4	5.5
Global Wholesale Banking	281.9	-12.2
Corporate Center	-72.8	-67.0
TOTAL	**3,048.0**	**11.9**

Retail Banking is the core business of our Group

Note: Total Group excluding Argentina

(*) Includes 6 months of AKB in 2002. Variation in European Retail Banking excluding the latest acquisitions: +16.2%

Positive performance of net operating income in Europe. Impact of trading gains and of the depreciation of currencies in Latin America

EUR million


European Retail Banking
573
607
607
645
642
802
729
(excl. AKB)
Q1'01
Q2
Q3
Q4
Q1'02
Q2


Retail Banking Latin America
576
648
637
848
726
437
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Retail Banking Latin America excluding Argentina

The Group's results are supported by net operating income
EUR million

	H1'02	H1'01	Variation Amount	Variation %
Net operating income	**3,048.0**	**2,723.8**	**324.2**	**11.90**
Income from equity-acc. holdings	136.2	210.7	-74.5	-35.35
Net provisions for loan-losses	-738.0	-765.3	27.3	-3.57
Goodwill amortization	-377.7	-1,303.1	925.4	-71.01
Earnings from Group transactions	191.4	333.0	-141.6	-42.52
Other income	-350.7	915.9	-1,266.5	--
Corporate tax + minority interests	-712.8	-866.6	153.8	-17.75
Net attributable income	**1,196.6**	**1,248.4**	**-51.9**	**-4.16**

Note: Total Group excluding Argentina

Net attributable income
EUR million


612
637
612
572
671
526
Q1'01
Q2
Q3
Q4
Q1'02
Q2


1,249
-4.2%
1,184
1,197
+1.1%
H1 '01
H2 '01
H1 '02

Note: Total Group excluding Argentina

AGENDA

- Group results
- **Results by business areas**
- Efficient use of the capital accounts
- Risks
- Corporate governance
- Conclusions

European Retail Banking. Results
EUR million

Net interest revenue



2,076
+8.7%
2,257
H1 '01
H1 '02

Net operating revenue



3,036
+8.5%
3,295
H1 '01
H1 '02

Net operating income



1,180
+22.4%
1,444
H1 '01
H1 '02

Net attributable income*



690
+21.0%
835
H1 '01
H1 '02

(*) Includes 6 months of AKB in 2002. Variation in European Retail Banking excluding the latest acquisitions: +16.4%

Santander Central Hispano

European Retail Banking. Detail of results

EUR million and % variation over H1 '01

Net interest revenue


SAN
1,060
2.5%
Banesto
506
6.5%
Portugal
335
-3.0%
Cons. Fin.
321
62.9% [26.4%]

Net operating revenue


SAN
1,653
3.1%
Banesto
746
5.1%
Portugal
431
-1.5%
Cons. Fin.
405
69.0% [20.9%]

Net operating income


SAN
721
14.1%
Banesto
311
13.3%
Portugal
193
7.4%
Cons. Fin.
217
100.8% [32.7%]

Net attributable income


SAN
416
17.7%
Banesto
226
5.6%
Portugal
99
5.0%
Cons. Fin.
103
107.3% [42.6%]

Note: Figure between brackets: excluding AKB
Net attrib. inc. of Banesto affected by higher taxes. Income before tax: +16.4%

Santander Central Hispano Retail Banking: growth capacity shown in the second quarter

EUR million


Basic revenue
773
805
794
815
793
839
Q1'01
Q2
Q3
Q4
Q1'02
Q2


Personnel + general expenses
426
428
422
433
424
400
Q1'01
Q2
Q3
Q4
Q1'02
Q2


Net operating income
300
332
319
333
326
395
Q1'01
Q2
Q3
Q4
Q1'02
Q2


Net attributable income
171
182
191
196
184
231
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Santander Central Hispano Retail Banking
Focused on relaunch of revenues ...
EUR million

Net fees and commissions 18% higher than the first quarter



268
276
265
271
262
310
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Santander Central Hispano Retail Banking
... and recovery of growth rates
EUR million



Loans
54.000
52.000
50.000
48.000
+6.8%
-0.1%
+3.2%
J'01 F M A M Jn Jl A S O N D J'02 F M A M Jn



Demand + time deposits
41.000
39.000
37.000
+4.9%
-0.7%
+4.3%
J'01 F M A M Jn Jl A S O N D J'02 F M A M Jn

Note: Average monthly balances

Santander Central Hispano

Santander Central Hispano Retail Banking
Growth focused on the individual customers segment
% variation June'02 / June'01



Lending
+10.9
-0.3
Individual customers
Companies and Institutions



Demand + time deposits
+9.1
+1.4
Individual customers
Companies and Institutions

Note: Average monthly balances.
Securitization effect excluded in lending

Banesto: earnings and business volume outperform the market

EUR million

EARNINGS

Net operating income



129
146
150
141
151
160
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Income before taxes



124
139
134
117
144
163
Q1'01
Q2
Q3
Q4
Q1'02
Q2

ACTIVITY

Loans



Total
23.5
+14%
26.8
Jun'01
Jun'02
Secured loans
8.0
+25%
10.0
Jun'01
Jun'02

Customer funds



On balance sheet
27.5
+6.0%
29.2
Jun'01
Jun'02
Mutual funds
8.0
+7.4%
8.6
Jun'01
Jun'02

The good performance of Retail Banking in Spain is enabling us to increase our market share in 2002

Variation in p. p. since Dec'01 until each date (latest available)

On-balance sheet

Loans priv. sector May'02
(Excl. assets acquired under resale agreement)



-0.12
+0.33
o/Bks+Sav.B.
o/Banks

Deposits priv. sector May'02
(excluding REPOs)



+0.33
+1.33
o/Bks+Sav.B.
o/Banks

Off-balance sheet

Mutual funds June'02



+1.1
+1.9
o/Bks+Sav.B.
o/Banks

Individual pension f. June'02



+0.50
o/Banks+Sav.B.

Source: M-21 returns published by the Group's companies in Spain (SAN, Banesto and other Spanish subsidiaries), Bank of Spain and Inverco

Portugal
EUR million

EARNINGS

Net operating income



91
88
87
100
100
93
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net attributable income



32
63
34
35
48
51
Q1'01
Q2
Q3
Q4
Q1'02
Q2

ACTIVITY

Loans



17,574
+10.8%
19,474
Jun'01
Jun'02

Customer funds

On balance sheet Mutual + pension f.



16,643
+4,6%
17,413
2,827
+48.3%
4,194
Jun'01
Jun'02
Jun'01
Jun'02

Consumer Financing
EUR million

EARNINGS

Net operating income



108
217
144
+100.8%
+32.7%
H1'01
H1'02

Net attributable income



50
103
71
+107.3%
+42.6%
H1'01
H1'02

ACTIVITY

Lending



8,145
13,287
+63,1%
H1'01
H1'02

New loans



4,793
5,454
+13.8%
H1'01 (*)
H1'02

■ AKB
(*) Includes AKB

European Retail Banking
All actions focused on cost control
Efficiency ratio

Santander Central Hispano Retail B.



53.3%
-3.5 p.
49.8%
H1'01
H1'02

Banesto



53.7%
-3.1 p.
50.6%
H1'01
H1'02

Portugal Retail Banking



52.4%
-3.7 p.
48.7%
H1'01
H1'02

Consumer Financing



52.2%
-9.3 p.
42.9%
H1'01
H1'02

Retail Banking Latin America. Results
EUR million

Net interest revenue


2,534
-5.5%
2,396
H1 '01
H1 '02

Net operating revenue


3,393
-8.8%
3,096
H1 '01
H1 '02

Net operating income


1,224
-5.0%
1,163
H1 '01
H1 '02

Net attributable income


662*
542
+22.1%
H1 '01
H1 '02

(*) New incorporations (minority interests at Banespa and Santiago): EUR 59 million

Note: Data excluding Argentina

Total Latin America. Detail of results
EUR million and % variation over H1 '01

Net interest revenue



Brazil
993
+3.6%
Mexico
588
-8.9%
Chile
431
-8.0%
P. Rico
137
-7.9%
Other *
279
-21.1%

Net operating revenue



Brazil
1.198
-13.3%
Mexico
916
-8.0%
Chile
573
-5.7%
P. Rico
183
-4.6%
Other *
535
+3.3%

Net operating income



Brazil
533
-10.1%
Mexico
381
-2.7%
Chile
303
-5.4%
P. Rico
67
-17.9%
Other *
77
n. m.

Net attributable income**



Brazil
341
+54.4%
Mexico
389
+36.2%
Chile
194
+17.6%
P. Rico
3
-80.3%
Other *
n.m.
-125

Note: Data excluding Argentina and including Retail B. + Asset Mgmt & Priv. B. + Global Wholesale B.

* Includes all the other countries (except for Argentina) and charges
** Excluding latest incorporations (minority int.): Brazil: +36.8%; Chile: +4.6%

Santander Central Hispano

Total Brazil
EUR million

Basic revenue


668
648
577
649
698
659
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Personnel + general expenses


376
363
303
292
299
271
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net operating income


293
300
212
476
389
144
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net attributable income


87*
134
205
240
241
100
Q1'01
Q2
Q3
Q4
Q1'02
Q2

* According to present stake, Q1 '01: EUR 126 million

Total Mexico
EUR million

Basic revenue



395
482
454
489
435
394
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Personnel + general expenses



237
266
237
258
241
210
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net operating income



170
221
244
228
223
158
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net attributable income



120
166
175
125
204
185
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Santander Central Hispano

Total Chile
EUR million

Basic revenue



291
287
263
264
251
282
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Personnel + general expenses



127
132
121
122
121
116
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net operating income



163
157
131
103
145
158
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net attributable income



93
72
67
57
74
119 (*)
Q1'01
Q2
Q3
Q4
Q1'02
Q2

* New incorporation (acq. 35.5% of Santiago): EUR 21 mill.

Santander Central Hispano

Total Puerto Rico
EUR million

Basic revenue


83
94
93
78
86
86
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Personnel + general expenses


48
50
53
48
53
52
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net operating income


40
42
56
23
39
28
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Net attributable income


12
5
22
-6
7
-4
Q1'01
Q2
Q3
Q4
Q1'02
Q2

Efficiency ratio by country


Brazil
53.5%
-5.9 p.
47.6%
H1 '01
H1 '02


Mexico
50.5%
-1.3 p.
49.2%
H1 '01
H1 '02


Chile
42.7%
-1.4 p.
41.3%
H1 '01
H1 '02


Puerto Rico
51.3%
+6.3 p.
57.6%
H1 '01
H1 '02

Santander Central Hispano

Asset Management and Private Banking. Results

EUR million

Net fees and commissions



338
+7.4%
363
H1 '01
H1 '02

Net operating income



219
+5.5%
231
H1 '01
H1 '02

Net attributable income



167
+2.2%
171
H1 '01
H1 '02

Efficiency ratio (%)



42.3
-1.4 p.
40.9
H1 '01
H1 '02

Note: Data excluding Argentina

Asset Management and Private Banking. Drivers

Mutual funds in Spain

- Increase in market share: 27.4% (+1.1 points over Dec. '01)
- Defence of the average management fee: fall stabilized

Pension funds in Spain

- Market share increase in the last two quarters: +0.4
- Increase in average management fee

Bancassurance

- Strong business drive in Spain at SAN

(Annualized premiums, EUR Million)	H1'02	H1'01	%var.
❑ Life - risk	34.6	23.0	50.4
❑ Homes	25.5	7.9	222.8

Latin America (excl. Argentina)

	H1'02	H1'01	%
■ Mutual funds commissions (US$ million)	109.6	81.2	35.0

Global Wholesale Banking. Results H1'02 over H1'01

EUR million

Net operating revenue



543
-8.5%
497
H1 '01
H1 '02

Personnel + general expenses



210
-4.2%
201
H1 '01
H1 '02

Net operating income



320
-12.2%
282
H1 '01
H1 '02

Net attributable income



200
-29.2%
142
H1 '01
H1 '02

Note: Data excluding Argentina

Global Wholesale Banking. Results H1'02 over H2'01
EUR million

Net operating revenue


469
+6.0%
497
H2'01
H1'02

Net operating income


238
+18.5%
282
H2'01
H1'02

- Lower revenues than H1'01 but higher than H2'01
- Heavy impact of markets' performance
- Greater provisions for loan-losses

Note: Data excluding Argentina

Summary of operating business areas. Detail of results

EUR million and % variation over H1 '01

Net interest revenue


European Retail B.
2,257
8.7%
Retail B. Latin America
2,396
-5.5%
Asset Mgmt & Priv. B.
42
-35.8%
Global Wholes. B.
266
-5.7%

Net operating revenue


European Retail B.
3,295
8.5%
Retail B. Latin America
3,096
-8.8%
Asset Mgmt & Priv. B.
415
-1.4%
Global Wholes. B.
497
-8.5%

Net operating income


European Retail B.
1,444
22.4%
Retail B. Latin America
1,163
-5.0%
Asset Mgmt & Priv. B.
231
5.5%
Global Wholes. B.
282
-12.2%

Net attributable income


European Retail B.
835
21.0%
Retail B. Latin America
662
22.1%
Asset Mgmt & Priv. B.
171
2.2%
Global Wholes. B.
142
-29.2%

Note: Data excluding Argentina

AGENDA

- Group results
- Results by business areas
- **Efficient use of the capital accounts**
- Risks
- Corporate governance
- Conclusions

Intense management in the second quarter of the year of the Group's portfolio, which still has significant unrealized capital gains

- Sale of 23.5% of Dragados: Capital gain of EUR 521 million
- Sale of 24.5% of Vallehermoso: Capital gain of EUR 301 million

- Provides liquidity: EUR 1,469 million
- Enables early allowances: Patagon: EUR -700 million (of which 616 million correspond to goodwill)
- Improves the capital ratios: +50 b.p.

Moreover, unrealized capital gains remain high: EUR 5,000 million *

(*) Data as of 30.06.2002

Group unrealized capital gains favoured by the better relative performance of our portfolio of listed companies

EUR million

Value as of 30-06-02	Unrealized cap. gains		Price var. in H1 '02	Var. Index	
6,666	3,400	RBOS	+11%	-11%	(1)
954	250	Sanpaolo IMI	-6%	-4%	(2)
930	340	CEPSA	+39%	-18%	(3)
960	210	Unión Fenosa	-2%	-18%	(3)
1,440	366	Vodafone	-50%	-11%	(1)
		Weighted average	*-6%*	*-11%*	

Very little correlation with Latin American risks

(1) FTSE (2) Mib-30 (3) Ibex-35

Santander Central Hispano

We still have a solid financial position

BIS ratio


BIS Ratio
10.86%
Tier II
3.50%
Rest of Tier I
2.80%
Core Capital
4.56%
7.36%
June'02

Estimated BIS ratio including unrealized capital gains (*)


BIS Ratio
16.3%
Tier II
6.0%
Rest of Tier I
2.9%
Core Capital
7.4%
10.3%
June'02

Surplus above the minimum requirement: EUR 5,712 million

(*) Net unrealized capital gains applied to goodwill amortization

AGENDA

- Group results
- Results by business areas
- Efficient use of the capital accounts
- Risks
- Corporate governance
- Conclusions

Group loan portfolio: geographically diversified, focused on Europe and investment-grade countries in Latin America

EUR million

Total Group:
EUR 201,427 million

Total Latin America:
EUR 42,927 million



Europe
76.1%
Latam. (*)
21.3%
Rest 2.6%
P. Rico
11%
Non Investment
grade
28%
Mexico
32%
29%
Chile

Only 6% of the Group's loan portfolio in non investment-grade countries

(*) Includes Argentina: 1.7%

Santander Central Hispano

Low risk profile, both counterparty and market risk. VaR always below the limits

VaR Total Trading. US$ million



45
40
35
30
25
20
15
10
31/12/00
31/03/01
30/06/01
30/09/01
31/12/01
31/03/02
30/06/02

Risk quality and NPL coverage

	NPL ratio (%)			NPL coverage (%)		
	Jun'01	Dec'01	Jun'02	Jun'01	Dec'01	Jun'02
TOTAL GROUP	**2.13**	**1.86**	**1.85**	**137.1**	**143.3**	**142.6**
Spain	0.76	0.88	0.98	216.9	205.9	187.6
Latin America	3.98	3.33	3.01	124.9	128.8	143.4
Rest	3.11	2.63	3.10	103.9	109.1	101.6
Group excluding Argentina	2.06	1.79	1.80	140.3	146.2	144.3

Summary

- Investments in Europe and investment-grade countries: 94% of total
- Low concentration of risks, especially in syndicated loans
- Loan portfolio: high degree of diversification by sectors
- Secured loans account for more than 40% in the resident private sector
- 90% of counterparty risk is concentrated in entities with a rating equal or higher than A
- Trading VaR has always been below the limit, as well as adapting to the market conditions
- Reduced exposure to significant risks. We are not in the market for corporate "high risk"
- NPL ratio stood at 1.85% and NPL coverage at 143%, with improvement over the last 12 months. Both ratios also improved in Latin America.

AGENDA

- Group results
- Results by business areas
- Efficient use of the capital accounts
- Risks
- Corporate governance
- Conclusions

Recent measures focused on good corporate governance

- New Good Corporate Governance Code for the Board of Directors
- Incorporation of 3 new independent Directors and appointment of an independent Vice-Chairman
- Promotion of the Audit and Compliance Committee and the Appointments and Remunerations Committee
  - All members are external, and most of them independent
  - Chaired by independent directors
  - Enhanced functions
- Elimination of protective measures (proposal next General Meeting of Shareholders)
  - Limit vote of a single shareholder (10%)
  - Elimination of reinforced majorities
  - Eligibility conditions for directors, Chairman and Vice-Chairman

AGENDA

- Group results
- Results by business areas
- Efficient use of the capital accounts
- Risks
- Corporate governance
- Conclusions

Conclusions

- Good performance of earnings and business in European Retail Banking
- Good performance of credit risk
- Strong impact of trading gains and the depreciation of foreign currencies, especially on the earnings generated in Latin America
- Argentina: still consolidated according to provisional data
- Brazil: negative impact of market performance on the trading and investment portfolios

Good performance of banking business

Negative effect of market volatility and allowances

Santander Central Hispano

AENOR

ER

Empresa Registrada

IQNet

CERTIFIED QUALITY SYSTEM

Item 4

Appendix

- Group results
- Group balance sheet
- Latin America

Appendix

- **Group results**

Good performance of Group net operating income, although penalized by Argentina

EUR Million

	Jan-Jun 2002	Jan-Jun 2001	% total var.	% var. excl. Argentina
NET INTEREST REVENUE	5,035.8	5,152.5	-2.27	2.50
Net fees and commissions	2,249.2	2,341.8	-3.95	5.64
BASIC REVENUE	7,285.0	7,494.3	-2.79	3.43
Trading gains	253.3	446.9	-43.33	-43.47
NET OPERATING REVENUE	7,538.3	7,941.2	-5.07	0.85
Personnel + general expenses	-3,813.5	-4,287.9	-11.06	-7.39
Other operating expenses	-593.6	-591.4	0.38	6.09
NET OPERATING INCOME	3,131.2	3,061.9	2.26	11.90

This performance is not fully reflected in the bottom line because of reduced extraordinary income

EUR Million

	Jan-Jun 2002	Jan-Jun 2001	% total var.	% var. excl. Argentina
NET OPERATING INCOME	3,131.2	3,061.9	2.26	11.90
Income from equity-acc. holdings	135.6	209.5	-35.25	-35.35
Net provisions for loan-losses	-982.7	-835.1	17.68	-3.57
Goodwill amortization	-377.7	-1,303.1	-71.01	-71.01
Group transactions + extraord.	18.0	1,242.1	-98.55	--
Corporate tax + Minority interests	-727.9	-993.5	-26.73	-15.48
NET ATTRIBUTABLE INCOME	1,196.6	1,381.9	-13.41	-6.72

Appendix

- Group balance sheet

Performance of the Groupś main business indicators
EUR Million

	30.06.02	% total var.	% var. excl. Argentina	% var. (*)
Loans (gross)	171,970	-5.1	-2.5	5.3
Total customer funds on balance sheet	216,429	-7.7	-4.5	6.0
Mutual funds	68,125	-0.8	1.2	6.9
Pension funds	16,605	-19.4	1.1	14.3
Total customer funds	308,947	-6.9	-3.0	6.6

(*) Excluding Argentina and exchange rate effect

Santander Central Hispano

Total loans (excluding Argentina)
EUR Million


180,027
+5,447
+5,752*
-2,229
+155
-13,519
+2,343
177,976
+9,125
June '01
Spain
Rest of Europe
America
Rest
Exchange rate effect
Securitiz. Effect
June '02

(*) Effect of the incorporation of AKB: EUR 4,147 million

Santander Central Hispano

Total loans to the private sector
EUR Million


Total private sector *
+7.8%
88,384
89,770
90,714
92,625
95,308
+2.9%
Jun.'01
Sep.'01
Dec.'01
Mar.'02
Jun.'02


Secured loans *
+18.9%
33,701
34,789
36,830
38,081
40,068
+5.2%
Jun.'01
Sep.'01
Dec.'01
Mar.'02
Jun.'02

(*) Securitization included

Total customer deposits (excluding Argentina)
EUR Million


173,524
+7,227
+1,325*
+425
-528
-15,810
166,163
+8,499
June '01
Spain
Rest of Europe
America
Rest
Exchange rate Effect
June '02

(*) Effect of the incorporation of AKB: EUR 1,164 million

Detail of mutual funds (excluding Argentina)
EUR Million



67,226
+1,536
+1,945
+1,123
-3,830
68,000
+4,604
June '01
Spain
America
Rest
Echange rate effect
June '02

Detail of pension funds (excluding Argentina)
EUR Million



14,394
+294
+1,608
+155
-1,906
14,545
+2,057
June '01
Spain
America
Rest
Echange rate effect
June '02

Appendix

- **Latin America**

Total Latin America I (*)
EUR Million

	Jan-Jun 2002	Jan-Jun 2001	% total var.	% var. excl. Argentina
NET INTEREST REVENUE	2,535.4	2,918.6	-13.13	-5.68
Net fees and commissions	984.9	1,171.3	-15.91	2.46
BASIC REVENUE	3,520.2	4,089.8	-13.93	-3.62
Trading gains	106.6	290.9	-63.36	-67.45
NET OPERATING REVENUE	3,626.8	4,380.7	-17.21	-7.84
Personnel + general expenses	-1,874.4	-2,321.9	-19.27	-13.22
Other operating expenses	-309.0	-323.9	-4.60	5.77
NET OPERATING INCOME	1,443.3	1,734.9	-16.80	-2.62

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Total Latin America II (*)
EUR Million

	Jan-Jun 2002	Jan-Jun 2001	% total var.	% var. Excl. Argentina
NET OPERATING INCOME	1,443.3	1,734.9	-16.80	-2.62
Income from equity-acc. holdings	14.4	14.6	-0.99	-4.98
Net provisions for loan-losses	-661.1	-349.1	89.40	49.09
Amortization of goodwill	--	--	--	--
Group transactions + extraord.	196.0	-256.2	--	--
Corporate tax + Minority interests	-191.4	-335.8	-43.00	-15.61
NET ATTRIBUTABLE INCOME	801.2	808.4	-0.89	18.70

(*) Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

In Retail Banking Latin America, loan containment and strong exchange rate effect

EUR million

	30.06.02	% var. o/ 30.06.01 (*)	% var. o/ 30.06.01 (**)
Loans (gross)	36,619	-29.0	-4.3
Customer funds on balance sheet	51,251	-23.2	+1.5
Mutual funds	12,292	-12.6	+13.8
Pension funds	8,543	-3.4	+18.2
Total customer funds	75,726	-19.5	+4.8

(*) Excluding Argentina
(**) Excluding Argentina and exchange rate effect

Customer loans (gross)


Market share
9.7%
10.3%
Jun'01
Latest available

	Balance			Market share
EUR Million	Bal. 06.02	Variation over 06.01 (%)	Variation excl. Ex effect (%)	Latest available
Brasil	4,754	-36.1	-5.6	4.2%
Mexico	13,142	-28.5	-6.0	11.5%
Chile	11,144	-23.3	+0.1	27.7%
Pto. Rico	4,547	-16.8	-1.8	12.6%
SUBTOTAL	**33,587**	**-26.7**	**-3.5**	**11.3%**
Rest	6,203	-55.4	+5.3	7.2%
TOTAL	**39,690**	**-33.3**	**-1.5**	**10.3%**
Tot. excl. Argentina	36,619	-29.0	-4.3	

Customer funds on balance sheet


Market share (*)
10.4%
10.4%
Jun '01
Latest available

EUR Million	Balance: Bal. 06.02	Balance: Variation over 06.01 (%)	Balance: excl. Ex effect (%)	Market share *: Latest available
Brasil	6,777	-30.3	+0.2	4.4%
Mexico	21,043	-11.2	+11.3	15.8%
Chile	14,167	-20.8	+2.6	27.4%
Pto. Rico	4,410	-35.4	-20.4	12.0%
SUBTOTAL	**46,397**	**-20.2**	**+3.0**	**11.2%**
Rest	6,970	-63.9	-4.4	7.3%
TOTAL	**53,367**	**-31.0**	**+1.2**	**10.4%**
Tot. excl. Argentina	51,251	-23.2	+1.5	

(*) Market share in deposits

Mutual funds


Market share
7.9%
8.1%
Jun '01
Latest available

EUR Million	Balance: Bal. 06.02	Balance: Variation over 06.01 (%)	Balance: excl. Ex effect (%)	Market share: Latest available
Brasil	5,233	-26.9	+3.5	4.5%
Mexico	4,454	+1.5	+24.0	14.0%
Chile	1,648	-12.4	+10.9	24.7%
Pto. Rico (*)	460	121.3	+136.3	23.4%
SUBTOTAL	**11,794**	**-13.5**	**+13.2**	**7.9%**
Rest	624	-66.1	-2.0	10.4%
TOTAL	**12,418**	**-19.8**	**+11.4**	**8.1%**
Tot. excl. Argentina	12,292	-12.6	+13.8	

(*) Market share includes managed portfolios.

Pension funds


Market share
14.2%
12.3%
Jun '01
Latest available

	Balance			Market share
EUR Million	Bal. 06.02	Variation over 06.01 (%)	Variation excl. Ex effect (%)	Latest available
Mexico	2,503	+10.1	+32.5	9.0%
Chile	3,858	-15.2	+8.2	11.1%
SUBTOTAL	**6,361**	**-6.8**	**+16.3**	**10.2%**
Rest	4,243	-48.4	+14.5	17.9%
TOTAL	**10,604**	**-29.5**	**+15.3**	**12.3%**
Tot. excl. Argentina	8,543	-3.4	+18.2	

Risk performance according to Bank of Spain criteria

	NPL ratio (%)				
	Jun. 2002	Mar. 2002	Dec. 2001	Sep. 2001	Jun. 2001
Brazil	3.84	4.28	4.30	5.32	5.84
Mexico	1.01	1.23	1.49	1.68	1.60
Chile	2.59	3.08	3.01	3.34	3.61
Puerto Rico	2.12	2.64	2.45	2.21	2.21
SUBTOTAL	**2.12**	**2.48**	**2.57**	**2.94**	**3.06**
Rest	7.84	6.59	6.53	7.40	7.02
TOTAL	**3.01**	**3.19**	**3.33**	**3.98**	**3.98**

Risk performance according to Bank of Spain criteria

	NPL coverage (%)				
	Jun. 2002	Mar. 2002	Dec. 2001	Sep. 2001	Jun. 2001
Brazil	177.8	166.7	175.0	148.2	151.8
Mexico	320.3	318.8	170.2	159.5	157.1
Chile	105.4	118.3	113.1	109.6	107.6
Puerto Rico	99.8	104.1	101.9	103.3	101.0
SUBTOTAL	**163.3**	**168.4**	**141.2**	**131.7**	**131.5**
Rest	114.2	121.1	108.0	120.4	115.1
TOTAL	**143.4**	**151.6**	**128.8**	**126.8**	**124.9**

Santander Central Hispano Group
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**2.413,0**	**2.739,5**	**2.432,0**	**2.672,3**	**2.461,6**	**2.574,2**
Net fees and commissions	1.163,4	1.178,4	1.153,9	1.126,1	1.099,7	1.149,6
Basic revenue	**3.576,4**	**3.917,9**	**3.585,8**	**3.798,3**	**3.561,2**	**3.723,8**
Trading gains	239,7	207,2	158,9	79,3	246,1	7,2
Net operating revenue	**3.816,2**	**4.125,1**	**3.744,8**	**3.877,7**	**3.807,3**	**3.731,0**
Personnel and general expenses	(2.126,8)	(2.161,1)	(2.032,2)	(2.080,8)	(1.943,6)	(1.869,9)
a) Personnel expenses	(1.324,8)	(1.360,1)	(1.271,7)	(1.301,7)	(1.225,6)	(1.167,0)
b) General expenses	(802,0)	(801,1)	(760,5)	(779,1)	(718,0)	(702,9)
Depreciation	(235,0)	(244,4)	(246,6)	(261,3)	(233,3)	(227,3)
Other operating costs	(61,1)	(50,9)	(61,4)	(57,5)	(64,7)	(68,3)
Net operating income	**1.393,3**	**1.668,6**	**1.404,6**	**1.478,0**	**1.565,8**	**1.565,4**
Income from equity - accounted holdings	225,0	(15,5)	230,9	81,5	176,8	(41,1)
Other income	263,7	978,4	64,9	(77,0)	(33,3)	51,3
Net provisions for loan - losses	(359,4)	(475,7)	(489,3)	(261,6)	(491,5)	(491,2)
Goodwill amortization	(351,0)	(952,1)	(192,0)	(377,8)	(152,9)	(224,8)
Income before taxes	**1.171,6**	**1.203,7**	**1.019,0**	**843,0**	**1.064,9**	**859,6**
Net consolidated income	**920,1**	**945,6**	**791,7**	**669,6**	**827,0**	**663,6**
Net attributable income	**668,3**	**713,6**	**610,9**	**493,5**	**670,5**	**526,0**

Santander Central Hispano Group (*)
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**2.240,7**	**2.568,3**	**2.239,5**	**2.502,7**	**2.360,7**	**2.568,5**
Net fees and commissions	1.021,0	1.024,0	1.010,1	1.013,1	1.039,9	1.120,3
Basic revenue	**3.261,7**	**3.592,3**	**3.249,6**	**3.515,8**	**3.400,6**	**3.688,8**
Trading gains	226,6	173,4	218,2	170,8	235,7	(9,6)
Net operating revenue	**3.488,3**	**3.765,7**	**3.467,8**	**3.686,6**	**3.636,3**	**3.679,2**
Personnel and general expenses	(1.984,7)	(2.010,7)	(1.882,6)	(1.941,8)	(1.868,9)	(1.831,2)
a) Personnel expenses	(1.238,7)	(1.272,0)	(1.183,4)	(1.221,5)	(1.185,8)	(1.148,0)
b) General expenses	(746,1)	(738,7)	(699,3)	(720,3)	(683,1)	(683,2)
Depreciation	(212,5)	(222,6)	(225,5)	(239,9)	(223,2)	(222,8)
Other operating costs	(54,4)	(45,3)	(54,7)	(48,8)	(59,6)	(61,7)
Net operating income	**1.236,6**	**1.487,2**	**1.305,1**	**1.456,1**	**1.484,5**	**1.563,5**
Income from equity - accounted holdings	227,1	(16,3)	228,6	72,0	176,8	(40,6)
Other income	266,2	982,7	70,6	(31,8)	(160,0)	0,7
Net provisions for loan - losses	(332,2)	(433,1)	(388,0)	(170,7)	(283,6)	(454,4)
Goodwill amortization	(351,0)	(952,1)	(192,0)	(377,8)	(152,9)	(224,8)
Income before taxes	**1.046,7**	**1.068,3**	**1.024,3**	**947,8**	**1.064,9**	**844,5**
Net consolidated income	**842,2**	**855,6**	**792,5**	**760,4**	**827,0**	**664,6**
Net attributable income	**611,8**	**636,6**	**612,4**	**571,6**	**670,5**	**526,0**

(*) Excluding Argentina

European Retail Banking
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**1.024,4**	**1.051,2**	**1.058,2**	**1.106,9**	**1.084,6**	**1.172,3**
Net fees and commissions	444,9	451,4	454,2	461,3	439,2	542,1
Basic revenue	**1.469,3**	**1.502,6**	**1.512,3**	**1.568,2**	**1.523,8**	**1.714,3**
Trading gains	30,9	33,6	11,3	34,4	34,3	22,6
Net operating revenue	**1.500,2**	**1.536,2**	**1.523,7**	**1.602,6**	**1.558,1**	**1.736,9**
Personnel and general expenses	(819,8)	(828,0)	(803,9)	(840,9)	(814,0)	(824,9)
a) Personnel expenses	(581,3)	(583,8)	(567,8)	(586,2)	(575,1)	(587,8)
b) General expenses	(238,4)	(244,2)	(236,2)	(254,8)	(238,9)	(237,1)
Depreciation	(89,0)	(89,9)	(93,8)	(101,4)	(94,2)	(100,2)
Other operating costs	(18,1)	(11,8)	(19,2)	(15,5)	(7,6)	(9,7)
Net operating income	**573,3**	**606,5**	**606,7**	**644,7**	**642,3**	**802,1**
Income from equity - accounted holdings	13,9	16,0	19,7	16,1	12,3	12,7
Other income	(11,9)	25,3	(23,7)	(9,5)	(9,3)	3,0
Net provisions for loan - losses	(131,0)	(142,0)	(128,8)	(161,0)	(129,9)	(160,3)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**444,3**	**505,9**	**474,0**	**490,3**	**515,4**	**657,5**
Net consolidated income	**336,7**	**387,8**	**367,1**	**366,3**	**381,0**	**485,8**
Net attributable income	**320,3**	**370,0**	**351,0**	**350,9**	**364,8**	**470,6**

Santander Central Hispano Retail Banking
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**505,6**	**528,3**	**529,1**	**543,1**	**531,4**	**528,5**
Net fees and commissions	267,6	276,2	265,2	271,4	261,8	310,2
Basic revenue	**773,2**	**804,5**	**794,4**	**814,5**	**793,2**	**838,8**
Trading gains	14,1	11,9	9,8	9,6	9,2	11,8
Net operating revenue	**787,3**	**816,4**	**804,1**	**824,0**	**802,4**	**850,6**
Personnel and general expenses	(426,0)	(428,4)	(421,6)	(432,5)	(424,1)	(399,7)
a) Personnel expenses	(322,7)	(319,0)	(316,0)	(320,1)	(323,8)	(312,5)
b) General expenses	(103,3)	(109,4)	(105,6)	(112,4)	(100,2)	(87,1)
Depreciation	(46,7)	(46,6)	(46,7)	(48,8)	(46,9)	(46,2)
Other operating costs	(14,1)	(9,8)	(17,1)	(10,2)	(5,5)	(9,5)
Net operating income	**300,4**	**331,5**	**318,7**	**332,5**	**325,9**	**395,2**
Income from equity - accounted holdings	0,0	0,0	0,0	0,0	0,0	0,0
Other income	4,8	3,9	1,8	(0,3)	1,6	(7,5)
Net provisions for loan - losses	(68,2)	(81,3)	(54,7)	(59,6)	(71,6)	(65,7)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**237,0**	**254,1**	**265,8**	**272,6**	**255,9**	**322,0**
Net consolidated income	**170,6**	**182,9**	**191,3**	**196,2**	**184,2**	**231,5**
Net attributable income	**170,5**	**182,4**	**190,5**	**195,9**	**184,1**	**231,4**

Banesto
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**232,9**	**242,0**	**252,2**	**259,1**	**250,1**	**255,6**
Net fees and commissions	104,1	106,0	105,2	105,1	106,8	110,6
Basic revenue	**337,1**	**348,0**	**357,4**	**364,2**	**356,9**	**366,2**
Trading gains	10,1	14,9	6,8	8,8	13,4	9,9
Net operating revenue	**347,1**	**362,9**	**364,2**	**372,9**	**370,3**	**376,1**
Personnel and general expenses	(190,1)	(191,0)	(187,1)	(201,2)	(188,8)	(189,0)
a) Personnel expenses	(141,9)	(142,8)	(139,4)	(142,7)	(140,3)	(140,8)
b) General expenses	(48,2)	(48,2)	(47,7)	(58,6)	(48,5)	(48,2)
Depreciation	(21,6)	(21,3)	(21,4)	(22,6)	(24,8)	(24,1)
Other operating costs	(6,8)	(4,8)	(5,4)	(8,2)	(5,7)	(3,3)
Net operating income	**128,6**	**145,7**	**150,4**	**140,9**	**151,0**	**159,7**
Income from equity - accounted holdings	14,3	14,4	17,9	17,1	9,5	8,8
Other income	2,7	29,3	(2,5)	1,9	11,6	22,6
Net provisions for loan - losses	(21,4)	(50,6)	(31,9)	(42,8)	(28,4)	(28,5)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**124,3**	**138,9**	**133,9**	**117,1**	**143,7**	**162,6**
Net consolidated income	**104,9**	**117,1**	**116,1**	**88,4**	**110,7**	**123,2**
Net attributable income	**101,1**	**113,0**	**112,2**	**85,0**	**106,7**	**119,3**

Portugal Retail Banking
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**172,3**	**173,1**	**174,0**	**181,3**	**173,9**	**161,2**
Net fees and commissions	40,9	38,9	38,8	46,0	41,9	43,2
Basic revenue	**213,2**	**212,0**	**212,9**	**227,3**	**215,8**	**204,4**
Trading gains	6,4	5,9	(2,8)	12,2	3,7	7,1
Net operating revenue	**219,6**	**217,8**	**210,1**	**239,5**	**219,5**	**211,5**
Personnel and general expenses	(114,4)	(114,9)	(106,2)	(118,1)	(106,2)	(103,6)
a) Personnel expenses	(75,3)	(79,1)	(69,8)	(79,6)	(66,3)	(67,1)
b) General expenses	(39,1)	(35,8)	(36,4)	(38,6)	(40,0)	(36,5)
Depreciation	(13,6)	(14,3)	(16,5)	(20,3)	(12,7)	(13,9)
Other operating costs	(0,4)	(0,3)	(0,5)	(0,8)	(0,4)	(1,4)
Net operating income	**91,3**	**88,3**	**86,9**	**100,3**	**100,2**	**92,6**
Income from equity - accounted holdings	(0,5)	0,7	0,9	0,2	0,6	0,6
Other income	(13,5)	(8,3)	(19,6)	(12,9)	(21,0)	(12,8)
Net provisions for loan - losses	(22,5)	13,0	(14,4)	(32,4)	(3,4)	(12,9)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**54,9**	**93,6**	**53,7**	**55,2**	**76,4**	**67,5**
Net consolidated income	**44,1**	**76,1**	**43,9**	**44,7**	**59,2**	**60,9**
Net attributable income	**31,8**	**62,7**	**34,0**	**34,6**	**48,0**	**51,3**

Total Portugal (*)
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**172,1**	**176,3**	**173,6**	**181,2**	**174,3**	**162,0**
Net fees and commissions	49,0	45,0	46,6	54,5	50,3	52,0
Basic revenue	**221,1**	**221,4**	**220,2**	**235,6**	**224,6**	**214,1**
Trading gains	8,8	7,1	16,8	15,7	10,0	13,9
Net operating revenue	**229,9**	**228,5**	**237,0**	**251,3**	**234,6**	**228,0**
Personnel and general expenses	(118,6)	(119,6)	(111,0)	(122,4)	(110,1)	(108,0)
a) Personnel expenses	(78,2)	(82,2)	(72,9)	(82,2)	(69,0)	(69,9)
b) General expenses	(40,4)	(37,3)	(38,1)	(40,2)	(41,1)	(38,1)
Depreciation	(13,9)	(14,6)	(16,8)	(20,7)	(13,1)	(14,3)
Other operating costs	(0,4)	(0,4)	(0,5)	(0,8)	(0,4)	(1,4)
Net operating income	**97,0**	**93,9**	**108,6**	**107,4**	**111,0**	**104,3**
Income from equity - accounted holdings	(0,5)	0,8	1,3	1,3	1,2	(0,1)
Other income	(12,1)	(7,8)	(31,7)	(12,5)	(22,0)	(15,5)
Net provisions for loan - losses	(20,3)	10,8	(11,9)	(32,2)	(3,1)	(12,9)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**64,1**	**97,7**	**66,4**	**64,0**	**87,1**	**75,7**
Net consolidated income	**51,4**	**78,8**	**53,3**	**53,4**	**67,8**	**66,0**
Net attributable income	**39,1**	**65,7**	**43,1**	**43,2**	**56,5**	**56,3**

(*) Including Retail Banking, Asset Management and Global Wholesale Banking

Consumer Financing in Europe
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**102,4**	**95,0**	**88,4**	**108,1**	**119,3**	**202,1**
Net fees and commissions	16,5	24,9	34,3	28,3	18,0	65,7
Basic revenue	**119,0**	**119,8**	**122,7**	**136,4**	**137,3**	**267,8**
Trading gains	0,3	0,5	(2,4)	1,0	0,1	(0,5)
Net operating revenue	**119,2**	**120,3**	**120,3**	**137,4**	**137,4**	**267,4**
Personnel and general expenses	(62,5)	(62,5)	(62,1)	(65,3)	(67,2)	(106,6)
a) Personnel expenses	(32,6)	(33,4)	(33,3)	(34,4)	(35,2)	(58,3)
b) General expenses	(29,8)	(29,0)	(28,8)	(31,0)	(32,0)	(48,2)
Depreciation	(6,4)	(7,0)	(7,7)	(8,8)	(8,4)	(14,4)
Other operating costs	3,3	3,6	4,1	4,0	4,3	4,7
Net operating income	**53,7**	**54,4**	**54,6**	**67,3**	**66,1**	**151,1**
Income from equity - accounted holdings	0,0	1,0	0,9	(1,2)	2,1	3,3
Other income	(5,9)	0,2	(3,4)	1,7	(1,6)	0,7
Net provisions for loan - losses	(15,3)	(18,2)	(21,6)	(20,2)	(22,1)	(46,5)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**32,5**	**37,5**	**30,5**	**47,6**	**44,6**	**108,6**
Net consolidated income	**23,3**	**28,4**	**24,0**	**39,2**	**32,0**	**73,2**
Net attributable income	**23,1**	**26,4**	**23,1**	**37,8**	**30,9**	**71,7**

On-line Banking
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**11,2**	**12,9**	**14,4**	**15,3**	**9,9**	**24,9**
Net fees and commissions	15,7	5,4	10,6	10,5	10,7	12,3
Basic revenue	**26,9**	**18,3**	**25,0**	**25,8**	**20,6**	**37,1**
Trading gains	0,1	0,5	(0,1)	3,0	7,9	(5,7)
Net operating revenue	**27,0**	**18,8**	**24,9**	**28,8**	**28,5**	**31,4**
Personnel and general expenses	(26,8)	(31,2)	(27,0)	(23,7)	(27,7)	(26,1)
a) Personnel expenses	(8,8)	(9,5)	(9,3)	(9,5)	(9,5)	(9,1)
b) General expenses	(18,0)	(21,7)	(17,7)	(14,2)	(18,3)	(17,0)
Depreciation	(0,7)	(0,6)	(1,5)	(1,0)	(1,4)	(1,5)
Other operating costs	(0,2)	(0,4)	(0,2)	(0,2)	(0,3)	(0,3)
Net operating income	**(0,8)**	**(13,4)**	**(3,9)**	**3,8**	**(1,0)**	**3,5**
Income from equity - accounted holdings	0,0	0,0	0,0	0,0	0,0	0,0
Other income	0,0	0,1	0,0	0,1	0,1	(0,0)
Net provisions for loan - losses	(3,7)	(4,9)	(6,1)	(6,1)	(4,3)	(6,7)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**(4,4)**	**(18,2)**	**(10,0)**	**(2,2)**	**(5,2)**	**(3,3)**
Net consolidated income	**(6,1)**	**(16,7)**	**(8,4)**	**(2,2)**	**(5,1)**	**(3,1)**
Net attributable income	**(6,1)**	**(14,6)**	**(8,8)**	**(2,4)**	**(4,9)**	**(3,1)**

Retail Banking Latin America
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**1.397,0**	**1.467,5**	**1.375,5**	**1.457,0**	**1.309,0**	**1.170,9**
Net fees and commissions	402,5	410,9	388,3	384,8	360,1	330,1
Basic revenue	**1.799,4**	**1.878,4**	**1.763,8**	**1.841,8**	**1.669,1**	**1.501,0**
Trading gains	117,2	164,1	101,3	168,7	192,3	(107,6)
Net operating revenue	**1.916,7**	**2.042,5**	**1.865,2**	**2.010,4**	**1.861,4**	**1.393,4**
Personnel and general expenses	(1.064,5)	(1.091,6)	(991,9)	(984,3)	(918,9)	(831,0)
a) Personnel expenses	(592,7)	(622,5)	(549,8)	(562,7)	(514,5)	(449,8)
b) General expenses	(471,8)	(469,1)	(442,0)	(421,6)	(404,4)	(381,1)
Depreciation	(105,4)	(113,5)	(108,5)	(109,4)	(98,8)	(88,4)
Other operating costs	(44,1)	(40,1)	(41,9)	(43,1)	(57,1)	(57,9)
Net operating income	**702,7**	**797,3**	**722,9**	**873,5**	**786,7**	**416,1**
Income from equity - accounted holdings	(1,9)	(3,2)	(6,0)	(4,2)	(0,3)	(2,8)
Other income	(101,4)	(152,9)	(83,2)	(212,3)	95,5	146,6
Net provisions for loan - losses	(146,4)	(201,9)	(289,8)	(341,0)	(426,9)	(230,7)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**452,9**	**439,3**	**343,9**	**316,0**	**454,9**	**329,1**
Net consolidated income	**385,2**	**414,9**	**392,0**	**190,9**	**386,5**	**321,4**
Net attributable income	**302,7**	**359,5**	**366,9**	**178,1**	**368,1**	**293,5**

Total Latin America (*)

EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**1.411,4**	**1.507,2**	**1.403,6**	**1.482,5**	**1.328,2**	**1.207,1**
Net fees and commissions	582,0	589,3	570,9	542,3	514,4	470,5
Basic revenue	**1.993,4**	**2.096,5**	**1.974,5**	**2.024,8**	**1.842,6**	**1.677,6**
Trading gains	117,6	173,3	76,8	176,3	209,7	(103,1)
Net operating revenue	**2.111,0**	**2.269,7**	**2.051,3**	**2.201,1**	**2.052,3**	**1.574,5**
Personnel and general expenses	(1.143,7)	(1.178,1)	(1.075,2)	(1.072,2)	(984,1)	(890,3)
a) Personnel expenses	(646,9)	(678,1)	(602,7)	(617,5)	(556,0)	(486,4)
b) General expenses	(496,9)	(500,1)	(472,5)	(454,7)	(428,1)	(403,9)
Depreciation	(116,6)	(123,6)	(119,3)	(121,9)	(102,1)	(91,1)
Other operating costs	(44,4)	(39,3)	(42,4)	(42,8)	(57,3)	(58,6)
Net operating income	**806,2**	**928,7**	**814,4**	**964,1**	**908,8**	**534,6**
Income from equity - accounted holdings	16,3	(1,7)	5,0	15,7	9,2	5,3
Other income	(103,7)	(152,5)	(82,9)	(226,6)	74,4	121,6
Net provisions for loan - losses	(145,8)	(203,3)	(289,4)	(341,8)	(429,2)	(231,9)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**573,1**	**571,1**	**447,2**	**411,5**	**563,1**	**429,5**
Net consolidated income	**472,8**	**503,6**	**469,8**	**270,7**	**463,8**	**386,7**
Net attributable income	**368,1**	**440,2**	**434,7**	**263,8**	**443,8**	**357,4**

(*) Including Retail Banking, Asset Management and Private Banking and Global Wholesale Banking

Asset Management & Private Banking
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**31,6**	**43,9**	**40,2**	**39,7**	**25,6**	**38,6**
Net fees and commissions	222,1	229,3	220,2	192,8	202,8	187,4
Basic revenue	**253,7**	**273,2**	**260,3**	**232,5**	**228,4**	**226,1**
Trading gains	4,2	8,3	(12,6)	12,5	17,9	6,4
Net operating revenue	**257,9**	**281,5**	**247,7**	**245,0**	**246,2**	**232,5**
Personnel and general expenses	(112,8)	(120,1)	(109,9)	(120,7)	(99,3)	(89,2)
a) Personnel expenses	(73,2)	(75,6)	(69,0)	(75,7)	(61,4)	(54,2)
b) General expenses	(39,7)	(44,6)	(41,0)	(45,0)	(37,9)	(34,9)
Depreciation	(14,4)	(13,3)	(14,3)	(17,1)	(7,6)	(7,0)
Other operating costs	(0,1)	0,5	0,1	0,5	(0,1)	(0,7)
Net operating income	**130,5**	**148,7**	**123,6**	**107,7**	**139,2**	**135,7**
Income from equity - accounted holdings	21,6	6,2	15,1	20,3	14,1	19,2
Other income	(3,7)	(4,5)	3,0	(16,3)	(19,3)	(27,3)
Net provisions for loan - losses	0,3	(0,6)	(1,2)	(1,4)	(0,1)	(1,2)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**148,7**	**149,8**	**140,6**	**110,4**	**133,9**	**126,4**
Net consolidated income	**106,3**	**99,3**	**100,3**	**82,3**	**92,1**	**82,1**
Net attributable income	**86,6**	**91,7**	**90,2**	**87,9**	**90,3**	**80,7**

Global Wholesale Banking

EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**121,5**	**163,4**	**137,0**	**148,3**	**127,8**	**138,5**
Net fees and commissions	101,0	89,0	92,0	88,6	96,2	88,2
Basic revenue	**222,5**	**252,4**	**228,9**	**236,9**	**224,1**	**226,7**
Trading gains	43,0	27,3	13,6	(6,2)	52,3	(6,3)
Net operating revenue	**265,5**	**279,6**	**242,6**	**230,7**	**276,4**	**220,4**
Personnel and general expenses	(105,6)	(104,6)	(115,6)	(108,8)	(99,4)	(101,9)
a) Personnel expenses	(70,0)	(69,8)	(76,4)	(67,5)	(67,6)	(68,6)
b) General expenses	(35,6)	(34,8)	(39,2)	(41,3)	(31,8)	(33,3)
Depreciation	(5,9)	(6,7)	(7,5)	(5,9)	(6,0)	(7,2)
Other operating costs	0,9	0,0	(0,2)	(0,4)	(0,1)	(0,1)
Net operating income	**154,9**	**168,4**	**119,2**	**115,7**	**170,8**	**111,1**
Income from equity - accounted holdings	0,0	0,0	0,0	0,0	0,0	0,0
Other income	(3,7)	(0,9)	(9,2)	(4,1)	(16,8)	2,9
Net provisions for loan - losses	(28,6)	(17,2)	1,9	(21,9)	(15,5)	(67,4)
Goodwill amortization	0,0	0,0	0,0	0,0	0,0	0,0
Income before taxes	**122,6**	**150,3**	**111,9**	**89,7**	**138,4**	**46,6**
Net consolidated income	**90,8**	**114,7**	**83,9**	**86,9**	**112,5**	**29,9**
Net attributable income	**88,2**	**114,5**	**83,5**	**87,1**	**112,3**	**29,7**

Corporate Center
EUR Million

	2001				2002	
	Q1	Q2	Q3	Q4	Q1	Q2
Net interest revenue	**(161,5)**	**13,5**	**(178,8)**	**(79,6)**	**(85,5)**	**53,9**
Net fees and commissions	(7,1)	(2,2)	(0,7)	(1,4)	1,4	1,7
Basic revenue	**(168,5)**	**11,3**	**(179,6)**	**(81,0)**	**(84,1)**	**55,6**
Trading gains	44,4	(26,1)	45,2	(130,1)	(50,8)	92,2
Net operating revenue	**(124,1)**	**(14,8)**	**(134,3)**	**(211,1)**	**(134,9)**	**147,8**
Personnel and general expenses	(24,1)	(16,8)	(10,9)	(26,1)	(11,9)	(23,0)
a) Personnel expenses	(7,5)	(8,5)	(8,8)	(9,7)	(7,0)	(6,5)
b) General expenses	(16,5)	(8,3)	(2,1)	(16,5)	(4,9)	(16,4)
Depreciation	(20,3)	(21,1)	(22,5)	(27,5)	(26,6)	(24,5)
Other operating costs	0,3	0,4	(0,2)	0,9	0,2	0,1
Net operating income	**(168,1)**	**(52,3)**	**(167,9)**	**(263,7)**	**(173,2)**	**100,4**
Income from equity - accounted holdings	191,4	(34,5)	202,1	49,3	150,7	(70,2)
Other income	384,4	1.111,5	177,9	165,2	(83,3)	(73,9)
Net provisions for loan - losses	(53,6)	(114,0)	(71,4)	263,7	80,9	(31,5)
Goodwill amortization	(351,0)	(952,1)	(192,0)	(377,8)	(152,9)	(224,8)
Income before taxes	**3,1**	**(41,5)**	**(51,4)**	**(163,5)**	**(177,7)**	**(300,0)**
Net consolidated income	**1,0**	**(71,2)**	**(151,5)**	**(56,9)**	**(145,0)**	**(255,7)**
Net attributable income	**(129,5)**	**(222,1)**	**(280,8)**	**(210,4)**	**(265,0)**	**(348,4)**

Santander Central Hispano

AENOR

Empresa Registrada

CERTIFIED QUALITY SYSTEM

IQNet

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________

Name: José Antonio Alvarez
Title: Executive Vice President

Date: July 29, 2002